      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998



                                                      REGISTRATION NO. 333-53873

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                          BRIGHAM EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

             DELAWARE                              1311                             75-2692967
  (State or other jurisdiction of      (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)        Classification Code Number)             Identification No.)

                           6300 BRIDGE POINT PARKWAY
                             BUILDING 2, SUITE 500
                              AUSTIN, TEXAS 78730
                                 (512) 427-3300

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ------------------------

                                 BEN M. BRIGHAM
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                           6300 BRIDGE POINT PARKWAY
                             BUILDING 2, SUITE 500
                              AUSTIN, TEXAS 78730
                                 (512) 427-3300
 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

                            ------------------------

                          Copies of Communication to:

                  JOE DANNENMAIER                                         JAY HEBERT
              THOMPSON & KNIGHT, P.C.                              VINSON & ELKINS, L.L.P.
          1700 PACIFIC AVENUE, SUITE 3300                        2001 ROSS AVENUE, SUITE 3700
                DALLAS, TEXAS 75201                                  DALLAS, TEXAS 75201

                            ------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 5, 1998

PROSPECTUS

                                3,400,000 SHARES

                                  BRIGHAM LOGO
                                  COMMON STOCK
                         ------------------------------

       The 3,400,000 shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby (the "Offering") are being sold by Brigham Exploration Company, a Delaware corporation ("Brigham" or the "Company"). The Common Stock is traded on The Nasdaq Stock Market(SM) under the trading symbol "BEXP." On June 4, 1998, the last reported sales price of the Common Stock on The Nasdaq Stock Market(SM) was $12.00 per share. See "Price Range of Common Stock and Dividend Policy."

                         ------------------------------
      ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================================
                                                                             UNDERWRITING
                                                           PRICE TO         DISCOUNTS AND         PROCEEDS TO
                                                            PUBLIC          COMMISSIONS(1)        COMPANY(2)
-----------------------------------------------------------------------------------------------------------------
Per Share.............................................         $                  $                    $
-----------------------------------------------------------------------------------------------------------------
Total(3)..............................................         $                  $                    $
=================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses of the Offering payable by the Company estimated to be $320,000.



(3) The Selling Stockholders have granted the several Underwriters a 30-day over-allotment option to purchase up to an additional 510,000 shares of Common Stock on the same terms and conditions as the Common Stock offered hereby solely to cover over-allotments, if any, and the Company has granted the several Underwriters an option to purchase such additional shares in the event that a Selling Stockholder fails to meet its obligations to sell such shares. If the over-allotment option is exercised in full and the Selling Stockholders fulfill their obligations in full, the total Price to Public
    will be $       and the total Proceeds to Selling Stockholders will be
    $          . See "Underwriting."

                         ------------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares of Common Stock will be made on or about        , 1998 at
the office of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York
10167.
                         ------------------------------
BEAR, STEARNS & CO. INC.
                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                             HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                             INCORPORATED

               The date of this Prospectus is             , 1998

     [map depicting Brigham's core areas of exploration activity and table of certain operational and financial statistics by region and in total]

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and the Financial Statements and notes thereto included elsewhere in this Prospectus. All references in this Prospectus to "Brigham" or the "Company" include Brigham Exploration Company, its subsidiaries and its predecessors and their subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Certain terms relating to the oil and gas industry are defined in "Glossary of Certain Oil and Gas Terms."

                                  THE COMPANY

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. The Company focuses its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and which Brigham believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives. The Company's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating its 3-D seismic and drilling activities in the Anadarko Basin and the Gulf Coast and will continue to focus its activities in those geologic trends of West Texas where it has achieved its best results historically.


     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Through December 31, 1997, Brigham had acquired 4,005 square miles (2.6 million acres) of 3-D seismic and identified 1,170 potential drilling locations, of which the Company had drilled
370. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants.


     From inception in 1990 through December 31, 1997, Brigham had drilled 324 exploratory and 46 development wells on its 3-D seismic generated prospects with an aggregate 63% success rate and an average working interest of 24%. Utilizing the capital it raised in its May 1997 initial public offering, the Company increased the average working interest it retained in its wells during the second half of 1997, retaining a 45% average working interest in the 36 wells that it drilled. As of December 31, 1997, the Company had added approximately 93 Bcfe of net proved reserves (excluding revisions) to its reserve base, approximately 72 net Bcfe of which were discovered by Brigham through its systematic 3-D seismic exploration drilling activities. The Company's estimated net proved reserves as of December 31, 1997 were 72.3 Bcfe having an aggregate Present Value of Future Net Revenues of $69.2 million, compared to estimated net proved reserves as of December 31, 1996 of 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million. The Company's net proved reserve volumes at December 31, 1997 were 74% natural gas and 65% categorized as proved developed reserves.

                               BUSINESS STRATEGY

     Brigham's business strategy is to achieve superior growth in shareholder value through the application of its systematic exploration approach, which emphasizes the integrated use of 3-D seismic imaging and other advanced technologies to reduce drilling risks and finding costs. Since its inception in 1990, the Company has consistently achieved rapid growth in its acquisition of 3-D seismic data, identification of potential drilling locations, discovery of proved reserves and production volumes.

     Brigham completed its initial public offering of common stock in May 1997, raising approximately $24 million to fund the Company's accelerated 3-D seismic acquisition and exploration drilling activities. Key elements of the Company's growth strategy at its initial public offering and continuing today include: (i) accelerating the rate at which it acquires 3-D seismic and identifies potential drilling locations; (ii) increasing the working interests it retains in exploration projects to capture a greater share of the reserves that the Company discovers; (iii) identifying higher potential, higher impact prospects; and (iv) accelerating the rate at which its 3-D seismic defined locations are drilled.

     During the second half of 1997, the Company employed the capital raised in its initial public offering to attain significant growth in each of its core strategic objectives:


          Accelerated 3-D Seismic Acquisition. During 1997, Brigham acquired approximately 1,250 square miles of 3-D seismic, which increased the Company's aggregate 3-D seismic inventory 45% to approximately 4,000 square miles as of December 31, 1997. The overall level of 3-D seismic acquisition in 1997 represents the most active year in the Company's history, and 85% of this increased 3-D seismic was acquired in its higher potential Anadarko Basin and Gulf Coast provinces.


          Increased Working Interest. In an effort to retain a greater portion of the value generated by its 3-D seismic exploration efforts, Brigham increased the average working interests it retained in its 1997 3-D seismic projects to 68% as compared with its average project working interest of 24% in 1990 through 1996. As a result of the higher working interests and the accelerated acquisition of 3-D seismic, the Company acquired 845 net square miles of 3-D seismic in 1997 as compared with 780 cumulative net square miles acquired from 1990 through 1996.

          Higher Potential, Higher Impact Prospects. By focusing an increasing portion of its exploration activities in the more prolific Anadarko Basin, Brigham increased its average proved reserves discovered per net well drilled (including dry holes) to 1.2 Bcfe in 1997 from 0.7 Bcfe in 1996 and
     0.4 Bcfe in 1992 through 1995. In the Anadarko Basin alone, Brigham's average proved reserves discovered per net well drilled was 3.4 Bcfe in 1997 compared with 1.8 Bcfe in 1996 and 2 Bcfe in 1994 through 1995. Contributing to these increases, the Company's Anadarko Basin drilling in 1997 produced the two largest field discoveries in Brigham's history, which resulted in the discovery of approximately 52 Bcfe of gross proved reserves and provided the Company with several development drilling opportunities.


          Accelerated Drilling. Through its strategy of retaining higher working interests in its 3-D seismic projects and subsequent drilling, Brigham participated in the drilling of 28 net wells in 1997, a 75% increase from the approximate 16 net wells drilled by the Company in 1996. The Company achieved a 63% success rate on the 73 wells in its 1997 drilling program, consistent with Brigham's historical average success rate. A key factor contributing to its increased level of drilling activity was the Company's addition of personnel in engineering, land and administrative functions during 1997. These staff additions provided Brigham with the additional infrastructure required to increase its operating capabilities, enabling the Company to operate 37% of its gross wells and 64% of its net wells drilled in 1997.


     As a result of the combined effects of the Company's multi-pronged growth strategy, Brigham generated net proved reserve additions of approximately 38 Bcfe through drilling in 1997, which represents approximately 175% of the Company's year-end 1996 net proved reserves of approximately 22 Bcfe. In addition to its drilling efforts in 1997, the Company acquired 21.5 Bcfe of net proved reserves at an implied cost of $0.63 per proved Mcfe in its November 1997 purchase of certain properties in and adjacent to its West Bradley project area in its Anadarko Basin province. Brigham believes this acquisition will enable it to further build its inventory of potential drilling locations over the historically prolific Carter Knox anticline in the Anadarko Basin through a 3-D seismic shoot planned for 1998.


     Primarily through its exploration efforts, the Company increased its net production volumes 52% to 3.1 Bcfe in 1997 from 2.1 Bcfe in 1996. As further evidence of the Company's acceleration efforts subsequent to its May 1997 initial public offering, Brigham increased its average net daily production volumes from 6.6 MMcfe in the second quarter 1997 to 15.9 MMcfe in the first quarter 1998 representing a compounded growth rate of 34% per quarter.


     Based on the results that the Company has achieved from its growth strategy since its initial public offering, Brigham intends with the proceeds from the Offering to increase its exploration activities in 1998 to take advantage of opportunities currently available to further accelerate the Company's growth. As a result, the Company has increased its 1998 capital budget for net seismic, land and drilling expenditures to approximately $68 million from the $52 million originally budgeted. The Company's current 1998 capital budget contemplates additional expenditures for 3-D seismic acquisition due to increased working interests in its planned 1998 projects, an increase in budgeted drilling expenditures in the Anadarko Basin and the Gulf Coast provinces and a reduction in planned drilling activity in West Texas in part due to recent declines in oil prices. The Company intends to continue to retain higher working interests in its 3-D seismic projects in the Anadarko Basin and the onshore Gulf Coast. By increasing its working interests to in excess of 75% in the majority of its current and planned seismic projects, Brigham expects to further accelerate its growth not only by retaining a greater portion of the reserves its discovers, but also by increasing its ability to control the timing of the drilling of its exploration projects and therefore helping to accelerate its drilling pace. The Company's current 1998 budget consists of 106 gross (56 net) wells, compared with the 100 gross (42 net) wells previously budgeted for 1998. This increase in anticipated 1998 drilling is the result of an increase in planned drilling of higher working interest wells in the Anadarko Basin and the Gulf Coast offset by a reduction in planned drilling activity in West Texas.

                             COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          3-D Seismic Knowledge Base. From 1990 through 1997, the Company acquired 4,005 square miles of 3-D seismic and drilled 370 wells in over 20 geologic trends in seven basins and seven states. With the resulting knowledge of the application of 3-D seismic to different geologic trends, the Company has refined its exploration techniques and identified exploration areas where it believes 3-D seismic can reduce risks and enhance returns on its investments.

          Technological Expertise. Brigham's 19 explorationists collectively have over 300 years of experience, including approximately 85 years of experience using computer aided exploration ("CAEX") workstations, and have expertise in many geologic trends.

          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D seismic exploration projects. With the resulting project control, the Company is able to manage the predrilling exploration phases and can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations.

          Numerous Potential Drilling Locations. As of December 31, 1997, the Company had identified 1,170 3-D defined potential drilling locations in historically productive geologic trends, of which 370 had been drilled. The Company currently anticipates drilling 106 of these locations (56 net) in 1998 at an aggregate cost of approximately $47 million.

          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of pre-seismic lease options for the systematic exploration of proven natural gas and oil provinces. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and creative industry trade structures to financially leverage its drilling program.

                         PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D seismic technology may be effectively applied and which the Company believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic within the provinces listed below and has identified approximately 800 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                                                                                             CURRENT 1998 CAPITAL BUDGET(1)
                                                                                      --------------------------------------------
                             3-D SEISMIC       3-D SEISMIC                UNDRILLED                             CAPITAL
                           DATA ACQUIRED/          DATA         GROSS     POTENTIAL                       EXPENDITURES ($MM)
                          INTERPRETED AS OF    BUDGETED TO      WELLS     DRILLING       WELLS       -----------------------------
                              12/31/97        BE ACQUIRED IN   DRILLED    LOCATIONS     BUDGETED       NET
                             (GROSS SQ.        1998 (GROSS     THROUGH      AS OF     ------------   SEISMIC     NET
PROVINCE                       MILES)           SQ. MILES)     12/31/97   12/31/97    GROSS   NET    & LAND    DRILLING   TOTAL(2)
--------                  -----------------   --------------   --------   ---------   -----   ----   -------   --------   --------
Anadarko Basin..........   1,515/1,195             550            55         364        62    32.0    $23.0     $27.5      $50.5
Gulf Coast..............     566/325               400            11         110        19    13.0     (3.0)     14.0       11.0
West Texas..............   1,649/1,600              30           287         302        24    11.0      1.5       5.0        6.5
Others(3)...............     275/275                --            17          24         1     0.2       --       0.2        0.2
                             -----------           ---           ---         ---       ---    ----    -----     -----      -----
        Total...........   4,005/3,395             980           370         800       106    56.2    $21.5     $46.7      $68.2
                             ===========           ===           ===         ===       ===    ====    =====     =====      =====

---------------

(1) Prepared as of May 27, 1998.

(2) 3-D seismic and land acquisition costs and drilling expenditures.

(3) Colorado, Kansas and Montana.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 8,400 miles of 2-D seismic. Working with its team of in-house geologists and supplemented by consulting geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D projects in the Anadarko Basin.

     As of December 31, 1997, the Company had acquired or was acquiring 1,515 square miles (969,600 acres) in 30 projects in the Anadarko Basin. The Company anticipates acquiring 550 square miles (352,000 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 44 wells in 55 attempts (80% success rate) in the Anadarko Basin and had found cumulative proved reserves of 44 net Bcfe. In 1997, the Company completed 19 wells in 23 attempts in the Anadarko Basin with an average working interest of 39%, adding 31 net Bcfe of proved reserves. In addition, the Company acquired
21.5 net Bcfe of proved reserves in this region in November 1997. As of December 31, 1997, the Company had 364 3-D seismic delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 62 gross (32 net) wells in 1998.

     Gulf Coast. The onshore Gulf Coast region of Texas and Louisiana is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D seismic projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in this province in 1998 and 1999. The Company is currently assembling projects in the Expanded Wilcox and Expanded Vicksburg trends in South Texas, the Miocene trend in South Texas and South Louisiana, and the Lower and Middle Frio trends of South Texas.

     As of December 31, 1997, the Company had acquired or was acquiring 566 square miles (362,400 acres) of 3-D seismic in seven projects in the onshore Gulf Coast province. The Company anticipates acquiring 400 square miles (256,000 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 8 wells in 11 attempts (73% success rate) in the Gulf Coast and had found cumulative proved reserves of 3 net Bcfe. In 1997, the Company completed seven wells in 10 attempts with an average working interest of 9% adding 3 net Bcfe of proved reserves. As of December 31, 1997, the Company had 110 3-D seismic delineated potential drilling locations in the Gulf Coast province, of which the Company intends to drill 19 gross (13 net) wells in 1998.


     West Texas. The Company's 3-D seismic drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. The Company plans to continue drilling its locations in these areas. Recently the Company initiated an exploration program in the Delaware Basin and increased its activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Fusselman formation of the Midland Basin and the Ellenberger and Devonian formations of the Delaware Basin.


     As of December 31, 1997, the Company had acquired or was acquiring 1,649 square miles (1,055,360 acres) in 74 projects in the West Texas region. The Company anticipates acquiring 30 square miles (19,200 acres) of additional 3-D seismic in this region in 1998. As of December 31, 1997, Brigham had completed 180 wells in 287 attempts (63% success rate) in the West Texas region and had found cumulative proved reserves of 24 net Bcfe. In 1997, the Company completed 19 wells in 34 attempts with an average working interest of 45%, adding 4 net Bcfe of proved reserves. As of December 31, 1997, the Company had 302 3-D seismic delineated potential drilling locations in the West Texas region, of which the Company intends to drill 24 gross (11 net) wells in 1998.

                                  THE OFFERING


Common Stock Offered by the Company..................  3,400,000 shares
Common Stock to be Outstanding after the Offering....  15,653,574 shares(1)
Use of Proceeds by the Company.......................  The net proceeds of the Offering will be used to fund the Company's accelerated exploration and development
                                                       activities, and in the interim for repayment of a
                                                       portion of outstanding indebtedness. See "Use of
                                                       Proceeds."
The Nasdaq Stock Market(SM) Symbol...................  "BEXP"


---------------


(1) Does not include 935,987 shares of Common Stock issuable, subject to vesting, upon exercise of outstanding stock options with an average exercise price of $7.61 per share. See "Management -- Director Compensation,"
    "-- Executive Compensation" and "Capitalization."


                                  RISK FACTORS

     Any investment in the Common Stock involves a high degree of risk. For a discussion of certain risks that a potential investor should carefully evaluate prior to making an investment in the Common Stock, see "Risk Factors."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table sets forth selected financial data of the Company. The data for the three years ended December 31, 1997 has been derived from the consolidated financial statements appearing elsewhere in this Prospectus. The data for the two years ended December 31, 1994 has been derived from consolidated financial statements not appearing in this Prospectus. The consolidated financial data at March 31, 1998 and for the three months ended March 31, 1998 and March 31, 1997 have been derived from the condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results for the periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                                         THREE MONTHS
                                                                                                             ENDED
                                                             YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                --------------------------------------------------    -------------------
                                                 1993       1994      1995       1996       1997       1997        1998
                                                -------    -------   -------   --------   --------    -------    --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Natural gas and oil sales.................  $   937    $ 2,565   $ 3,578   $  6,141   $  9,184    $ 2,136    $  3,143
    Workstation revenue.......................      467        815       635        627        637        164         114
                                                -------    -------   -------   --------   --------    -------    --------
        Total revenues........................    1,404      3,380     4,213      6,768      9,821      2,300       3,257
  Costs and expenses:
    Lease operating...........................      111        491       761        726      1,151        206         414
    Production taxes..........................       47        126       165        362        549        127         188
    General and administrative................    1,433      1,785     1,897      2,199      3,570        702       1,154
    Depletion of natural gas and oil
      properties..............................    4,371(1)   1,104     1,626      2,323      2,732        687       1,267
    Depreciation and amortization.............      406        561       533        487        582        137         178
                                                -------    -------   -------   --------   --------    -------    --------
        Total costs and expenses..............    6,368      4,067     4,982      6,097      8,584      1,859       3,201
                                                -------    -------   -------   --------   --------    -------    --------
  Operating income (loss).....................   (4,964)      (687)     (769)       671      1,237        441          56
  Other income (expense):
    Interest income...........................        6         56       128         52        145         18          37
    Interest expense..........................     (105)      (668)     (936)    (1,173)    (1,190)      (390)     (1,022)
                                                -------    -------   -------   --------   --------    -------    --------
        Total other income (expense)..........      (99)      (612)     (808)    (1,121)    (1,045)      (372)       (985)
                                                -------    -------   -------   --------   --------    -------    --------
  Net income (loss) before income taxes.......   (5,063)    (1,299)   (1,577)      (450)       192         69        (929)
  Income tax (expense) benefit, net...........       --         --        --         --     (1,228)(2) (4,964)(2)     314
                                                -------    -------   -------   --------   --------    -------    --------
        Net loss..............................  $(5,063)   $(1,299)  $(1,577)  $   (450)  $ (1,036)   $(4,895)   $   (615)
                                                =======    =======   =======   ========   ========    =======    ========
  Net loss per share -- basic/diluted.........  $ (0.57)   $ (0.15)  $ (0.18)  $  (0.05)  $  (0.09)   $ (0.55)   $  (0.05)
  Weighted average shares outstanding --
    basic/diluted.............................    8,929      8,929     8,929      8,929     11,081      8,929      12,254
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating
    activities................................  $  (730)   $   626   $ 1,383   $  3,710   $  9,806    $ 4,224    $ (2,796)
  Net cash used in investing activities.......   (6,983)    (5,463)   (8,005)   (11,796)   (57,300)    (7,301)    (13,136)
  Net cash provided by financing activities...    7,839      4,634     7,724      7,731     47,748      2,794      16,031
OTHER FINANCIAL DATA:
  Capital expenditures........................  $ 6,632    $ 5,445   $ 7,935   $ 13,612   $ 57,170    $ 6,830    $ 12,993
  EBITDA(3)...................................     (187)       978     1,390      3,481      4,551      1,265       1,501
  Operating cash flow(4)......................     (286)       366       582      2,360      3,506        893         622


                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  1,800      $  1,800
  Natural gas and oil properties, at cost, net..............    96,676        96,676
  Total assets..............................................   107,508       107,508
  Notes payable.............................................    50,000        11,815
  Stockholders' equity......................................    42,742        80,927


---------------

(1) Includes a capitalized ceiling impairment charge of $3.3 million in 1993.

(2) In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at February 27, 1997, the date of the Exchange. During the fourth quarter of

    1997, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million ($.10 per share) non-cash deferred income tax charge for the year ended December 31, 1997. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements. See "The Company."

(3) EBITDA represents net income (loss) plus income taxes, net interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Operating cash flow represents net income (loss) plus depreciation, depletion and amortization ("DD&A") expenses, deferred income taxes and other non-cash items. Operating cash flow should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.


(5) As adjusted to give effect to the Offering and the application of the estimated $38.2 million net proceeds therefrom to the Company, assuming a price to the public of $12.00 per share. See "Use of Proceeds" and "Capitalization."

                       SUMMARY RESERVE AND OPERATING DATA
                  (Dollars in thousands, except per Mcfe data)


                                                                                        THREE MONTHS
                                                                                           ENDED
                                             YEAR ENDED DECEMBER 31,                     MARCH 31,
                                --------------------------------------------------    ----------------
                                 1993      1994       1995      1996(1)     1997       1997      1998
                                ------    -------    -------    -------    -------    ------    ------
3-D SEISMIC ACQUIRED:
  Gross square miles..........     908        423        311        655      1,243       458       196
  Net square miles............     272        114         90        241        845       255       175
  Average project working
    interest..................      30%        27%        29%        37%        68%       56%       89%
WELLS DRILLED:
  Gross wells drilled.........      52         73         78         67         73        13        13
  Net wells drilled...........     9.2       16.8       18.5       15.9       28.0       2.6       6.0
  Average drilling working
    interest..................      18%        23%        24%        24%        38%       20%       46%
ESTIMATED PROVED RESERVES (AT
  YEAR END)(2):
  Natural gas (MMcf)..........     227      3,579      4,257     10,257     53,230
  Oil (MBbls).................     336      1,022      1,672      1,940      3,181
  Natural gas equivalent
    (MMcfe)...................   2,243      9,711     14,289     21,897     72,316
  Present Value of Future Net
    Revenues..................  $3,158    $10,240    $18,222    $44,506    $69,249
  Percent natural gas(3)......      10%        37%        30%        47%        74%
  Percent proved
    developed(3)..............     100%        76%        80%        67%        65%
NET PROVED RESERVE
  ADDITIONS(4):
  All sources (MMcfe).........   1,987      8,524      8,884     13,996     59,311
  Excluding acquisitions
    (MMcfe)...................   1,987      8,524      8,884     13,718     38,129
RESERVE REPLACEMENT RATIO(5):
  All sources.................     553%       851%       667%       679%     1,897%
  Excluding acquisitions......     553%       851%       667%       666%     1,220%
NET PRODUCTION VOLUMES:
  Natural gas (MMcf)..........      59        165        272        698      1,382       243       740
  Oil (MBbls).................      50        140        177        227        291        63       115
  Natural gas equivalent
    (MMcfe)...................     359      1,002      1,332      2,060      3,126       623     1,431
  Percent natural gas.........      16%        16%        20%        34%        44%       39%       52%
PER MCFE DATA:
  Natural gas and oil sales...  $ 2.61    $  2.56    $  2.69    $  2.98    $  2.94    $ 3.43    $ 2.20
  Workstation revenue.........    1.30        .81        .48        .30        .20       .26       .08
  Lease operating expenses....    (.31)      (.49)      (.57)      (.35)      (.37)     (.33)     (.29)
  Production taxes............    (.13)      (.13)      (.12)      (.18)      (.18)     (.20)     (.13)
  General and administrative
    expenses..................   (3.99)     (1.78)     (1.42)     (1.07)     (1.14)    (1.13)     (.81)
                                ------    -------    -------    -------    -------    ------    ------
    Operating margin..........  $ (.52)   $   .97    $  1.06    $  1.68    $  1.45    $ 2.03    $ 1.05
                                ======    =======    =======    =======    =======    ======    ======


---------------

(1) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 299 MMcf of natural gas and 272 MBbls of oil (1,931 MMcfe of proved reserves) as of December 31, 1995.

(2) The estimates of reserve and present value data have been prepared in accordance with the SEC's guidelines by Cawley, Gillespie & Associates, Inc., the Company's independent petroleum consultants ("Cawley Gillespie"). Cawley Gillespie's letter summarizing its December 31, 1997 reserve report is attached hereto as Appendix A to this Prospectus.

(3) Based on volumes.

(4) Excludes revisions of previous estimates.

(5) Net proved reserve additions divided by the Company's net production volumes for the period.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, including statements regarding estimated future net revenues from natural gas and oil reserves and the present value thereof, planned capital expenditures (including the amount and nature thereof), increases in natural gas and oil production, the number of wells the Company anticipates drilling through 1998 and the Company's financial position, business strategy and other plans and objectives for future operations. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effects on its business or operations. Among the factors that could cause actual results to differ materially from the Company's expectations are general economic conditions, inherent uncertainties in interpreting engineering data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations in natural gas and oil prices, the ability of the Company to successfully integrate the business and operations of acquired companies, government regulations and other factors disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent oral and written forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. The Company assumes no obligation to update any of these statements.

                                  RISK FACTORS

     Any investment in the Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

     The Company's revenues, operating results and future rate of growth are highly dependent upon the success of its exploratory drilling program, which will be funded in part with the proceeds of the Offering. Exploratory drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Despite the use of 3-D seismic and other advanced technologies, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular province will not decline. Unsuccessful drilling activities could have a material adverse effect on the Company's results of operations and financial condition. The Company often gathers 3-D seismic over large areas. The Company's interpretation of data delineates those portions of an area desirable for drilling. Therefore, the Company may choose not to acquire option and lease rights prior to acquiring seismic and, in many cases, the Company may identify a drilling location before seeking option or lease rights in the location. Although the Company has identified numerous potential drilling locations, there can be no assurance that they will ever be leased or drilled or that natural gas or oil will be produced from these or any other potential drilling locations.

VOLATILITY OF NATURAL GAS AND OIL PRICES


     The Company's revenues, operating results and future rate of growth are highly dependent upon the prices received for the Company's natural gas and oil. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Various factors beyond the control of the Company will affect sales prices of its natural gas and oil, including worldwide and domestic supplies of natural gas and oil, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity, the availability and cost of drilling rigs, weather conditions, domestic and foreign governmental regulations and taxes, and the overall economic environment. During 1997, the high and low prices for natural gas on the NYMEX were $3.79 per MMBtu and $1.78 per MMBtu and the high and low prices for oil on the NYMEX were $26.26 per Bbl and $17.60 per Bbl. From January 1, 1998 through June 3, 1998, the high and low prices for natural gas on the NYMEX were $2.64 per MMBtu and $2.00 per MMBtu and the high and low prices for oil on the NYMEX were $17.82 per Bbl and $13.21 per Bbl. It is impossible to predict future natural gas and oil price movements with certainty. Declines in natural gas and oil prices may materially adversely affect the Company's business, financial condition and results of operations. Lower natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically. Any significant decline in the price of oil or natural gas would adversely affect the Company's revenues and operating income and may require a reduction in the carrying value of the Company's natural gas and oil properties. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters" and "Business and Properties -- Competition."


     During the quarter ended March 31, 1998, the NYMEX crude oil price ranged from $17.82 to $13.21 per barrel. This decline in prices is generally thought to be caused primarily by an oversupply of crude oil inventory created, in part, by an unusually warm winter in the United States and Europe, an announced increase in crude oil production quotas for OPEC countries and a possible decline in demand in certain Asian markets. If such a decline in the NYMEX crude oil price worsens or persists for a protracted period, it would adversely affect the Company's revenues, net income and cash flows from operations. Also, if these prices maintain their present level for an extended time period or decline further, the Company may delay or postpone certain of its capital projects.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical, operational and administrative resources. In addition, the Company has only limited experience operating and managing field operations, including drilling, and there can be no assurances that the Company will be successful in doing so. Any increase in the Company's activities as an operator will increase its exposure to operating hazards. See "Risk Factors -- Operating Hazards and Uninsured Risks." The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including difficulties in recruiting and retaining geophysicists, geologists, engineers and sufficient numbers of qualified personnel to enable the Company to expand its role in the drilling and production phase, or the reduced availability and/or increased costs of seismic gathering, drilling or other services in the face of growing demand, could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes and will continue to make substantial capital expenditures in its exploration and development projects. The Company intends to finance these capital expenditures with the net proceeds from the Offering, cash flow from operations and its existing financing arrangements. Additional financing may be required in the future to fund the Company's developmental and exploratory drilling and 3-D seismic acquisition activities. No assurance can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the existing or new financing arrangements. If additional capital resources are not available to the Company, its drilling and other activities may be curtailed and its business, financial condition and results of operations could be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HISTORICAL OPERATING LOSSES AND VARIABILITY OF OPERATING RESULTS

     The Company had net losses of approximately $5.1 million in 1993, $1.3 million in 1994, $1.6 million in 1995, $450,000 in 1996, $1.0 million (including a net $1.2 million non-cash deferred income tax charge incurred in connection with the Company's conversion from a partnership to a corporation) in 1997 and $615,000 in the first three months of 1998. The Company has incurred net losses in each year of operation, and there can be no assurance that the Company will be profitable in the future. At March 31, 1998, the Company's accumulated deficit was $589,000 and its total stockholders' equity was $42.7 million. In addition, the Company's future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of natural gas and oil, rates of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESERVE REPLACEMENT RISK

     In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities. The business of exploring for or developing reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. The Company participates in a substantial percentage of its wells as a non-operator. The failure of an operator of the Company's wells to adequately perform operations, or an operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration and development activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for natural gas and oil increase significantly, the Company's finding and development costs could also increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The Company generally maintains insurance for the hazards and risks inherent in drilling for and producing and transporting natural gas and oil and believes this insurance is adequate. Nevertheless, the occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable. See "Business and Properties -- Operating Hazards and Uninsured Risks."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     Numerous uncertainties are inherent in estimating quantities of proved reserves and their values, including many factors beyond the Company's control. The reserve information in this Prospectus is an estimate only. Although the Company believes these estimates are reasonable, reserve estimates are imprecise and are expected to change as additional information becomes available. Estimates of natural gas and oil reserves by necessity are projections based on engineering data, and uncertainties are inherent in the interpretation of this data, the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geologic interpretation, and judgment. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Moreover, there can be no assurance that the Company's reserves will ultimately be produced or that the Company's proved undeveloped reserves will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of the Company's reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Natural Gas and Oil Reserves."


     The Present Value of Future Net Revenues referred to in this Prospectus should not be construed as the current market value of the estimated natural gas and oil reserves attributable to the Company's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. At December 31, 1997, the date of the estimate of the Company's reserves and present value data, the prices of natural gas and oil on the NYMEX were $2.26 per MMBtu and $17.64 per Bbl, respectively. At June 3, 1998, the prices were $2.12 per MMBtu and $14.78 per Bbl, respectively. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for natural gas and oil, curtailments or increases in consumption by gas purchasers, and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of natural gas and oil properties. In addition, the 10% discount factor, which must be used to calculate discounted future net cash flows for SEC reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.


COMPETITION

     The Company operates in the highly competitive areas of natural gas and oil exploration, exploitation, acquisition and production with other companies. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its natural gas and oil production, as well as in seeking to acquire the equipment and expertise necessary to operate and develop those properties, the Company faces intense competition from a large number of independent, technology-driven companies as well as both major and other independent natural gas and oil companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. The effects of this highly competitive environment could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business and Properties -- Competition."


COMPLIANCE WITH GOVERNMENTAL REGULATIONS


     The Company's business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, natural gas and oil, as well as safety matters. Although the Company believes it is in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental laws and regulations. See "Business and Properties -- Governmental Regulation."

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to complex environmental laws and regulations adopted by federal, state and local governmental authorities. Environmental laws and regulations are frequently changed. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. See "Business and Properties -- Environmental Matters."

RISK OF HEDGING ACTIVITIES

     In an attempt to reduce its sensitivity to energy price volatility, the Company has in the past and may continue in the future to enter into hedging transactions that generally result in a fixed price over a fixed period. If the Company's reserves are not produced at rates equivalent to the hedged position, the Company would be required to satisfy its obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risk associated with fluctuations in natural gas and oil prices. Additionally, hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on the Company. For the year ended December 31, 1997, the Company realized a reduction in revenues attributable to oil hedges of $6,191. In 1997 the Company did not hedge any of its natural gas production. In February 1998, the Company entered into a hedging contract whereby 10,000 MMBtu per day of natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Pursuant to these arrangements the Company exchanges a floating market price for a fixed contract price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

MARKETABILITY OF PRODUCTION

     The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. The Company delivers natural gas through gas transportation systems that it generally does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its natural gas and oil. Any dramatic change in market factors could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company has assembled a team of geologists, geophysicists and engineers having considerable experience applying 3-D imaging technology. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in natural gas and oil exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly Ben M. Brigham, the Company's President, Chief Executive Officer and Chairman of the Board. The Company has an employment agreement with Ben M. Brigham, but does not have an employment agreement with any of its other employees. The Company has key man life insurance on Mr. Brigham in the amount of $2.0 million. The loss of services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in attracting and retaining such executives, geophysicists, geologists and engineers. See "Management -- Directors and Executive Officers" and "Business and Properties -- Exploration Staff."

CONTROL BY EXISTING STOCKHOLDERS


     Upon completion of the Offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 60% of the Company's outstanding Common Stock. Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors may also have the effect of delaying or preventing a change in the management or voting control of the Company. See "Principal and Selling Stockholders."


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish the 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that its software products are Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary software routines and programs necessary for the accurate calculation, display, storage and manipulation of data involving dates. Moreover, the Company cannot determine what effect, if any, the Year 2000 requirements will have on its vendors, customers, other businesses with which its conducts business and the numerous local, state, federal, and other U.S. and foreign governmental entities by which it is regulated, governed or taxed. No assurance can be given that the computer systems and software of such entities will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial position and results of operations.

CERTAIN ANTITAKEOVER CONSIDERATIONS


     The Company's Certificate of Incorporation authorizes the Board of Directors of the Company to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with the matters described in "Risk Factors -- Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. The Company also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. See "Description of Capital Stock -- Delaware Law Provisions."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Upon completion of the Offering the Company will have 15,653,574 shares of Common Stock outstanding. 8,928,574 shares of Common Stock that were issued in reliance on exemptions from the registration requirements of the Securities Act are now eligible for sale under Rule 144, subject to compliance with the volume and other limitations of Rule 144, and 6,850,000 shares of Common Stock that will be issued in the Offering or were sold in the Company's initial public offering are freely tradeable, except to the extent that they are held by affiliates of the Company. Investors holding 8,421,431 shares have the right to require the Company to register the public resale of their shares. Holders of 8,928,574 shares are entitled to "piggyback" registration rights. Holders of 8,783,717 shares are subject to "lock-up" agreements from which they will be released 90 days after the date of this Prospectus. Options covering 935,987 shares of Common Stock are outstanding, with an average exercise price of $7.61 per share, subject to vesting. See "Shares Eligible for Future Sale" and "Description of Capital Stock -- Registration Rights."


POSSIBLE STOCK PRICE VOLATILITY

     The trading price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to limited trading volume in the Company's stock and changes in government regulations, quarterly variations in operating results, litigation, general market conditions, the prices of natural gas and oil, announcements by the Company and its competitors, the liquidity of the Company, the Company's ability to raise additional funds and other events.

                                  THE COMPANY

     Brigham Exploration Company was formed in February 1997 as a Delaware corporation and is the holding company for Brigham Oil & Gas, L.P. (the "Partnership"). The Partnership was formed in May 1992 by contribution of assets of Brigham, Inc., and its general partners were General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP III"), and Brigham, Inc. Under the Exchange Agreement (the "Exchange Agreement"), effective February 27, 1997, the following transactions occurred: (i) GAP III and the limited partners of the Partnership transferred all their partnership interests to the Company in exchange for an aggregate of 3,314,286 shares of Common Stock, (ii) the stockholders of Brigham, Inc. transferred all the issued and outstanding stock of Brigham, Inc. to the Company in exchange for an aggregate of 3,859,821 shares of Common Stock and (iii) Resource Investors Management Company Limited Partnership ("RIMCO") exchanged all of the Partnership's subordinated convertible notes for 1,754,464 shares of Common Stock. These transactions are referred to in this Prospectus as the "Exchange." The stockholders of Brigham, Inc. were Ben M. Brigham, President, Chief Executive Officer and Chairman of the Board of the Company, and Anne L. Brigham, Executive Vice President and a Director of the Company. The limited partners of the Partnership included the following officers and/or directors of the Company, who received shares of Common Stock in the Exchange as indicated: Jon L. Glass, Vice
President -- Exploration and a Director (66,964 shares); Craig M. Fleming, Chief Financial Officer (44,643 shares); David T. Brigham, Vice President -- Land and Administration and Corporate Secretary (44,643 shares); and Harold D. Carter, a Director (350,893 shares). As a result of the Exchange, Brigham Exploration Company owns, directly or indirectly, all the partnership interests in the Partnership and no instruments, agreements or rights exist which may be converted, exchanged into, or otherwise become interests in the Partnership. The Company conducts its active business operations through the Partnership. References to the "Company" or to "Brigham" are to Brigham Exploration Company and its predecessors and subsidiaries, including the Partnership and Brigham, Inc.

     Brigham's principal executive offices are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730 and its telephone number is
(512) 427-3300.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $38.2 million, assuming a price to public of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated expenses of the Offering.



     The Company intends to use the net proceeds of the Offering to fund the Company's accelerated exploration and development activities and in the interim for repayment of outstanding indebtedness under the Credit Facility (as defined) ($64 million was outstanding at June 3, 1998). The interest rate for borrowings under the Credit Facility is either the lender's base rate or LIBOR plus 2.25%, at the Company's option. Borrowings under the facility, which matures on January 26, 2001, currently bear interest at an annual rate of approximately 7.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Revolving Credit Facilities" for a description of the Credit Facility. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on The Nasdaq Stock Market(SM) under the symbol "BEXP." The following table sets forth, for the periods indicated, the reported high and low closing prices of the Company's Common Stock, as reported on The Nasdaq Stock Market(SM):


                                                               HIGH          LOW
                                                              ------        ------
FISCAL 1997:
Second Quarter (from May 9, 1997)...........................  $ 8.75        $ 7.08
Third Quarter...............................................   14.31          8.25
Fourth Quarter..............................................   17.13         12.00
FISCAL 1998:
First Quarter...............................................  $14.00        $10.50
Second Quarter (through June 4, 1998).......................   15.50         11.38



     On June 4, 1998, the last reported sale price of the Common Stock as reported on The Nasdaq Stock Market(SM) was $12.00 per share. As of June 4, 1998 there were 65 holders of record of the Common Stock.


     The Company has never declared or paid cash dividends on its Common Stock and anticipates that all future earnings will be retained for use in its business. In addition, the Credit Facility prohibits the payment of cash dividends on Common Stock. The Board of Directors of the Company may review the Company's dividend policy from time to time in light of, among other things, the Company's earnings and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) as of March 31, 1998 and (ii) as adjusted for the Offering and the application of the net proceeds therefrom. The table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto in this Prospectus.



                                                              AS OF MARCH 31, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Total debt:
  Credit Facility...........................................  $50,000     $11,815
Stockholders' equity:
  Preferred Stock, $.01 par value, 10 million shares
     authorized; no shares outstanding actual, and as
     adjusted...............................................       --          --
  Common Stock, $.01 par value, 30 million shares
     authorized; 12,253,574 shares issued and outstanding
     actual and 15,653,574 as adjusted(1)...................      123         157
  Additional paid-in capital................................   44,344      82,495
  Unearned stock compensation...............................   (1,136)     (1,136)
  Accumulated deficit.......................................     (589)       (589)
                                                              -------     -------
          Total stockholders' equity........................   42,742      80,927
                                                              -------     -------
Total capitalization........................................  $92,742     $92,742
                                                              =======     =======


---------------


(1) Excludes 1,588,169 shares of Common Stock the Company has reserved for future issuance under the Company's 1997 Incentive Plan and 25,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Stock Option Plan, of which options to purchase 935,987 shares, subject to vesting, with an average exercise price of $7.61 per share are outstanding. See "Management" and Note 11 of Notes to the December 31, 1997 Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table sets forth selected financial data of the Company. The data for the three years ended December 31, 1997 has been derived from the consolidated financial statements appearing in this Prospectus. The data for the two years ended December 31, 1994 has been derived from consolidated financial statements not appearing in this Prospectus. The consolidated financial data at March 31, 1998 and for the three months ended March 31, 1998 and March 31, 1997 have been derived from the condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results for the periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                                         THREE MONTHS
                                                                                                            ENDED
                                                           YEAR ENDED DECEMBER 31,                        MARCH 31,
                                              --------------------------------------------------     --------------------
                                               1993       1994      1995       1996       1997        1997         1998
                                              -------    -------   -------   --------   --------     -------     --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Natural gas and oil sales...............  $   937    $ 2,565   $ 3,578   $  6,141   $  9,184     $ 2,136     $  3,143
    Workstation revenue.....................      467        815       635        627        637         164          114
                                              -------    -------   -------   --------   --------     -------     --------
        Total revenues......................    1,404      3,380     4,213      6,768      9,821       2,300        3,257
  Costs and expenses:
    Lease operating.........................      111        491       761        726      1,151         206          414
    Production taxes........................       47        126       165        362        549         127          188
    General and administrative..............    1,433      1,785     1,897      2,199      3,570         702        1,154
    Depletion of natural gas and oil
      properties............................    4,371(1)   1,104     1,626      2,323      2,732         687        1,267
    Depreciation and amortization...........      406        561       533        487        582         137          178
                                              -------    -------   -------   --------   --------     -------     --------
        Total costs and expenses............    6,368      4,067     4,982      6,097      8,584       1,859        3,201
                                              -------    -------   -------   --------   --------     -------     --------
  Operating income (loss)...................   (4,964)      (687)     (769)       671      1,237         441           56
  Other income (expense):
    Interest income.........................        6         56       128         52        145          18           37
    Interest expense........................     (105)      (668)     (936)    (1,173)    (1,190)       (390)      (1,022)
                                              -------    -------   -------   --------   --------     -------     --------
        Total other income (expense)........      (99)      (612)     (808)    (1,121)    (1,045)       (372)        (985)
                                              -------    -------   -------   --------   --------     -------     --------
  Net income (loss) before income taxes.....   (5,063)    (1,299)   (1,577)      (450)       192          69         (929)
  Income tax (expense) benefit, net.........       --         --        --         --     (1,228)(2)  (4,964)(2)      314
                                              -------    -------   -------   --------   --------     -------     --------
        Net loss............................  $(5,063)   $(1,299)  $(1,577)  $   (450)  $ (1,036)    $(4,895)    $   (615)
                                              =======    =======   =======   ========   ========     =======     ========
  Net loss per share -- basic/diluted.......  $ (0.57)   $ (0.15)  $ (0.18)  $  (0.05)  $  (0.09)    $ (0.55)    $  (0.05)
  Weighted average shares outstanding --
    basic/diluted...........................    8,929      8,929     8,929      8,929     11,081       8,929       12,254
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating
    activities..............................  $  (730)   $   626   $ 1,383   $  3,710   $  9,806     $ 4,224     $ (2,796)
  Net cash used in investing activities.....   (6,983)    (5,463)   (8,005)   (11,796)   (57,300)     (7,301)     (13,136)
  Net cash provided by financing
    activities..............................    7,839      4,634     7,724      7,731     47,748       2,794       16,031
OTHER FINANCIAL DATA:
  Capital expenditures......................  $ 6,632    $ 5,445   $ 7,935   $ 13,612   $ 57,170     $ 6,830     $ 12,993
  EBITDA(3).................................     (187)       978     1,390      3,481      4,551       1,265        1,501
  Operating cash flow(4)....................     (286)       366       582      2,360      3,506         893          622

                                                              AS OF DECEMBER 31,                       AS OF MARCH 31,
                                              --------------------------------------------------     --------------------
                                               1993       1994      1995       1996       1997        1997         1998
                                              -------    -------   -------   --------   --------     -------     --------
BALANCE SHEET DATA:
  Cash and cash equivalents.................  $   903    $   700   $ 1,802   $  1,447   $  1,701     $ 1,164     $  1,800
  Natural gas and oil properties, at cost,
    net.....................................    7,803     11,970    18,538     28,005     84,176      33,897       96,676
  Total assets..............................   14,003     15,781    22,916     33,614     92,401      39,949      107,508
  Notes payable.............................    3,000      7,950    16,000     24,000     32,000          --       50,000
  Stockholders' equity......................    6,570      5,271     3,694      3,244     43,153      14,897       42,742

---------------

(1) Includes a capitalized ceiling impairment charge of $3.3 million in 1993.


(2) In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at February 27, 1997, the date of the Exchange. During the fourth quarter of

    1997, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million ($.10 per share) non-cash deferred income tax charge for the year ended December 31, 1997. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements.

(3) EBITDA represents net income (loss) plus income taxes, net interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Operating cash flow represents net income (loss) plus DD&A expenses, deferred income taxes and other non-cash items. Operating cash flow should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. From inception in 1990 through December 31, 1997, Brigham had acquired 4,005 square miles of 3-D seismic, identified 1,170 potential drilling locations and drilled 370 wells delineated by 3-D seismic analysis. The Company believes this performance demonstrates a systematic methodology for finding natural gas and oil in onshore domestic natural gas and oil provinces.

     Combining its geologic and geophysical expertise with a sophisticated land effort, the Company manages the majority of its projects from conception through 3-D acquisition, processing and interpretation and leasing. Because it generates most of its projects, the Company can control the size of the working interest that it retains as well as the selection of the operator and the non-operating participants. Additionally, the Company manages the negotiation and drafting of most of its geophysical exploration agreements, resulting in reduced contract risk and more consistent deal terms. In 1995, the Company began to manage operations, on a limited basis, through the drilling and production phases. The Company had discovered an aggregate of approximately 72 Bcfe of net proved reserves as of December 31, 1997. Brigham continues to increase the working interest it retains in its projects, based on capital availability and perceived risk. The Company's average working interest in its wells drilled during 1995, 1996 and 1997 was 24%, 24% and 38%, respectively.

     Expenditures made in natural gas and oil exploration vary from project to project depending primarily on the costs related to land, seismic acquisition, drilling costs and the working interest retained by the Company. Historically, the Company's participants have borne a disproportionate share of the costs of optioning available acreage and acquiring, processing and interpreting the 3-D seismic, and the Company and its participants each bear leasing, drilling and completion costs in proportion to their ownership interests. Brigham currently intends to retain working interests of between 75% and 100% in its current 3-D seismic projects, thereby reducing the financial leverage it has historically received on the costs of optioning available acreage and acquiring, processing and interpreting the 3-D seismic and increasing its working interests during the drilling phase.

     From inception through 1996, the Company acquired 2,762 square miles of 3-D seismic in 104 projects. Initially, the Company focused its efforts in West Texas. In 1995, the Company began to devote substantial attention to the Anadarko Basin, and since 1996 the Company has devoted the majority of its resources to the Anadarko Basin and Gulf Coast. With this shift in regional focus, the majority of the Company's production volumes has shifted from oil to natural gas. To finance these project generation and drilling activities, the Company has supplemented cash flow from operations with private placements of debt and equity, commercial bank credit facilities and placements of working interests in projects with industry participants. As the Company's cash flows from operations and other sources of capital have increased, it has retained larger average working interests in its projects.

     In 1997, the Company acquired 1,243 square miles of 3-D seismic and continued to focus the majority of its 3-D exploration efforts in the Anadarko Basin and the Gulf Coast. The Company acquired 648 square miles (52%) of 3-D seismic in nine projects in the Anadarko Basin, making this basin the most active 3-D seismic acquisition province for the Company again in 1997. Brigham also significantly increased its Gulf Coast activity, acquiring 412 square miles (33%) of 3-D seismic in four projects. During 1997, the Company drilled seventy-three 3-D seismic delineated wells, increasing its revenues from natural gas and oil production to $9.1 million. The Company's production volumes consisted of 44% natural gas on an equivalent basis. The Company's average working interest in wells drilled in 1997 was 38%. The Company's fourth quarter 1997 revenue from natural gas and oil production increased to $3.2 million from $1.9 million in the fourth quarter of 1996, while its production volumes consisted of 53% natural gas during the fourth quarter 1997 as compared with 36% during the prior year period. The Company supplemented cash flow from operations with borrowings under the credit facility it had in place at the time, $24 million raised in its initial public offering of common stock in May 1997 and the placement of working interests in projects to industry participants to finance its project generation, property acquisition and drilling activities.

     The Company uses the full-cost method of accounting for its natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain internal costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in the amortizable base of the "full-cost pool" as incurred. Upon the interpretation by the Company of the 3-D seismic associated with unproved properties, the geological and geophysical costs of acreage that is not specifically identified as prospective are transferred to the amortizable base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are transferred to the amortizable base when the prospects are drilled. The Company records depletion of its full-cost pool using the unit of production method. To the extent that the costs capitalized in the full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved natural gas and oil reserves plus the capitalized cost of unproved properties, such costs are charged to operations. Once incurred, a write-down of natural gas and oil properties is not reversed at a later date. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements.

     In connection with the Exchange in 1997, the Company issued options to purchase 644,097 shares of Common Stock to certain of its officers and employees. The Company recorded an unearned stock compensation balance of $1.9 million in the first quarter 1997, of which approximately one-half will be added to the amortizable base of the full-cost pool over the vesting period of the options and the balance will be recorded as a noncash compensation expense over the vesting period of the options. As a result, the Company expects to incur unearned stock compensation amortization expenses of approximately $290,000 in 1998, $140,000 in 1999 and an aggregate of $170,000 in the four years thereafter.

     The Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Exchange. The Company is a taxable entity. In connection with the Exchange on February 27, 1997, the Company incurred a $5 million charge to record a deferred income tax liability to recognize the differences between the financial statement basis and tax basis of the Company's predecessor partnership's natural gas and oil properties at the Exchange date, given the provisions of enacted tax laws. During the fourth quarter 1997, the Company elected to record a step-up in the basis of its assets for tax purposes as a result of the Exchange. Due to this election, the Company recorded a $3.8 million non-cash deferred income tax benefit during the fourth quarter 1997, which resulted in a net $1.2 million non-cash deferred income tax charge for the year ended December 31, 1997.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data for the periods presented.

                                                                              THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,           MARCH 31,
                                                --------------------------    -------------------
                                                 1995      1996      1997      1997        1998
                                                ------    ------    ------    -------     -------
Production:
  Natural gas (MMcf)..........................     272       698     1,382       243         740
  Oil (MBbls).................................     177       227       291        63         115
  Natural gas equivalent (MMcfe)..............   1,332     2,060     3,126       623       1,431
Average sales prices per unit (1):
  Natural gas (per Mcf).......................  $ 1.62    $ 2.30    $ 2.56    $ 3.10      $ 2.05
  Oil (per Bbl)...............................   17.76     19.98     19.40     21.82       14.15
  Natural gas equivalent (per Mcfe)...........    2.69      2.98      2.94      3.43        2.20
Costs and expenses per Mcfe:
  Lease operating.............................  $ 0.57    $ 0.35    $ 0.37    $ 0.33      $ 0.29
  Production taxes............................    0.12      0.18      0.18      0.20        0.13
  General and administrative..................    1.42      1.07      1.14      1.13        0.81
  Depletion of natural gas and oil
     properties...............................    1.22      1.13      0.87      1.10        0.89

---------------

(1) Reflects the effects of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Other Matters."

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

     Natural gas and oil sales. Natural gas and oil sales increased 47% from $2.1 million in the first quarter of 1997 to $3.1 million in the first quarter of 1998. Of this net increase, $2.8 million was attributable to an increase in production, offset by $1.8 million attributable to a decrease in the average sales price for natural gas and oil. Production volumes for natural gas increased 205% from 243 MMcf in the first quarter of 1997 to 740 MMcf in the first quarter of 1998. The average price received for natural gas decreased 34% from $3.10 per Mcf in the first quarter of 1997 to $2.05 per Mcf in the first quarter of 1998. Production volumes for oil increased 82% from 63 MBbls in the first quarter of 1997 to 115 MBbls in the first quarter of 1998. The average price received for oil decreased 35% from $21.82 per Bbl in the first quarter of 1997 to $14.15 per Bbl in the first quarter of 1998. Natural gas and oil sales were increased by production from wells completed during the first quarter of 1998, partially offset by the natural decline of existing production.

     Lease operating expenses. Lease operating expense increased 101% from $206,000 for the first quarter of 1997 to $414,000 for the first quarter of 1998, while on a per unit of production basis, lease operating expenses for the same periods decreased 12% from $.33 per Mcfe to $.29 per Mcfe. The increase in lease operating expenses was primarily due to an increase in the number of producing wells in the first quarter of 1998 as compared with the same period in 1997. The decrease in the per unit rate was primarily due to an increase in natural gas production as a percentage of total equivalent production (39% and 52% for the first quarters of 1997 and 1998, respectively), since a typical natural gas well produces with lower average lease operating costs per unit of production than a typical oil well.

     Production taxes. Production taxes increased 47% from $127,000 ($.20 per Mcfe) for the first quarter of 1997 to $188,000 ($.13 per Mcfe) for the first quarter of 1998 as a direct result of increased production volumes. The effective average production tax rate remained unchanged at 6% of natural gas and oil sales revenues for each period.

     General and administrative expenses. General and administrative expenses increased 64% from $702,000 for the first quarter of 1997 to $1.2 million for the first quarter of 1998. This increase was primarily attributable to the hiring of additional employees to support the Company's increased level of operational activities. Additionally, office rent, other office expenses and costs related to the administration of a public corporation increased for the first quarter of 1998 as compared to the same period for 1997. On a per unit of production basis, general and administrative expenses decreased 28% from $1.13 per Mcfe for the first quarter of 1997 to $.81 per Mcfe for the first quarter of 1998.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 84% from $687,000 ($1.10 per Mcfe) in the first quarter of 1997 to $1.3 million ($.89 per Mcfe) in the first quarter of 1998. Of this net increase, $892,000 was due to the increase in production volumes which was offset by $312,000 due to a 19% decrease in the depletion rate. The depletion rate per unit of production decreased due to an increase in natural gas and oil reserves at lower average capital costs.

     Interest expense. Net interest expense increased 165% from $372,000 in the first quarter of 1997 to $985,000 in the first quarter of 1998. This increase was due to a higher average outstanding debt balance in the first quarter of 1998 partially offset by a decreased effective interest rate. The weighted average outstanding debt balance increased 179% from $15.3 million in the first quarter of 1997 to $42.8 million in the first quarter of 1998. The effective annual interest rate including the non-cash amortization of deferred loan fees decreased 6% from 10% in the first quarter of 1997 to 9.5% in the first quarter of 1998. The increase in the average outstanding debt balance was primarily a result of increased capital expenditures related to the Company's exploration activities. At March 31, 1998, the Company had $50 million in borrowings outstanding under the Credit Facility which had an annual interest rate of 7.9%. Interest expense increased an additional $106,000 in the first quarter of 1998 compared to the same period for 1997 due to the amortization of deferred loan fees totaling approximately $1.9 million incurred in connection with the establishment of the Credit Facility in January 1998. The amortization of these deferred loan fees will continue to be recognized in the amount of approximately $159,000 per quarter over the term of the Credit Facility which matures in January 2001.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Natural gas and oil sales. Natural gas and oil sales increased 50% from $6.1 million in 1996 to $9.2 million in 1997. Production volume increases accounted for $3.2 million (104%) of this increase and were offset by $134,000 (4%) from a decrease in the average sales price received for natural gas and oil sales. Production volumes for natural gas increased 98% from 698,036 Mcf in 1996 to 1,381,996 Mcf in 1997. The average price received for natural gas increased 11% from $2.30 per Mcf in 1996 to $2.56 per Mcf in 1997. Production volumes for oil increased 28% from 226,925 Bbls in 1996 to 290,624 Bbls in 1997. The average price received for oil decreased 3% from $19.98 per Bbl in 1996 to $19.40 per Bbl in 1997. Natural gas and oil sales were increased by production from 46 wells completed in 1997, which was partially offset by the natural decline of existing production. Hedging activities in 1997 reduced the amount by which oil revenues increased by $6,191, compared to a decrease in oil revenues of $301,280 as a result of hedging activities in 1996.

     Workstation revenue. Workstation revenue increased 2% from $627,255 in 1996 to $636,702 in 1997. Workstation revenue is recognized by Brigham as industry participants in the Company's seismic programs are charged an hourly rate for the work performed by the Company on its 3-D seismic interpretation workstations. The Company expects workstation revenue to decline in 1998 due to the Company increasing its working interest in the square miles of 3-D seismic acquired beginning in 1997, reducing the net hours billed to its participants.

     Lease operating expenses. Lease operating expenses increased 59% from $725,785 ($.35 per Mcfe) in 1996 to $1,151,238 ($.37 per Mcfe) in 1997. The
increase was primarily due to an increase in producing wells during the year.

     Production taxes. Production taxes increased 52% from $362,000 ($.18 per Mcfe) in 1996 to $549,000 ($.18 per Mcfe) in 1997 as a direct result of increased production volumes. The effective average production tax rate remained unchanged at 6% of natural gas and oil sales revenues for each period.

     General and administrative expenses. General and administrative expenses increased 62% from $2.2 million ($1.07 per Mcfe) in 1996 to $3.6 million ($1.14 per Mcfe) in 1997. Approximately $300,000 of the increase in 1997 resulted from nonrecurring expenses related to the Company's relocation of its corporate headquarters from Dallas, Texas to Austin, Texas, and the balance was primarily attributable to the hiring of additional personnel and related expenses necessary to manage the Company's growing operations. The increase in the per unit rate was a result of a greater increase in aggregate general and administrative expenses than natural gas and oil production volumes from 1996 to 1997 due to the aforementioned factors.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 18% from $2.3 million ($1.13 per Mcfe) in 1996 to $2.7 million ($0.87 per Mcfe) in 1997 as a result of higher production volumes. The per unit amount decreased due to the addition of proved reserves during 1997.

     Interest expense. Interest expense was essentially unchanged from 1996 to 1997 as the Company's lower average outstanding debt balance in 1997 was offset by a higher effective average interest rate. The weighted average outstanding debt balance decreased 45% from $19.7 million in 1996 to $10.8 million in 1997. The effective interest rate increased 83% from 5.7% in 1996 to 10.5% in 1997. The decrease in the weighted average outstanding debt balance and increase in the effective average interest rate resulted primarily from the conversion to equity of privately placed 5% notes (the "5% Notes") in February 1997, the retirement of $13.3 million of borrowings under its previous credit facility in connection with the Company's May 1997 initial public offering, and $32 million of borrowings incurred under its previous credit facility subsequent to the Company's initial public offering to fund the Company's increased exploration activity and its $13.5 million acquisition of properties from Mobil adjacent to its West Bradley 3-D Project area. The Company's previous credit facility had an effective interest rate of 8.8% at December 31, 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Natural gas and oil sales. Natural gas and oil sales increased 72% from $3.6 million in 1995 to $6.1 million in 1996. Of this increase, $2.0 million or 76% was attributable to an increase in production, and $607,894 or 24% was attributable to an increase in the average sales price received for natural gas and oil. Production volumes for natural gas increased 157% from 271,707 Mcf in 1995 to 698,036 Mcf in 1996. The average price received for natural gas increased 42% from $1.62 per Mcf in 1995 to $2.30 per Mcf in 1996. Production volumes for oil increased 28% from 176,693 Bbls in 1995 to 226,925 Bbls in 1996. The average price received for oil increased 13% from $17.76 per Bbl in 1995 to $19.98 per Bbl in 1996. Natural gas and oil sales were increased by production from 42 wells completed in 1996, which was partially offset by the sale of certain producing properties in January 1996 and the natural decline of existing production. Hedging activities in 1996 reduced the amount by which oil revenues increased by $301,280, compared to an increase in oil revenues of $40,849 as a result of hedging activities in 1995.

     Workstation revenue. Workstation revenue decreased 1% from $635,401 in 1995 to $627,255 in 1996, primarily as a result of a decrease in the rate at which 3-D seismic was acquired in 1995 and interpreted in 1996.

     Lease operating expenses. Lease operating expenses decreased 5% from $760,784 ($.57 per Mcfe) in 1995 to $725,785 ($.35 per Mcfe) in 1996. The
decrease was primarily due to the sale of certain producing properties in January 1996 partially offset by an increase in producing wells. The decrease in the per unit rate was a result of the sale of higher cost oil wells in January 1996 and an increase in the percentage of production from natural gas wells.

     Production taxes. Production taxes increased 119% from $165,000 ($.12 per Mcfe) in 1995 to $362,000 ($.18 per Mcfe) in 1996 primarily as a result of increased production volumes. The effective average production tax rate increased from 4.6% in 1995 to 6% in 1996, reflecting the increased percentage of total production attributable to natural gas, which is taxed at a higher effective rate than oil.

     General and administrative expenses. General and administrative expenses increased 16% from $1.9 million ($1.42 per Mcfe) in 1995 to $2.2 million ($1.07 per Mcfe) in 1996. Approximately $110,000 of the increase in 1996 resulted from salary increases for employees, and the remainder was primarily attributable to an increase in third-party consulting fees. The decrease in the per unit rate was a result of the increase in natural gas and oil production from 1995 to 1996.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 43% from $1.6 million ($1.22 per Mcfe) in 1995 to $2.3 million ($1.13 per Mcfe) in 1996 as a result of higher production volumes.

     Interest expense. Interest expense increased 25% from $936,266 in 1995 to $1.2 million in 1996. This increase was due to a higher average outstanding debt balance in 1996, which was partially offset by a lower effective interest rate. The weighted average outstanding debt balance increased 71% from approximately $11.5 million in 1995 to $19.7 million in 1996. The effective interest rate decreased 25% from 7.6% in 1995 to 5.7% in 1996. The increase in the weighted average outstanding debt balance and decrease in the effective interest rate resulted primarily from the retirement of privately placed 10% notes (the "10% Notes") and the issuance of $16 million in principal amount of 5% Notes in August 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of capital have been its revolving credit facility and other debt borrowings, public and private equity financing, the sale of interests in projects and funds generated by operations. The Company's primary capital requirements are 3-D seismic and land acquisition costs and drilling expenditures.

     Revolving Credit Facilities. In April 1996, the Company entered into a revolving credit facility. This facility had a three-year term and was subject to certain borrowing base limitations. The Company had borrowings outstanding under this credit facility of $32 million as of December 31, 1997. The Company retired this credit facility in January 1998 with borrowings under its Credit Facility (as defined).

     In January 1998, Brigham entered into a new reserve-based credit agreement (the "Credit Facility"), providing for current borrowing availability of $75 million. The current borrowing base of $75 million will be available to the Company until January 31, 1999, when the availability under the facility will be redetermined by the bank based on the Company's then proved reserve value. The Company, at its option, can have the availability under the facility redetermined based on its current proved reserve value at any time prior to January 31, 1999. Principal outstanding under the Credit Facility is due at maturity on January 26, 2001 with interest due monthly. The interest rate for borrowings under the Credit Facility is either the lender's base rate or LIBOR plus 2.25%, at the Company's option. Borrowings under the facility currently bear interest at an annual rate of approximately 7.9%. The Company's obligations under the Credit Facility are secured by substantially all of the natural gas and oil properties of the Company. See Note 5 of Notes to the December 31, 1997 Consolidated Financial Statements. The Company used a portion of the funds available under Credit Facility to repay the $32 million in borrowings outstanding at December 31, 1997 under its previous credit facility.

     The Company believes that through the foreseeable future -- including through the remainder of 1998 -- it will be able to comply with the financial covenants contained in the Credit Facility. These covenants include a minimum interest coverage ratio that the Company's lender recently amended following a determination that the Company did not meet for the first quarter of 1998 and would not meet for the second quarter of 1998 the covenant as originally formulated. In the event that the Company in the future cannot meet a covenant, no assurance can be given that its lender will amend the covenant or waive compliance.

  Cash Flow Analysis

     Cash Flows from Operating Activities. Cash flows provided by operating activities were $9.8 million in 1997, $3.7 million in 1996, and $1.4 million in 1995. The increase in cash flows for 1997 compared to 1996 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses, and changes in balance sheet items. The increase in cash flows for 1996 compared to 1995 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses. In the first quarter of 1998, cash flow used by operations was $2.8 million primarily as a result of the net effects of increased natural gas and oil revenues, net of production taxes, lease operating expenses and general and administrative expenses, and an increase in working capital components.

     Cash Flows from Investing Activities. Cash flows used in investing activities increased to $57.3 million in 1997 compared to $11.8 million in 1996 and $8.0 million in 1995. These increases are directly related to an increase in capital expenditures. Capital expenditures were $57.2 million in 1997, $13.6 million in 1996 and $7.9 million in 1995. The Company acquired 1,243 gross (845 net) square miles of 3-D seismic in 1997, 655 gross (241 net) square miles in 1996, and 311 gross (90 net) square miles in 1995. The Company's drilling efforts resulted in the successful completion of 46 wells (17.6 net) in 1997, 42 wells (8.7 net) in 1996 and 46 wells (9.9 net) in 1995, which resulted in aggregate net increases in proved reserve volumes of 38.1 Bcfe in 1997, 13.7 Bcfe in 1996 and 8.9 Bcfe in 1995. In addition, the Company sold certain producing properties in 1996 for $2.1 million and acquired certain producing properties and related interests in 1997 for $13.5 million. Cash flow used in investing activities was $13.1 million in the first quarter of 1998 primarily as a result of capital expenditures related to exploration activities.


     Cash Flows from Financing Activities. Cash flows from financing activities for 1997 were $47.7 million, primarily as a result of borrowings under the Company's previous credit facility and proceeds from the common stock sold in the Company's initial public offering. Cash flows from financing activities for 1996 were $7.7 million, primarily as a result of borrowings under the Company's previous credit facility. Cash flows from financing activities for 1995 were $7.7 million, primarily as a result of the issuance of the 5% Notes offset by the net repayment of the $7.9 million outstanding balance on the 10% Notes. Cash flows from financing activities for the first quarter of 1998 were $16 million, net of deferred loan fees of $1.9 million, in the first three months of 1998 primarily as a result of an increase in borrowings under the revolving credit facility to fund the difference between cash flow from operations and cash flow from investing activities.

  Capital Expenditures


     The Company currently estimates capital expenditures in 1998 will be approximately $73 million. The Company expects to incur these capital expenditures primarily to drill 106 gross (56 net) planned wells, to acquire approximately 980 gross (735 net) square miles of 3-D seismic and to continue to add to and upgrade its 3-D seismic interpretation hardware and software. The actual number of wells drilled, square miles acquired and costs incurred may differ significantly from these estimates. See "Business and Properties -- Primary Exploration Provinces."


     Due to the Company's active 3-D seismic acquisition and drilling programs, the Company has experienced and expects to continue to experience substantial working capital requirements. While the Company believes that the net proceeds of the Offering, cash flow from operations and borrowings under the Credit Facility should allow the Company to finance its operations at least through 1998 based on current conditions, additional financing may be required in the future to fund the Company's 3-D seismic acquisition and drilling programs. In the event additional financing is not available, the Company may be required to curtail these activities.

OTHER MATTERS

  Hedging Activities

     The Company believes that hedging, although not free of risk, allows the Company to reduce its exposure to natural gas and oil sales price fluctuations and thereby to achieve more predictable cash flows. However, hedging arrangements, when utilized, limit the benefit to the Company of increases in the prices of the hedged commodity. Moreover, the Company's hedging arrangements apply only to a portion of its production and provide only partial price protection against declines in commodity prices. The Company expects that the amount of its hedges will vary from time to time. See "Risk Factors -- Risk of Hedging Activities."

     In 1995 the Company, in an attempt to reduce its sensitivity to volatile commodity prices, began using crude oil swap arrangements resulting in a fixed price over a period of six months. Total oil purchased and sold subject to swap arrangements entered into by the Company was 118,150 Bbls in 1996 and 54,900 Bbls in 1995. The Company accounts for all these transactions as hedging activities and, accordingly, adjusts the price received for natural gas and oil production during the period the hedged transactions occur. Adjustments to the price received for oil under these swap arrangements resulted in an increase in oil revenues of $40,849 in

1995 and decreases in oil revenues of $301,280 in 1996 and $6,191 in 1997. As of December 31, 1997, the Company had no hedging contracts outstanding.

     In February 1998, the Company entered into a hedging contract whereby 10,000 MMBtu per day of natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Pursuant to these arrangements the Company exchanges a floating market price for a fixed contract price. Payments are made by the Company when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the ANR Pipeline Co.-Oklahoma index price (as published in Inside FERC's Gas Market Report) for a contract month and the fixed contract price for the same month. Total natural gas subject to this hedging contract is 2,750,000 MMBtu in 1998 and 3,040,000 MMBtu in 1999.

  Effects of Inflation and Changes in Prices

     The Company's results of operations and cash flows are affected by changing natural gas and oil prices. If the price of natural gas and oil increases (decreases), there could be a corresponding increase (decrease) in revenues as well as the operating costs that the Company is required to bear for operations. Inflation has had a minimal effect on the Company.

  Environmental and Other Regulatory Matters

     The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and the development, production and marketing of natural gas and oil, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Any suspensions, terminations or inability to meet applicable bonding requirements could materially adversely affect the Company's financial condition and operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, compliance has not had a material adverse effect on the earnings or competitive position of the Company. Future regulations may add to the cost of, or significantly limit, drilling activity. See "Risk
Factors -- Compliance with Environmental Regulations," "Business and
Properties -- Governmental Regulation" and "Business and
Properties -- Environmental Matters."

  Year 2000 Issues


     The Company has reviewed the effect of the Year 2000 issues relating to its information systems. The Company has determined that the Year 2000 issues directly related to its information systems will not have a material impact on its business, operations nor its financial position. However, the Company cannot determine what effect, if any, the Year 2000 issues affecting its vendors, customers, other businesses and the numerous local, state, federal and other U.S. governmental entities with which it conducts business or by which it is regulated or governed or taxed will have on its business or financial position.


  Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." Neither SFAS will have a material impact on the Company.

                            BUSINESS AND PROPERTIES

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. The Company focuses its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and which Brigham believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives. The Company's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating its 3-D seismic and drilling activities in the Anadarko Basin and the Gulf Coast and will continue to focus its activities in those geologic trends of West Texas where it has achieved its best historical results.


     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Through December 31, 1997, Brigham had acquired 4,005 square miles (2.6 million acres) of 3-D seismic and identified 1,170 potential drilling locations, of which the Company had drilled
370. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants.


     From inception in 1990 through 1997, Brigham had drilled 324 exploratory and 46 development wells on its 3-D seismic generated prospects with an aggregate 63% success rate and an average working interest of 24%. Utilizing the capital it raised in its May 1997 initial public offering, the Company increased the average working interest it retained in its wells during the second half of 1997, retaining a 45% average working interest in the 36 wells that it drilled. As of December 31, 1997, the Company had added approximately 93 Bcfe of net proved reserves (excluding revisions) to its reserve base, approximately 72 net Bcfe of which were discovered by Brigham through its systematic 3-D seismic exploration drilling activities. The Company's estimated net proved reserves as of December 31, 1997 were 72.3 Bcfe having an aggregate Present Value of Future Net Revenues of $69.2 million, compared to estimated net proved reserves as of December 31, 1996 of 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million. The Company's net proved reserve volumes at December 31, 1997 were 74% natural gas and 65% categorized as proved developed reserves.

BUSINESS STRATEGY

     Brigham's business strategy is to achieve superior growth in shareholder value through the application of its systematic exploration approach, which emphasizes the integrated use of 3-D seismic imaging and other advanced technologies to reduce drilling risks and finding costs. Since its inception in 1990, the Company has consistently achieved rapid growth in its acquisition of 3-D seismic data, identification of potential drilling locations, discovery of proved reserves and production volumes.

     Brigham completed its initial public offering of common stock in May 1997, raising approximately $24 million to fund the Company's accelerated 3-D seismic acquisition and exploration drilling activities. Key elements of the Company's growth strategy at its initial public offering and continuing today include: (i) accelerating the rate at which it acquires 3-D seismic and identifies potential drilling locations; (ii) increasing the working interests it retains in exploration projects to capture a greater share of the reserves that the Company discovers; (iii) identifying higher potential, higher impact prospects; and (iv) accelerating the rate at which its 3-D seismic defined locations are drilled.

     During the second half of 1997, the Company employed the capital raised in its initial public offering to attain significant growth in each of its core strategic objectives:


          Accelerated 3-D Seismic Acquisition. During 1997, Brigham acquired approximately 1,250 square miles of 3-D seismic, which increased the Company's aggregate 3-D seismic inventory 45% to approximately 4,000 square miles as of December 31, 1997. The overall level of 3-D seismic acquisition in 1997 represents the most active year in the Company's history, and 85% of this increased 3-D seismic was acquired in its higher potential Anadarko Basin and Gulf Coast provinces.

          Increased Working Interest. In an effort to retain a greater portion of the value generated by its 3-D seismic exploration efforts, Brigham increased the average working interest it retained in its 1997 3-D seismic projects to 68% as compared with its average project working interest of 24% in 1990 through 1996. As a result of the higher working interests and the accelerated acquisition of 3-D seismic, the Company acquired 845 net square miles of 3-D seismic in 1997 as compared with 780 cumulative net square miles acquired from 1990 through 1996.

          Higher Potential, Higher Impact Prospects. By focusing an increasing portion of its exploration activities in the more prolific Anadarko Basin, Brigham increased its average proved reserves discovered per net well drilled (including dry holes) to 1.2 Bcfe in 1997 from 0.7 Bcfe in 1996 and
     0.4 Bcfe in 1992 through 1995. In the Anadarko Basin alone, Brigham's average proved reserves discovered per net well drilled was 3.4 Bcfe in 1997 compared with 1.8 Bcfe in 1996 and 2 Bcfe in 1994 through 1995. Contributing to these increases, the Company's Anadarko Basin drilling in 1997 produced the two largest field discoveries in Brigham's history, which resulted in the discovery of approximately 52 Bcfe of gross proved reserves and provided the Company with several development drilling opportunities.


          Accelerated Drilling. Through its strategy of retaining higher working interests in its 3-D projects and subsequent drilling, Brigham participated in the drilling of 28 net wells in 1997, a 75% increase from the approximate 16 net wells drilled by the Company in 1996. The Company achieved a 63% success rate on the 73 wells in its 1997 drilling program, consistent with Brigham's historical average success rate. A key factor contributing to its increased level of drilling activity was the Company's addition of personnel in engineering, land and administrative functions during 1997. These staff additions provided Brigham with the additional infrastructure required to increase its operating capabilities, enabling the Company operate 37% of its gross wells and 64% of its net wells drilled in 1997.


     As a result of the combined effects of the Company's multi-pronged growth strategy, Brigham generated net proved reserve additions of approximately 38 Bcfe through drilling in 1997, which represents approximately 175% of the Company's year-end 1996 net proved reserves of approximately 22 Bcfe. In addition to its drilling efforts in 1997, the Company acquired 21.5 Bcfe of net proved reserves at an implied cost of $0.63 per proved Mcfe in its November 1997 purchase of certain properties in and adjacent to its West Bradley project area in its Anadarko Basin province. Brigham believes this acquisition will enable it to further build its inventory of potential drilling locations over the historically prolific Carter Knox anticline in the Anadarko Basin through a 3-D seismic shoot planned for 1998.


     Primarily through its exploration efforts, the Company increased its net production volumes 52% to 3.1 Bcfe in 1997 from 2.1 Bcfe in 1996. As further evidence of the Company's acceleration efforts subsequent to its May 1997 initial public offering, Brigham increased its average net daily production volumes from 6.6 MMcfe in the second quarter 1997 to 15.9 MMcfe in the first quarter 1998 representing a compounded growth rate of 34% per quarter.


     Based on the results that the Company has achieved from its growth strategy since its initial public offering, Brigham intends with the proceeds from the Offering to increase its exploration activities in 1998 to take advantage of opportunities currently available to further accelerate the Company's growth. As a result, the Company has increased its 1998 capital budget for net seismic, land and drilling expenditures to approximately $68 million from the $52 million originally budgeted. The Company's current 1998 capital budget contemplates additional expenditures for 3-D seismic acquisition due to increased working interests in its planned 1998 projects, an increase in budgeted drilling expenditures in the Anadarko Basin and the Gulf Coast provinces and a reduction in planned drilling activity in West Texas in part due to recent declines in oil prices. The Company intends to continue to retain higher working interests in its 3-D seismic projects in the Anadarko Basin and the onshore Gulf Coast. By increasing its working interests to in excess of 75% in the majority of its current and planned seismic projects, Brigham expects to further accelerate its growth not only by retaining a greater portion of the reserves its discovers, but also by increasing its ability to control the timing of the drilling of its exploration projects and therefore helping to accelerate its drilling pace. The Company's current 1998 budget consists of 106 gross (56 net) wells, compared with the 100 gross (42 net) wells previously budgeted for 1998. This increase in anticipated 1998 drilling is the result of an increase in planned drilling of higher working interest wells in the Anadarko Basin and the Gulf Coast offset by a reduction in planned drilling activity in West Texas.

COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          3-D Seismic Knowledge Base. The Company began acquiring 3-D seismic in 1990 and drilled its first 3-D delineated well, which was a discovery, in February 1991. From inception through 1997, the Company has acquired 4,005 square miles of 3-D seismic and drilled 370 wells in over 20 geologic trends in seven basins and seven states. As a result, the Company has gained extensive technological and economic knowledge relating to the application of 3-D seismic to different geologic trends. This experience and knowledge enable the Company to refine its exploration techniques and identify exploration areas where Brigham believes 3-D seismic can be applied to reduce risks and enhance returns on its investments.


          Technological Expertise. Led by its CEO, who is an experienced, practicing geophysicist, the Company has built an exploration staff that includes nine other geophysicists and ten geologists. Brigham's explorationists collectively have over 300 years of experience, including approximately 85 years of experience using CAEX workstations, and have expertise in many geologic trends. The Company makes extensive use of advanced technologies, including 3-D seismic imaging and CAEX and in-house analytical and processing capabilities, to define drilling prospects. To support the efforts of its explorationists, Brigham has invested in advanced hardware and software, including 20 UNIX-based CAEX workstations.


          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D seismic exploration projects through the acquisition of proprietary seismic. Therefore, the Company is able to manage the predrilling exploration phases, from project conception and assemblage through 3-D seismic acquisition, processing and interpretation and subsequent leasing. Brigham believes that its management of the exploration process enhances project quality and compresses the cycle time, contributing to lower finding and development costs and an enhanced project rate of return. Furthermore, the Company can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations and continues to expand its efforts in these areas.


          Numerous Potential Drilling Locations. As of December 31, 1997, the Company had identified 1,170 3-D defined potential drilling locations in historically productive geologic trends, of which 370 had been drilled. The Company currently anticipates drilling 106 of these locations (56 net) in 1998 at an aggregate drilling cost of approximately $47 million. The Company also anticipates acquiring approximately 980 gross (735 net) square miles of 3-D seismic in 1998 at a net cost to the Company of approximately $17 million. The Company continually evaluates and prioritizes potential drilling locations to determine whether to drill them, farm them out or replace them with higher quality locations.


          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of preseismic lease options for the systematic exploration of proven natural gas and oil provinces. The Company believes it was one of the first to form alliances and joint participation arrangements with companies and individuals possessing extensive local geologic or operating expertise to complement its 3-D seismic exploration expertise. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and its creative industry trade structures to financially leverage its drilling program.

EXPLORATION AND OPERATING APPROACH

     From inception through December 31, 1997, the Company had acquired 3-D seismic in 119 projects covering 4,005 square miles (2.6 million acres) in 20 geologic trends in seven basins and seven states. Through this activity, the Company has developed expertise in the selection of geologic trends that are suitable for 3-D seismic exploration. Brigham uses experience that it gains within a trend to enhance the quality of subsequent projects in the same trend and other analogous trends, contributing to lower finding and development costs, compressing project cycle times and increasing project rates of return.

     The Company typically acquires 3-D seismic in and around existing production where the Company can benefit from the imaging of producing analogs. These 3-D seismic defined analogs, combined with the Company's experience in drilling 370 wells, provide the Company with a knowledge base to evaluate other potential geologic trends, 3-D seismic projects within trends and 3-D seismic delineated potential drilling locations. The Company's knowledge base assists in identifying geologic trends where Brigham believes it can find and develop economic volumes of natural gas and oil.

     The Company has experience exploring with 3-D seismic in a wide range of reservoir types and geologic trapping styles, both stratigraphic and structural (including reefs, salt domes, channel sands, complex faulted and fractured reservoirs and pinchout plays). The Company seeks to supplement its knowledge base with local geologic expertise for a particular geologic trend by hiring new explorationists, engaging consultants and entering into joint ventures with industry participants. In addition, if the targeted geologic trend is extensive, the Company typically acquires a digital data base for integration on the Company's CAEX workstations, including digital land grids, well information, log curves, production information, geologic studies, geologic top data bases and existing 2-D seismic.

     The Company uses its knowledge base, local geological expertise and acquired digital data bases, integrated with 3-D seismic, to create maps of producing reservoirs. The Company believes its 3-D generated maps are more accurate than previous reservoir maps used by the industry (which generally were based on subsurface geological information and 2-D seismic surveys), enabling the Company to better evaluate recoverable reserves and the economic feasibility of projects and drilling locations.

     Brigham acquires most of its raw 3-D seismic on a proprietary basis using seismic acquisition vendors. Additionally, the Company acquires data through alliances affording it the exclusive right to interpret and use data for extended periods of time. Occasionally the Company participates in non-proprietary group shoots of 3-D seismic. In its proprietary acquisitions and alliances, Brigham selects the sites of projects, primarily guided by its knowledge and experience in the core provinces it explores; establishes and monitors the seismic parameters of each project for which data is shot; and typically selects the equipment that will be used. Data is generally priced on the basis of square miles shot. See "Business and Properties -- Industry Alliances."

PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D technology may be effectively applied and which the Company believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic within the provinces listed below and has identified approximately 800 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                             3-D SEISMIC                                                    CURRENT 1998 CAPITAL BUDGET(1)
                                 DATA                                                --------------------------------------------
                              ACQUIRED/       3-D SEISMIC                UNDRILLED                             CAPITAL
                             INTERPRETED          DATA         GROSS     POTENTIAL                        EXPENDITURES($MM)
                                AS OF         BUDGETED TO      WELLS     DRILLING       WELLS       -----------------------------
                               12/31/97      BE ACQUIRED IN   DRILLED    LOCATIONS     BUDGETED       NET
                              (GROSS SQ.      1998 (GROSS     THROUGH      AS OF     ------------   SEISMIC     NET
PROVINCE                        MILES)         SQ. MILES)     12/31/97   12/31/97    GROSS   NET    & LAND    DRILLING   TOTAL(2)
--------                    --------------   --------------   --------   ---------   -----   ----   -------   --------   --------
Anadarko Basin............   1,515/ 1,195         550            55         364        62    32.0    $23.0     $27.5      $50.5
Gulf Coast................     566/ 325           400            11         110        19    13.0     (3.0)     14.0       11.0
West Texas................   1,649/ 1,600          30           287         302        24    11.0      1.5       5.0        6.5
Others(3).................     275/ 275            --            17          24         1     0.2       --       0.2        0.2
                            ------- ------        ---           ---         ---       ---    ----    -----     -----      -----
        Total.............   4,005/ 3,395         980           370         800       106    56.2    $21.5     $46.7      $68.2
                            ======= ======        ===           ===         ===       ===    ====    =====     =====      =====

---------------


(1) Prepared as of May 27, 1998.


(2) 3-D seismic and land acquisition costs and drilling expenditures.

(3) Colorado, Kansas and Montana.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 8,400 miles of 2-D seismic. Working with its team of in-house geologists and supplemented by consulting geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D seismic projects in the Anadarko Basin.


     Over the last several years the Company has accelerated its 3-D seismic acquisition activity in the Anadarko Basin, acquiring 195 square miles in 1995, 457 square miles in 1996 and 648 square miles in 1997. The Company retained a 66% average working interest in the 3-D seismic it acquired in this province in 1997. The Company believes its increased level of activity in the Anadarko Basin will be a significant factor in the Company's growth. As of December 31, 1997, the Company had acquired or was acquiring 1,515 square miles (969,600 acres) in 30 projects in the Anadarko Basin. The Company anticipates acquiring 550 square miles (352,000 acres) of additional 3-D seismic in this province in 1998.


     As of December 31, 1997, Brigham had completed 44 wells in 55 attempts (80% success rate) in the Anadarko Basin and had found cumulative proved reserves of 44 net Bcfe. In 1997, the Company completed 19 wells in 23 attempts in its Anadarko Basin province with an average working interest of 39%, adding 31 net Bcfe of proved reserves. In addition, the Company acquired 21.5 net Bcfe of proved reserves in this region in November 1997. As of December 31, 1997, the Company had 364 3-D delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 62 gross (32 net) wells in 1998.

     Brigham's Anadarko Basin activity provides a blend of intermediate depth, moderate risk objectives and deeper, higher potential but somewhat higher risk objectives. The intermediate depth targets at 9,000 to 13,000 feet have provided Brigham with good drilling results to date. These include the Upper Morrow channel sands and the Lower Morrow shallow marine sands of the Texas Panhandle, the Springer channels of the Watonga Chikasha trend of western Oklahoma, and structural traps in the Hunton carbonates of the northeastern portion of the Anadarko Basin.


     Intermediate depth objectives in the Anadarko Basin can provide significant reserve additions, as evidenced by Brigham's Lower Morrow discovery in its Pistol Pete 3-D seismic project. The Company's largest discovery to date, the Brigham-operated Christopher 84 #1, was completed in one of four apparently productive Lower Morrow zones at approximately 12,000 feet, and initially tested at 2.65 MMcfe per day with a flowing tubing pressure of 1,800 pounds per square inch. This well was producing approximately 4.5 MMcfe per day with a flowing tubing pressure of 4,275 pounds per square inch at the end of May 1998. Brigham owns a 36% working interest in the well and plans to drill two development wells in 1998. The Company is completing the first offset well to the Christopher 84 #1, in which Brigham has a 36% working interest, and is currently drilling the second offset well, in which Brigham has a 91% working interest. Estimated reserves for this discovery and the two development wells are 35.6 gross Bcfe, or 16.1 Bcfe net to Brigham.



     The deeper Anadarko Basin objectives provided Brigham's second largest discovery to date, the Brigham operated Weise 28 #1 in its Jayhawk 3-D seismic project in Wheeler County, Texas. This well represents Brigham's first significant Hunton formation discovery. Drilled to a total depth of approximately 14,800 feet, the Weise 28 #1 tested an initial production rate of
6.1 MMcfe per day. This well was producing approximately 3 MMcfe per day with a flowing tubing pressure of 1,600 pounds per square inch at the end of May 1998. A development well will be drilled on this discovery in 1998. The Weise 28 #1 and its offset are estimated to contain proved reserves of approximately 16 gross Bcfe, or 4.3 Bcfe net to Brigham. Brigham plans to drill several higher potential tests in the deeper portions of the Anadarko Basin primarily in the Texas Panhandle and far western Oklahoma in 1998.


     On November 12, 1997, Brigham acquired an interest in producing properties and undeveloped acreage at the northern end of the Carter Knox anticline in Grady County, Oklahoma (the "Chitwood Acquisition"). For $13.5 million, Brigham acquired estimated net proved reserves totaling 21.3 Bcfe and received a 50% working interest in 3,600 net acres of leasehold and 750 net mineral acres in the Chitwood Acquisition. The properties were acquired from Mobil Oil Corporation through Ward Petroleum Corporation ("Ward"), and Ward will act as drilling operator. In 1998, Brigham and Ward plan to participate in a 20 square mile 3-D seismic project in this area to delineate opportunities in the Springer, Big Four, Bromide and Arbuckle formations. The Chitwood Acquisition overlaps and is adjacent to Brigham's West Bradley 3-D Seismic Project, where Ward operates the majority of the drilling operations.

     Gulf Coast. The onshore Gulf Coast region of South Texas and South Louisiana is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate and evaluate 3-D seismic and projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in this province in 1998 and 1999. The Company is currently assembling projects in the Expanded Wilcox and Expanded Vicksburg trends in South Texas, the Miocene trend in South Texas and South Louisiana, and the Lower and Middle Frio trends of South Texas.

     As of December 31, 1997, the Company had acquired or was acquiring 566 square miles (362,240 acres) of 3-D seismic in seven projects in the onshore Gulf Coast province. The Company anticipates acquiring 400 square miles (256,000 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 8 wells in 11 attempts (73% success rate) in the Gulf Coast and had found cumulative proved reserves of 3 net Bcfe. In 1997, the Company completed seven wells in 10 attempts with an average working interest of 9% adding 3 net Bcfe of proved reserves. As of December 31, 1997, the Company had 110 3-D delineated potential drilling locations in the Gulf Coast province, of which the Company intends to drill 19 gross (13 net) wells in 1998.

     Brigham initiated its Gulf Coast effort in 1995 with the Esperson Dome Project in Liberty County, Texas where the Company and its participants currently control approximately 9,600 gross (7,500 net) acres through leases and farmouts and have acquired 39 square miles of 3-D seismic. The Esperson Dome Project targets structurally trapped sands in the Miocene, Vicksburg and Yegua/Cook Mountain series ranging in depth from

1,200 feet to 10,000 feet on a complexly faulted salt dome feature. Ten wells have been drilled in the project to date (one Miocene, three Yegua/Cook Mountain and six Vicksburg), yielding seven discoveries. Brigham currently maintains a small net profits interest in the Esperson Dome Project that will convert to a variable back-in working interest of 12% to 20% in the project after payout.


     Brigham's Welder Ranch and Caliente projects encompass an area covering more than 400 square miles within a non-proprietary 3-D seismic program currently being conducted in Duval and Webb counties, Texas. Initially Brigham acquired 48 square miles of 3-D seismic over the Welder Cabeza Ranch, where the Company controls a 100% working interest in a seismic option on approximately 17,000 acres. The first well in the project, the Brigham-operated Welder-State 212 #1, in which Brigham owns an 80% working interest, was completed in February 1998, and tested naturally at a rate of 2.75 MMcf per day from the Lower Wilcox formation at 13,350 feet. This well was producing approximately 500 Mcf per day at the end of May 1998. The Company plans to add perforations and stimulate additional pay zones in an attempt to increase production from this well. Brigham has interpreted virtually all of the data covering the Welder Ranch Project and approximately 25% of the data covering the Caliente Project, and has eight exploratory wells budgeted in these projects for 1998.


     Another project in South Texas is Brigham's Diablo Project covering approximately 12,000 acres in Brooks County, Texas. The Company acquired 25 square miles of proprietary 3-D seismic in 1997 and plans to shoot an additional 33 square miles in 1998. Brigham recently teamed up with Exxon Company, USA, which controls adjoining acreage to jointly explore the combined acreage for potential below 10,000 feet in the Vicksburg formation. Brigham has retained a 33% working interest in this deep joint exploration project. In prospective zones above 10,000 feet, primarily the Frio, Brigham has retained a 100% working interest in its original 4,000 acre lease block. The Company plans to drill a number of wells in this project in 1998 to test the shallow Frio and deeper Vicksburg objectives.

     In its Southwest Danbury Project in Brazoria County, Texas, Brigham is the operator of a 13,000 foot Frio test that commenced drilling late in the first quarter of 1998. Brigham has retained a 46% working interest in this test, and plans to drill several additional wells in this project in 1998.

     In May 1997, Brigham initiated its El Sauz Project with a seismic option covering approximately 94,000 acres in Willacy and Kennedy counties, Texas. The El Sauz Project is an underexplored area due north of the Willamar Field, which has produced a cumulative 350 Bcf from the Miocene and Frio sands. Brigham expects to define Miocene and Frio sands at 6,000 to 10,000 feet, with additional potential as deep as 18,000 feet. Reserve targets range from 5 to 20 Bcf per well. The Company initiated a 200 square mile 3-D seismic program over this acreage in 1998, with initial drilling anticipated for early 1999. Brigham has retained a 55% working interest in the El Sauz Project after it brought in two industry participants to leverage preseismic land and 3-D seismic acquisition costs of this project.

     Also in the Miocene/Frio trend of South Texas, Brigham acquired a seismic option covering approximately 28,000 acres in the Hawkins Ranch located in Matagorda County, Texas. The region has potential in the shallow, nonpressured Miocene and Frio sands as well as the deeper, pressured Frio sands. The Company has acquired approximately 94 square miles of new proprietary 3-D seismic to merge with 65 square miles of non-proprietary 3-D seismic already in inventory. The Company is currently negotiating a transaction pursuant to which the above described 94 square miles of proprietary 3-D seismic would, if the transaction is consummated, become non-proprietary after an exclusivity period benefiting the Company, allowing the Company to acquire the 3-D seismic at a substantial cost savings. Brigham has retained working interests ranging from 69% to 75% in this project.

     Brigham's first significant venture into South Louisiana, its Tigre Point Project, is located in six feet of water in the transition zone off Vermilion Parish. The project consists of 44 square miles of 3-D seismic covering a 7,200 acre lease block in Louisiana State waters, where Brigham currently controls a 75% working interest. The project has targeted the same series of sands that produce in the prolific Freshwater Bayou field, located five miles to the north. An 18,000 foot Lower Miocene test is scheduled for late 1998. Currently, Brigham plans to retain a 30% to 40% working interest in this project following the sale of a portion of its interest to an industry participant.

     West Texas. The Company's 3-D seismic drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. The Company plans to continue drilling its locations in these areas. Recently the Company initiated an exploration program in the Delaware Basin and increased its activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Fusselman formation of the Midland Basin and the Ellenberger and Devonian formations of the Delaware Basin.


     As of December 31, 1997, the Company had acquired or was acquiring 1,649 square miles (1,055,360 acres) in 74 projects in the West Texas region. The Company anticipates acquiring 30 square miles (19,200 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 180 wells in 287 attempts (63% success rate) in the West Texas province and had found cumulative proved reserves of 24 net Bcfe. In 1997, the Company completed 19 wells in 34 attempts with an average working interest of 45% adding 4 net Bcfe of proved reserves. As of December 31, 1997, the Company had 302 3-D delineated potential drilling locations in the West Texas region, of which the Company intends to drill 24 gross (11 net) wells in 1998.

     The Company has recently experienced success in the deeper portions of the Midland Basin, where it has drilled five Fusselman discoveries to date. Currently the most significant of these discoveries is the Elizabeth Rose field, with gross proved reserves estimated by the Company's independent petroleum consultants at December 31, 1997 of 1.5 MMBbls of oil. The Company has drilled five wells in this Fusselman field that were producing an aggregate of approximately 890 Bbls of oil per day in February 1998. Brigham's working interest in its five Fusselman discoveries ranges from 19% to 91%. In 1998 the Company has acquired 27 square miles of 3-D seismic in three additional 3-D seismic projects adjacent to the Elizabeth Rose field and currently retains working interests of 100% in these projects.

     The Company completed three Canyon Reef discoveries during 1997 in its Discovery Project located in the Horseshoe Atoll Trend. This project, in which Brigham currently retains a working interest of 75%, targets oil producing Canyon-age reef objectives at depths of approximately 9,500 feet. The Company's three 1997 discoveries in its Discovery Project were producing an aggregate of approximately 200 Bbls of oil and 900 Mcf of natural gas per day in February 1998. Brigham plans to drill three additional wells in its Discovery Project during 1998.

     Among Brigham's higher potential, higher risk projects in its West Texas province are its Buffalo and Longhorn projects, located in the Delaware Basin, in which the Company owns a 25% working interest. From two 3-D seismic programs covering approximately 137 square miles acquired in 1996 and 1997, the Company has identified numerous potential 3-D seismic delineated drilling locations and has leased over 23,000 gross (5,780 net) acres. These projects are surrounded by prolific production from the Devonian and Ellenberger formations at depths of 15,000 to 21,000 feet, in fields such as Evetts (approximately 600 Bcf of natural gas to date from 16 wells) and War Wink South (approximately 295 Bcf of natural gas to date from eight wells).

NATURAL GAS AND OIL RESERVES

     The Company's estimated total net proved reserves of natural gas and oil as of December 31, 1995, 1996 and 1997 and the present values attributable to these reserves as of those dates were as follows:

                                                              AS OF DECEMBER 31,
                                                          ---------------------------
                                                           1995     1996(1)    1997
                                                          -------   -------   -------
Estimated net proved reserves:
  Natural gas (MMcf)....................................    4,257    10,257    53,230
  Oil (MBbls)...........................................    1,672     1,940     3,181
  Natural gas equivalent (MMcfe)........................   14,289    21,897    72,316
Proved developed reserves as a percentage of proved
  reserves..............................................      80%       67%       65%
Present Value of Future Net Revenues(2) (in
  thousands)............................................  $18,222   $44,506   $69,249
Standardized Measure of Discounted Future Net Cash
  Flows(3) (in thousands)...............................  $18,222   $44,506   $64,274

---------------

(1) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 299 MMcf of natural gas and 272 MBbls of oil (1,931 MMcfe of proved reserves) as of December 31, 1995.

(2) The Present Value of Future Net Revenues attributable to the Company's reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis. These amounts reflect the effects of the Company's hedging activities in the periods presented.

(3) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value of future net revenues after income taxes discounted at 10%. These amounts reflect the effects of the Company's hedging activities in the periods presented.

     The average prices for the Company's reserves were $1.85 per Mcf of natural gas and $18.22 per Bbl of oil as of December 31, 1995, $3.62 per Mcf of natural gas and $24.66 per Bbl of oil as of December 31, 1996 and $2.11 per Mcf of natural gas and $16.64 per Bbl of oil as of December 31, 1997.


     In accordance with applicable requirements of the SEC, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. At December 31, 1997, the date the Company's reserves and present value were estimated, the prices of natural gas and oil on the NYMEX were $2.26 per MMBtu and $17.64 per Bbl, respectively. From January 1, 1998 through June 3, 1998, the price of natural gas on the NYMEX ranged from $2.64 per MMBtu to $2.00 per MMBtu and the price of oil on the NYMEX ranged from $17.82 per Bbl to $13.21 per Bbl. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geologic interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors. The revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates."


     Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves that may be substantial.

DRILLING ACTIVITIES

     The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated.


                                                                                                THREE
                                                                                                MONTHS
                                                         YEAR ENDED DECEMBER 31,                ENDED
                                                ------------------------------------------    MARCH 31,
                                                    1995           1996           1997           1998
                                                ------------   ------------   ------------   ------------
                                                GROSS   NET    GROSS   NET    GROSS   NET    GROSS   NET
                                                -----   ----   -----   ----   -----   ----   -----   ----
Exploratory Wells:
  Natural gas.................................    5      1.2     5      1.2    15      6.3     6      1.7
  Oil.........................................   37      8.1    22      5.2    21      7.9     2      1.6
  Non-productive..............................   32      8.7    24      7.0    26      9.8     1      0.7
                                                 --     ----    --     ----    --     ----    --     ----
          Total...............................   74     18.0    51     13.4    62     24.0     9      4.0
                                                 ==     ====    ==     ====    ==     ====    ==     ====
Development Wells:
  Natural gas.................................   --       --    10      1.3     4      1.6     2      0.8
  Oil.........................................    4      0.5     5      1.0     6      1.8     1      0.2
  Non-productive..............................   --       --     1      0.2     1      0.6     1      0.9
                                                 --     ----    --     ----    --     ----    --     ----
          Total...............................    4      0.5    16      2.5    11      4.0     4      1.9
                                                 ==     ====    ==     ====    ==     ====    ==     ====


     The Company does not own any drilling rigs, and the majority of its drilling activities have been conducted by industry participant operators or independent contractors under standard drilling contracts. Consistent with its business strategy, the Company has chosen to retain operations of an increasing number of the wells it drills and expects to continue to operate more wells in 1998.

PRODUCTIVE WELLS AND ACREAGE

  Productive Wells

     The following table sets forth the Company's ownership interest as of December 31, 1997 in productive natural gas and oil wells in the areas indicated.

                                                    NATURAL GAS        OIL           TOTAL
                                                    ------------   ------------   ------------
PROVINCE                                            GROSS   NET    GROSS   NET    GROSS   NET
--------                                            -----   ----   -----   ----   -----   ----
Anadarko Basin....................................   43     13.0      5     1.2     48    14.2
Gulf Coast........................................    1      0.0      5     0.1      6     0.1
West Texas........................................    2      0.7     91    24.5     93    25.2
Other.............................................   --       --      1     0.5      1     0.5
                                                     --     ----    ---    ----    ---    ----
          Total...................................   46     13.7    102    26.3    148    40.0
                                                     ==     ====    ===    ====    ===    ====

     Productive wells consist of producing wells and wells capable of production, including wells waiting on pipeline connection. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, none had multiple completions.

  Acreage

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold, mineral or other interest at December 31, 1997:

                                                DEVELOPED         UNDEVELOPED            TOTAL
                                              --------------   -----------------   -----------------
PROVINCE                                      GROSS     NET     GROSS      NET      GROSS      NET
--------                                      ------   -----   -------   -------   -------   -------
Anadarko Basin..............................  16,600   7,716    75,377    32,181    91,977    39,897
Gulf Coast..................................      --      --    18,588    14,902    18,588    14,902
West Texas..................................   6,035   1,794    19,957    11,517    25,992    13,311
Other.......................................     160      80   145,295    51,546   145,455    51,626
                                              ------   -----   -------   -------   -------   -------
          Total.............................  22,795   9,590   259,217   110,146   282,012   119,736
                                              ======   =====   =======   =======   =======   =======

     All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed, production has been obtained from the acreage subject to the lease prior to that date, or some other "savings clause" is implicated. The following table sets forth the minimum remaining terms of leases for the gross and net undeveloped acreage:

                                                               ACRES EXPIRING
                                                              -----------------
                                                               GROSS      NET
                                                              -------   -------
Twelve Months Ending:
  December 31, 1998.........................................  120,186    46,491
  December 31, 1999.........................................   65,254    30,857
  December 31, 2000.........................................   51,984    24,263
  Thereafter................................................   21,793     8,535
                                                              -------   -------
          Total.............................................  259,217   110,146
                                                              =======   =======

     In addition, the Company had lease options as of December 31, 1997 to acquire an additional 254,699 acres, substantially all of which expire within one year.

VOLUMES, PRICES AND PRODUCTION COSTS

     The following table sets forth the production volumes, average prices received and average production costs associated with the Company's sale of natural gas and oil for the periods indicated.

                                                                                THREE MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            MARCH 31,
                                                    ------------------------   ---------------
                                                     1995     1996     1997     1997     1998
                                                    ------   ------   ------   ------   ------
Production:
  Natural gas (MMcf)..............................     272      698    1,382      243      740
  Oil (MBbls).....................................     177      227      291       63      115
  Natural gas equivalent (MMcfe)..................   1,332    2,060    3,126      623    1,431
Average sales price(1):
  Natural gas (per Mcf)...........................  $ 1.62   $ 2.30   $ 2.56   $ 3.10   $ 2.05
  Oil (per Bbl)...................................   17.76    19.98    19.40    21.82    14.15
Average production expenses and taxes (per
  Mcfe)...........................................  $  .69   $  .53   $  .55   $ 0.53   $ 0.42

---------------

(1) Reflects the results of hedging activities in the periods presented.

COSTS INCURRED

     The costs incurred in natural gas and oil acquisition, exploration and development activities are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1995      1996      1997
                                                          -------   -------   -------
Cost incurred for the year:
  Exploration...........................................  $ 6,893   $10,527   $29,421
  Property acquisition..................................    1,885     6,195    26,922
  Development...........................................      713     1,328     2,953
  Proceeds from participants............................   (1,296)   (4,111)     (319)
                                                          -------   -------   -------
                                                          $ 8,195   $13,939   $58,977
                                                          =======   =======   =======

     Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive reimbursement of certain costs from participants in its projects subsequent to project initiation in return for an interest in the project. These payments are described as "Proceeds from participants" in the table above.

EXPLORATION STAFF

     Over the last seven years the Company has assembled an exploration staff that includes nine geophysicists, ten geologists, four petroleum engineers, four computer applications specialists, three geophysical/geological/engineering technicians, five landmen and six lease and division order analysts. Brigham's nine geophysicists have different but complementary backgrounds, and their diversity of experience in varied geological and geophysical settings, combined with various technical specializations (from hardware and systems to software and seismic data processing), provide the Company with valuable technical intellectual resources. The Company's team of explorationists has over 300 years of exploration experience and approximately 85 years of 3-D CAEX workstation experience, most of which was acquired at Brigham and various major and large independent oil companies. Occasionally, the Company complements and leverages its exploration staff by seeking out alliances or retainer relationships with geologists having extensive experience in a particular area of interest.

3-D SEISMIC TECHNOLOGY

     The Company's strategy is to use 3-D seismic and other advanced technologies, including CAEX, to systematically explore and develop domestic onshore natural gas and oil provinces. In general, 3-D seismic is the process of acquiring seismic data along multiple lines and grids. The primary advantage of 3-D seismic over 2-D seismic is that it provides information with respect to multiple horizontal and vertical points within a geologic formation instead of information on a single vertical line or multiple vertical lines within the formation. Acquiring larger amounts of data relating to a geologic formation allows a user to better correlate the data and, in some cases, obtain a greater understanding and image of the formation. Although it is impossible to predict with certainty the specific configuration or composition of any underground geologic formation, the use of 3-D seismic provides clearer and more accurate projected images of complex geologic formations, which can assist a user in evaluating whether to drill for natural gas and oil reserves. If a decision to drill is made, 3-D seismic can also help in determining the optimal location to drill.

     CAEX is the process of accumulating and analyzing the various seismic, production and other data obtained relating to a geographic area. In general, CAEX involves accumulating various 2-D and 3-D seismic with respect to a potential drilling location, correlating that data with historical well control and production data from similar properties and analyzing the available data through computer programs and modeling techniques to project the likely geologic composition of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of data with respect to the potential drilling location and historical data with respect to the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer programs that have been developed solely for this application.


     Brigham has invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. The Company has both Landmark and Geoquest CAEX workstations. This workstation flexibility provides the Company the opportunity to interpret a project on the particular CAEX workstation that it believes is best suited for defining those particular geologic objectives. Brigham's explorationists can access a diverse software tool kit including SeisWorks, StratWorks, SeisCube, OpenVision, ZAP, Zmap+, ARIES, SynTool, Poststack, Continuity Cube, TDQ, AutoPix, MapView, GeoViz, Voxels, SynView, CSA (Computed Seismic Attributes), Surface Slice,
Hampson -- Russell AVO Analysis and Modeling and ZEH Graphics CGMage Builder (graphics montage tool).


     The Company believes that its use of 3-D seismic technology provides it with a number of benefits in the exploration, delineation and development process that are not generally available to those who only use 2-D seismic and conventional processing methods. In particular, the Company believes that it obtains clearer and more accurate projected images of underground formations through computer modeling, and is therefore better able to identify potential locations of hydrocarbon accumulations based on the characteristics of the formations and analogies made with nearby fields and formations where hydrocarbons have been found. This enhanced data has been used to assist the Company in eliminating potential drilling locations that might otherwise have been drilled had the Company relied solely on 2-D seismic. This data has also been used to assist the Company in attempting to identify the most desirable location for the wellbore to increase the prospects of a successful exploratory or development well and production from the reservoir.

INDUSTRY ALLIANCES

     Pursuant to certain alliances with Veritas DGC Land Ltd.("Veritas"), Brigham had acquired approximately 850 square miles of 3-D seismic in the Anadarko Basin through December 31, 1997 and had agreed to acquire from 775 to 875 additional square miles of data to be divided among numerous projects in that province. In exchange for the Company's commitment to Veritas, the Company and its assignees only pay a portion of the 3-D seismic acquisition costs as the data is acquired. As the Company leases acreage or drills wells, it pays Veritas the balance of the costs in the form of leasing and drilling fees. In addition, in the event that the outstanding balance of deferred seismic acquisition costs exceeds certain threshold amounts, the Company must pre-pay part of the leasing and drilling fees to cause the outstanding balance to fall below the current threshold amount. Under these arrangements, Veritas has agreed to make a designated 3-D seismic crew available to the Company on a continuous basis and, as long as the Company has a project area ready for surveying and field seismic acquisition, to send the crew from one project area to the next without interruption. If the Company does not have a project area designated upon completion of one project, and Veritas has not been able to secure an intervening project from a third party, the Company is obligated to pay Veritas a stand-by fee. The Company has never incurred a stand-by fee to Veritas. These arrangements afford the Company access to 3-D seismic acquisition in a compressed cycle time, providing the Company with operational efficiencies.

     In addition, Veritas Geoservices, Ltd. provides three employees that maintain and operate four seismic data processing workstations in Brigham's offices. Supervised by Brigham's geophysicists, the vendor's employees process most of the Company's 3-D seismic. The associated improvement in communication and integration, from field data acquisition to processing, reduces project cycle times, and therefore costs, while improving the quality of the data for Brigham's subsequent interpretation.

     The Company has entered into alliances with Vintage Petroleum, Inc. ("Vintage") and Stephens Production Company ("Stephens") providing for their participation with Brigham in all projects that the Company conducts within a 625 square mile 3-D seismic program that was completed in 1997 with Veritas in the Anadarko Basin. Vintage and Stephens bear a disproportionate share of all pre-seismic and certain seismic costs on all projects in the program. Net of the interests of Vintage and Stephens, the Company holds a

37.5% interest in the program. The Company believes that this leveraging of its costs is possible because of the expertise and knowledge that the Company has developed, enabling the Company to build its revenue and cash flow base at a time when it has been capital constrained.

     Brigham is currently acquiring 3-D seismic under a second alliance with Veritas in the Anadarko Basin. From August through December 1997, the Company acquired approximately 225 square miles of 3-D seismic under this alliance and expects to acquire an additional 775 to 875 square miles in various Brigham-generated projects by early 1999. The Company plans to retain a 100% working interest in the projects under its second alliance with Veritas.

     In order to participate in wells drilled by the Company between April 1, 1996 and March 31, 1997, each of Gasco Limited Partnership ("Gasco") and Middle Bay Oil Company, Inc. ("Middle Bay") agreed to fund 25% of the Company's drilling costs and 12.5% of its completion costs for each well drilled. In return, the Company assigned to each an undivided 12.5% of the Company's interest in the leasehold allocated to the proration unit for each completed well. As a result, the Company paid for 50% of costs attributable to its working interest to casing point, and 75% of its completion costs, for 75% of its original working interest for each well funded during the term of the agreement.

     The Company renewed its agreement with Gasco in early 1997. In order to participate in wells drilled by the Company between April 1, 1997 and March 31, 1998, Gasco agreed to fund 18% of the Company's drilling costs and 9% of its completion cost for each well. In return, the Company has agreed to assign to Gasco an undivided 9% of the Company's interest in the leasehold allocated to the production unit for each completed well. As a result, the Company pays for 82% of costs attributable to its working interest to casing point, and 91% of its completion costs, for 91% of its original working interest for each well funded during the term of the agreement.

     In order to participate in wells drilled by the Company between April 1, 1998 and March 31, 1999, Gasco agreed to fund 8% of the Company's drilling costs and 4% of its completion cost for each well. In return, the Company has agreed to assign to Gasco an undivided 4% of the Company's interest in the leasehold allocated to the production unit for each completed well. As a result, the Company pays for 92% of costs attributable to its working interest to casing point, and 96% of its completion costs, for 96% of its original working interest for each well funded during the term of the agreement.

     The Company believes that its agreements with Middle Bay and Gasco have been beneficial because they have allowed the Company to leverage its working interests in its properties by requiring it to bear a disproportionately smaller share of drilling costs. Depending on future conditions, the Company may seek to enter into similar types of arrangements with industry or financial participants. To the extent that the Company does seek to enter into such future arrangements, the terms of these arrangements, including the percentages of costs borne and interests assigned, may vary from those in the Company's past and present arrangements.

NATURAL GAS AND OIL MARKETING AND MAJOR CUSTOMERS

     Most of the Company's natural gas and oil production is sold through various marketing arrangements under price sensitive or spot market contracts. The revenues generated by the Company's operations are highly dependent upon the prices of and demand for natural gas and oil. The price received by the Company for its natural gas and oil production depends on numerous factors beyond the Company's control, including seasonality, competition, the condition of the United States economy, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries, and domestic government regulation, legislation and policies. Decreases in the prices of natural gas and oil could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas or oil production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas or oil production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors -- Volatility of Natural Gas and Oil Prices" and "Risk Factors -- Marketability of Production." For the year ended December 31, 1997, sales to Cobra Oil & Gas Corporation and Pride Pipeline Company were approximately 14% and 12%, respectively, of the Company's natural gas and oil revenues. Due to the availability of other markets and pipeline connections, the Company does not believe that the loss of any single natural gas or oil customer would have a material adverse effect on the Company's results of operations.

COMPETITION

     The oil and gas industry is highly competitive in all of its phases. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of seismic and leasing options and natural gas and oil leases on properties. The Company's competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's. Such companies may be able to pay more for seismic and lease options on natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Risk
Factors -- Competition" and "Risk Factors -- Substantial Capital Requirements."

OPERATING HAZARDS AND UNINSURED RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Dependence on Exploratory Drilling Activities." In addition, use of 3-D seismic technology requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic technology will increase the probability of success, some unsuccessful wells are likely, and there can be no assurance unsuccessful drilling efforts will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. The Company maintains insurance against some but not all of the risks described above. In particular, the insurance maintained by the Company does not cover claims relating to failure of title to natural gas and oil leases, trespass during 3-D survey acquisition or surface change attributable to seismic operations, business interruption or loss of revenues due to well failure. In certain circumstances in which insurance is available the Company may not purchase it. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES


     On June 3, 1998, the Company had 65 full-time employees. None is represented by any labor union. The Company believes its relations with its employees are good. The Company also relies on several regional consulting service companies to provide field landmen to support the Company on a project-by-project basis. One of these companies, Brigham Land Management, is owned by Vincent M. Brigham, who is the brother of Ben M. Brigham, the Company's Chief Executive Officer, President and Chairman of the Board. See "Certain Transactions."

FACILITIES

     The Company's principal executive offices are located in Austin, Texas, where it leases approximately 28,000 square feet of office space at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. In the fall of 1998, the Company expects to lease an additional 5,000 square feet of office space adjacent to its principal executive offices. The Company also leases a 4,100 square foot office at 450 Gears Road, Suite 240, Houston, Texas 77067.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title, in all material respects, to substantially all of its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to royalty interests, standard liens incident to operating agreements, liens for current taxes and other inchoate burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The Company's revolving credit facility is secured by substantially all of the Company's natural gas and oil properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENTAL REGULATION

     The Company's natural gas and oil exploration, production and marketing activities are subject to extensive laws, rules and regulations promulgated by federal and state legislatures and agencies. Failure to comply with such laws, rules and regulations can result in substantial penalties. The legislative and regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because those laws and regulations are frequently amended, interpreted and reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of natural gas and oil. These states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells.

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A 636-B and 636-C ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed and the provision of open-access transportation on a nondiscriminatory basis. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. Numerous parties have filed petitions for review of Order 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order 636 was generally upheld on appeal, and the portions remanded for further action do not appear to materially affect the Company. Because Order 636 may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas and has substantially increased competition and volatility in natural gas markets.

     The FERC frequently reexamines its transportation-related policies, including the terms and conditions under which interstate pipeline shippers may release interstate pipeline capacity for resale in the secondary market, the appropriateness of the use of negotiated and market-based rates, and the implementation of additional standardized terms and conditions for interstate gas transmission. In April 1998, the FERC issued a new rule to further standardize pipeline transportation tariffs that could adversely affect the reliability of scheduled interruptible transportation service on some pipelines. While any resulting FERC action would affect the Company only indirectly, any new rules and policy statements may have the effect of enhancing competition in natural gas markets or affecting the cost or availability of pipeline transportation.

     The price the Company receives from the sale of natural gas liquids and oil is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for natural gas liquids and oil. See "Risk
Factors -- Compliance with Government Regulations."

ENVIRONMENTAL MATTERS

     The Company's operations and properties are, like the oil and gas industry in general, subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit seismic acquisition, construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and gas industry in general. The Comprehensive Environmental Response, Compensation and Liability Act and comparable state statutes impose strict and arguably joint and several liability on owners and operators of certain sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the Company's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

     Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore and offshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate financial responsibility. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the

Company. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on the Company.

     The Company has acquired leasehold interests in numerous properties that for many years have produced natural gas and oil. Although the previous owners of these interests have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of the Company's properties are operated by third parties over whom the Company has no control. Notwithstanding the Company's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company. See "Risk Factors -- Compliance with Environmental Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Other Matters."

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Ben M. Brigham........................   38    President, Chief Executive Officer and
                                                 Chairman of the Board
Anne L. Brigham.......................   36    Executive Vice President and Director
Jon L. Glass..........................   42    Vice President -- Exploration and
                                               Director
Craig M. Fleming......................   40    Chief Financial Officer
David T. Brigham......................   37    Vice President -- Land and
                                               Administration, Corporate Secretary
A. Lance Langford.....................   36    Vice President -- Operations
Karen E. Lynch........................   36    Vice President and General Counsel
Harold D. Carter......................   59    Director
Alexis M. Cranberg....................   42    Director
Gary J. Milavec.......................   36    Director
Stephen P. Reynolds...................   46    Director

     Set forth below is a description of the backgrounds of the executive officers and directors of the Company.

     Ben M. "Bud" Brigham has served as Chief Executive Officer, President and Chairman of the Board of the Company since founding the Company in 1990. From 1984 to 1990, Mr. Brigham served as an exploration geophysicist with Rosewood Resources, an independent oil and gas exploration and production company. Mr. Brigham began his career in Houston as a seismic data processing geophysicist for Western Geophysical, a provider of 3-D seismic services, after earning his B.S. in Geophysics from the University of Texas.

     Anne L. Brigham has served as Executive Vice President and a Director of the Company since its inception in 1990 and as Corporate Secretary from 1990 to February 1998. Before joining the Company full-time in 1991, Ms. Brigham practiced law in the oil and gas and real estate sections of Thompson & Knight, P.C. Ms. Brigham worked as a geologist for Hunt Petroleum Corporation, an independent oil and gas exploration and production company, for over two years before attending law school. Ms. Brigham holds a B.S. in Geology from the University of Texas and a J.D. from Southern Methodist University.

     Jon L. Glass joined the Company in 1992 and has served as Vice
President -- Exploration since 1994 and a Director of the Company since 1995. From 1984 to 1992, Mr. Glass served in various capacities with Santa Fe Minerals, an oil and gas exploration company, in a variety of staff and managerial positions mainly focused on Santa Fe Minerals' exploration activities in the midcontinent and Gulf of Mexico (onshore and offshore). During this time Mr. Glass also assisted in the development of exploration and acquisition opportunities for Santa Fe Minerals in Canada and South America. Mr. Glass' early geological experience includes three years with Mid-America Pipeline Company and two years with Texaco USA, serving mainly as a midcontinent exploration geologist. Mr. Glass holds a B.S. and an M.S. in Geology from Oklahoma State University and an M.B.A. from the University of Tulsa.

     Craig M. Fleming has served as the Chief Financial Officer of the Company since 1993. From 1990 to 1993, Mr. Fleming served as Controller of Odyssey Petroleum Co., Ltd., an independent energy company. From 1988 to 1990, Mr. Fleming served as Controller and Treasurer for Harken Exploration Company, an independent energy company. Mr. Fleming began his career with Arthur Anderson & Co. in the Oil and Gas Audit Division and is a Certified Public Accountant. Mr. Fleming holds a B.B.A. in Accounting from Texas A&M University.

     David T. Brigham joined the Company in 1992 and has served as Vice President -- Land and Administration and Corporate Secretary of the Company since February 1998. Mr. Brigham served as Vice President -- Legal of the Company from 1994 until February 1998. From 1987 to 1992, Mr. Brigham was an oil and gas attorney with Worsham, Forsythe, Sampels & Wooldridge. Before attending law school, Mr. Brigham was a landman for Wagner & Brown Oil and Gas Producers, an independent oil and gas exploration and production company. Mr. Brigham holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D. from Texas Tech School of Law.

     A. Lance Langford joined the Company as Manager of Operations in 1995 and has served as Vice President -- Operations since January 1997. From 1987 to 1995, Mr. Langford served in various engineering capacities with Meridian Oil Inc., handling a variety of reservoir, production and drilling responsibilities. Mr. Langford holds a B.S. in Petroleum Engineering from Texas Tech University.

     Karen E. Lynch joined the Company in October 1997 as General Counsel and has served as Vice President and General Counsel of the Company since February 1998. Prior to joining the Company, Ms. Lynch was a shareholder in the Dallas-based law firm of Thompson & Knight, P.C., where she practiced in the energy area since joining the firm in 1987. Ms. Lynch holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D. from the University of Oklahoma.

     Harold D. Carter has served as a Director of and consultant to the Company since 1992. Mr. Carter has more than 30 years experience in the oil and gas industry and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company
(USA). Before that, Mr. Carter was associated for 20 years with Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter consults for Endowment Advisors, Inc. with respect to its EEP Partnerships and Associated Energy Managers, Inc. with respect to its Energy Income Fund, L.P. and is a director of Abraxas Petroleum Corporation. Mr. Carter has a B.B.A. in Petroleum Land Management from the University of Texas and has completed the Program for Management Development at the Harvard University Business School.


     Alexis M. Cranberg has served as a Director of the Company since 1992. Mr. Cranberg is President of Aspect Management Corporation, an oil and gas exploration and investment company. In addition, Mr. Cranberg is a Director of Esenjay Exploration, Inc. and Westport Oil and Gas, Inc. and a past Director of

General Atlantic Resources, Inc. and United Meridian Corporation. He holds a B.S. in Petroleum Engineering from the University of Texas and an M.B.A. from Stanford University.


     Gary J. Milavec has served as a Director of the Company since 1995. Mr. Milavec is a Managing Director of RIMCO, an investment management firm specializing in the energy industry. Prior to joining RIMCO in 1990, Mr. Milavec spent two years in the corporate finance department of Rauscher Pierce Refsnes, Inc. and three years as a geological engineer with Shell Western E&P, Inc. He also serves as a director of Universal Seismic Associates, Inc. and Texoil, Inc. Mr. Milavec holds a B.A. in Geology from the University of Rochester, an M.S. in Geology from the University of Oklahoma and an M.B.A. from the University of Houston.

     Stephen P. Reynolds has served as a Director of the Company since 1996. Mr. Reynolds is a managing member of General Atlantic Partners, LLC ("GAP LLC") and has been with GAP LLC or its predecessor entities since April 1980. Mr. Reynolds is also President of GAP III Investors, Inc., the general partner of General Atlantic Partners III, L.P., and is a general partner and limited partner of GAP-Brigham Partners, L.P. Mr. Reynolds is on the board of directors of Solo Serve Corporation, a publicly traded off-price soft goods retail company, and Computer Learning Centers, Inc., a publicly traded company providing technology related training. Mr. Reynolds is a nominee for Director of SS&C Technologies, Inc. Mr. Reynolds holds a B.A. in Economics from Amherst College and a Masters degree in Accounting from New York University.

     All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are generally elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed.

     There is no family relationship between any of the directors or between any director and any executive officer of the Company except that Ben M. Brigham and Anne L. Brigham are married and David T. Brigham is the brother of Ben M. Brigham. For information regarding certain business relationships between the Company and certain of its directors, see "Certain Transactions."

COMMITTEES OF THE BOARD

     The Company's Board of Directors formed standing audit and compensation committees on February 26, 1997, which are composed of Harold D. Carter, Alexis
M. Cranberg and Gary J. Milavec. The Audit Committee's primary responsibilities are to (i) recommend the Company's independent auditors to the Board of Directors, (ii) review with the Company's auditors the plan and scope of the auditor's annual audit, the results thereof and the auditors' fees, (iii) review the Company's financial statements and (iv) take such other action as it deems appropriate as to the accuracy and completeness of financial records of the Company and financial information gathering,reporting policies and procedures of the Company. The Compensation Committee exercises the power of the Board of Directors in connection with all matters relating to compensation of executive officers, employee benefit plans and the administration of the Company's stock option programs.

DIRECTOR COMPENSATION

     Fees and Expenses; Other Arrangements. Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. Directors who are not employees of the Company receive $5,000 per year and $500 per meeting for their services as directors. In addition, the Company reimburses Directors for the expenses incurred in connection with attending meetings of the Board of Directors and its committees.

     Pursuant to a consulting agreement with Harold D. Carter that expired May 1, 1997, the Company paid Mr. Carter $6,000 per month through June 1996 and then $7,200 per month for the remainder of the term of the agreement to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requested, including service on the management committee of the Company's predecessor partnership. Pursuant to a subsequent consulting agreement that expires December 31, 1998, Mr. Carter continues to serve as a consultant to the Company and is currently being compensated $7,200 per month for such services and is reimbursed by the Company for his out-of-pocket expenses. In addition, pursuant to the terms of Mr. Carter's consulting agreement, the Company pays Associated Energy Managers, Inc. $1,000 per month to offset a portion of Mr. Carter's office overhead expenses and to provide the Company with limited use of part of Mr. Carter's office space for purposes of conducting business while employees of the Company are in Dallas, Texas.

     Alexis M. Cranberg and Stephen P. Reynolds served on the management committee of the Company's predecessor partnership pursuant to the terms of an agreement with General Atlantic, and Gary J. Milavec served on the committee pursuant to the terms of an agreement with RIMCO. The Company is not obligated to nominate any of the three to serve as a Director of the Company in the future.

     Director Stock Options. The Company's stockholders have approved the 1997 Director Stock Option Plan, pursuant to which each newly elected nonemployee director shall be granted an option to purchase 1,000 shares of Common Stock and each nonemployee director will receive an option to purchase 500 shares of Common Stock on December 31 of each year. The options under the plan are granted at fair market value on the grant date and become exercisable, subject to certain conditions, in five equal annual installments on the first five anniversaries of the grant date. The options terminate ten years from the grant date, unless terminated sooner. Twenty-five thousand shares of Common Stock have been authorized and reserved for issuance pursuant to the plan. Options to purchase 2,000 shares of Common Stock were granted on December 31, 1997 to the Company's four nonemployee directors pursuant to the 1997 Director Stock Option Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

     The Company has entered into indemnity agreements with each of its executive officers and directors that provide for indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.

     The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's compensation committee during the last ten months of the past fiscal year consisted of Messrs. Carter, Cranberg and Milavec and all determinations concerning executive compensation for such period for the Company's executive officers were made by the compensation committee. The compensation committee members abstained from participation in compensation determinations concerning their own compensation. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity, any of whose officers served on the Board of Directors of the Company.

EXECUTIVE COMPENSATION

     Summary of Cash and Certain Compensation. The following table sets forth certain summary information concerning the compensation paid or awarded to the Chief Executive Officer of the Company and the only other executive officers of the Company who earned in excess of $100,000 in 1997 (the "named executive officers") for the years indicated.

                           SUMMARY COMPENSATION TABLE


                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                          -------------------------
                                              ANNUAL COMPENSATION                          SHARES
               NAME AND                  ------------------------------    RESTRICTED    UNDERLYING       ALL OTHER
          PRINCIPAL POSITION             YEAR   SALARY($)   BONUS($)(1)   STOCK AWARDS    OPTIONS     COMPENSATION($)(2)
          ------------------             ----   ---------   -----------   ------------   ----------   ------------------
Ben M. Brigham.........................  1997    228,125      30,600             --            --           5,690
  Chief Executive Officer, President
    and                                  1996    144,000      15,000             --            --           4,817
  Chairman of the Board
Jon L. Glass...........................  1997    127,301      43,268         66,964       208,334             354
  Vice President -- Exploration          1996    109,782       3,223             --            --              --
Craig M. Fleming.......................  1997    122,272      44,971         44,643        69,445             477
  Chief Financial Officer                1996    102,919       8,063             --            --              --
David T. Brigham.......................  1997    108,895      32,712         44,643        69,445             428
  Vice President -- Land and             1996     94,874      10,505             --            --              --
  Administration, Corporate Secretary
A. Lance Langford......................  1997    107,469      43,111             --        52,085             410
  Vice President -- Operations           1996     94,090       7,261             --            --              --


---------------

(1) Includes the following moving allowances granted in 1997 to employees in connection with the Company's relocation of its corporate headquarters from Dallas, Texas, to Austin, Texas: Ben M. Brigham -- $30,600; Jon L.
    Glass -- $12,076; Craig M. Fleming -- $23,654; David T. Brigham -- $17,529;
    and A. Lance Langford -- $23,524.

(2) Amounts for Ben M. Brigham represent premiums paid by the Company under life and disability insurance plans of $1,442 and $4,248, respectively, in 1997, and $1,404 and $3,413, respectively, in 1996. Amounts for Jon L. Glass, Craig M. Fleming, David T. Brigham and A. Lance Langford represent premiums paid by the Company under a disability insurance plan in 1997.

     Option Grants. The following table contains information about stock option grants to the named executive officers in 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                POTENTIAL REALIZED VALUE AT
                                                                                  ASSUMED ANNUAL RATES OF
                                                                                 STOCK PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                          FOR OPTION TERM(1)
                         -------------------------------------------------   ---------------------------------
                         NUMBER OF     % OF TOTAL
                         SECURITIES     OPTIONS      EXERCISE
                         UNDERLYING    GRANTED TO    OR BASE
                          OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION
         NAME            GRANTED(#)   FISCAL YEAR     ($/SH)       DATE        0%($)       5%($)      10%($)
         ----            ----------   ------------   --------   ----------   ---------   ---------   ---------
Ben M. Brigham.........        --           --           --           --            --          --          --
Jon L. Glass...........   208,334         32.3         5.00       7/1/04     2,005,215   3,142,280   4,619,530
Craig M. Fleming.......    69,445         10.8         5.00       7/1/04       668,408   1,047,433   1,539,851
David T. Brigham.......    69,445         10.8         5.00       7/1/04       668,408   1,047,433   1,539,851
A. Lance Langford......    52,085          8.1         5.00       7/1/04       501,318     785,593   1,154,916

---------------

(1) Amounts represent hypothetical gains that could be achieved for the options if they are exercised at the end of the option term. Those gains are based on assumed rates of stock price appreciation of 0%, 5% and 10% compounded annually from February 27, 1997, the date such options had been granted, through the expiration date. For the option term ending July 1, 2004, based on the closing price on The Nasdaq Stock Market(SM) of the Common Stock of $14.63 on December 31, 1997, a share of the Common Stock would have a value on July 1, 2004 of approximately $20.08 at an assumed appreciation rate of 5% and approximately $27.17 at an assumed appreciation rate of 10%.

     Option Exercises and Year-End Option Values. The following table provides information about the number of shares issued upon option exercises by the named executive officers during 1997, and the corresponding value realized by the named executive officers. The table also provides information about the number and value of options that were held by the named executive officers at December 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                              SHARES                       OPTIONS AT FY-END(#)          OPTIONS AT FY-END($)
                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
           NAME             EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Ben M. Brigham............      --            --            --                --          --                 --
Jon L. Glass..............      --            --            --           208,334          --          2,005,215
Craig M. Fleming..........      --            --            --            69,445          --            668,408
David T. Brigham..........      --            --            --            69,445          --            668,408
A. Lance Langford.........      --            --            --            52,085          --            501,318

  Employment Agreements

     The Company employs Ben M. Brigham under an employment agreement (the "Employment Agreement") as Chief Executive Officer and President of the Company for a five year term that began in February 1997. The Employment Agreement contains rollover provisions so that at all times the term of the Employment Agreement shall be not less than three years. The agreement provides for an annual salary of $275,000, which the Board of Directors may further increase from time to time. Mr. Brigham is also entitled to an annual cash bonus, not to exceed 75% of his then current salary, determined based on criteria established by the Board of Directors. Under the Employment Agreement, Mr. Brigham is entitled to participate in any employee benefit programs that the Company provides to its executive officers. The only employee benefit programs that the Company offers to its officers and employees are group insurance coverage and participation in the Company's 401(k) Retirement Plan, the 1997 Incentive Plan and the Incentive Bonus Plan. If Mr. Brigham terminates his employment for good reason, which includes a material reduction of Mr. Brigham's position without cause or his written consent, breach of a material provision of the Employment Agreement or improper notice of termination, or if the Company terminates Mr. Brigham without cause, the Company must pay Mr. Brigham a sum equal to the amount of his annual base salary that he would have received during the remainder of his employment term plus the average of his annual bonuses received in the preceding two years times the number of years in the remainder of his employment term. Mr. Brigham's agreement also contains a three-year non-compete and confidentiality clause with standard terms.

     Each of the other named executive officers of the Company is a party to a confidentiality and noncompete agreement.

EMPLOYEE BENEFIT PLANS

     Employees' Restricted Stock. In February 1997, the Company, in connection with the Exchange, issued 66,964 shares, 44,643 shares and 44,643 shares of restricted stock to Jon L. Glass, Craig M. Fleming and David T. Brigham, respectively, in exchange for restricted limited partnership interests issued to them in 1994. Each agreement relating to the restricted stock contains confidentiality, noncompete and vesting provisions. The shares awarded Messrs. Brigham and Fleming vest over a three-year period -- 30% in each of July 1997 and 1998 and 40% in July 1999. Of the shares awarded to Mr. Glass, 45% have already vested, 28.33% vest in July 1998, and 26.67% vest in July 1999.

     1997 Incentive Plan. The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") as of February 27, 1997. The Compensation Committee selects participants in the 1997 Incentive Plan from among those key employees and others who hold positions of responsibility with the Company and whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,169 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1997 Incentive Plan. In March 1997, options were granted to purchase a total of 644,097 shares of Common Stock at an exercise price per share of $5.00. These options vest over six years. Jon L. Glass, Craig M. Fleming and David T. Brigham were granted options to purchase 208,334 shares, 69,445 shares and 69,445 shares of Common Stock, respectively. With the exception of options to purchase 138,889 shares of Common Stock granted to Jon L. Glass, these options vest as follows: 30% on July 1, 1998; 20% on July 1, 1999; 16.66% on July 1, 2000; 16.67% on July 1, 2001; and the balance on July 1, 2002. The balance of Mr. Glass' options (138,889 shares) vest as follows: 30% on February 1, 1999; 20% on July 1, 1999; 16.66% on July 1, 2000; 16.67% on July 1, 2001; and 16.67%
on July 1, 2002. Of the options issued in 1997 pursuant to the 1997 Incentive Plan, options to purchase 17,360 have been forfeited by certain employees.

     In January 1998, options were granted to purchase 307,250 shares of Common Stock at an exercise price of $12.875 per share. These options vest over six years in three equal bi-annual installments starting the second year following the date of grant.

     Subject to the provisions of the 1997 Incentive Plan, the Compensation Committee is authorized to determine the type or types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Compensation Committee has the exclusive power to interpret the 1997 Incentive Plan and to adopt rules and regulations that it may deem necessary or appropriate, in keeping with the objectives of the 1997 Incentive Plan.

     Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

     Incentive Bonus Plan. In connection with the Exchange, the Company adopted the Incentive Bonus Plan (the "Incentive Bonus Plan") previously established by the Company's predecessor partnership. The Incentive Bonus Plan is designed to pay cash compensation and bonuses to eligible employees of the Company. Under the Incentive Bonus Plan, the Company maintains an incentive account for each calendar year (each an "Incentive Account") and a discretionary bonus account (the "Discretionary Bonus Account"). Prior to the beginning of each calendar year, the President of the Company designates the employees of the Company who are eligible to participate in the Incentive Account being established for such year, and each such employee's percentage of interest (an "Account Percentage") in such Incentive Account. Subject to certain adjustments provided under the Incentive Bonus Plan, each Incentive Account is credited with an amount equal to one-half of the net revenue received by the Company which is equivalent to a one percent interest in the Company's net revenue interest in the oil and gas produced from each Company well drilled or reentered after April 30, 1992, and the Discretionary Bonus Account is credited with an amount equal to the amount credited to each Incentive Account. The President has discretion to allocate a greater interest to the accounts. Within 30 days after each March 31 and September 30, an employee who has been designated to have an Account Percentage in the Incentive Account established for a particular year receives cash compensation equal to his or her Account Percentage in such Incentive Account multiplied by the amount credited to that Incentive Account for the six-month period then ended. In addition, the President of the Company has the discretion to award cash bonuses to any Company employee from the amounts credited to the Discretionary Bonus Account. The participation of an employee under the Incentive Bonus Plan terminates when he or she ceases to be an employee of the Company for any reason. The President of the Company may amend or terminate the Incentive Bonus Plan at any time.

                              CERTAIN TRANSACTIONS


     In connection with the land work necessary prior to and during 3-D seismic acquisitions, the Company engages Brigham Land Management ("BLM"), an independent company owned and managed by Vincent M. Brigham, a brother of Ben M. Brigham, who is the Company's Chief Executive Officer, President and Chairman of the Board, and David T. Brigham, who is a Vice President of the Company. BLM specializes in conducting the field land work necessary prior to and during 3-D seismic acquisitions. BLM has regional expertise in the Anadarko Basin and the Texas Panhandle, and, to a lesser extent, West Texas. BLM performs these services for the Company using BLM's employees and independent contractors. In 1995, 1996 and 1997, the Company paid BLM approximately $382,000, $596,000 and $837,000, respectively. Other participants in the Company's 3-D seismic projects reimbursed the Company for a portion of these amounts. Based on its experience with other firms in the area, the Company believes that BLM's charges are at or below those of other firms.


     In 1994, the Company, through its subsidiary Quest Resources, L.L.C., formed Venture Acquisitions, L.P. ("Venture") with affiliates of RIMCO, a holder of in excess of 5% of the Common Stock, to provide the Company with the capital to acquire interests in certain potential drilling locations, producing properties and 3-D seismic projects. The RIMCO affiliates have contributed $5.2 million to Venture, and the Company has contributed $286,138. Until the first payout under the Venture limited partnership agreement, the Company's share of all capital costs is 5%, and the Company's share of revenues and related production expenses and costs is 10%. Between the first and second payout levels, the Company's share of capital costs and revenues and related production expenses and costs is 25% and thereafter increases to 50%. Venture acquired from the Company an interest in (i) a 3-D project for approximately $75,000 in 1995, and (ii) two 3-D delineated potential drilling locations and 3-D seismic for approximately $83,000 in 1996. The Company billed Venture approximately $14,924 in 1995, $16,500 in 1996 and $56,658 in 1997 for its proportionate share of exploration and overhead costs. Because RIMCO was not an affiliate of the Company when the Venture partnership was formed, the Company believes that the terms of the Venture partnership are no less favorable than could be obtained from an unaffiliated third party. Gary J. Milavec, a director of the Company and member of the Company's compensation committee, is employed by RIMCO.

     In November 1994, the Company, certain RIMCO affiliates and other unrelated industry participants entered into a geophysical exploration agreement creating an area of mutual interest in its Esperson Dome Project in Liberty and Harris counties, Texas. The Company financed its participation in this project by assigning its interest, and obligation to bear costs, to Vaquero Gas Company, Inc. ("Vaquero"), a RIMCO affiliate, subject to a 5% net profits overriding royalty interest and the right to receive up to 50% of Vaquero's interest on the occurrence of certain payouts. The Company also retained responsibility for managing the 3-D seismic acquisition and interpretation of the data after it had been acquired. During 1995, 1996 and 1997, the Company received approximately $25,000, $123,000 and $50,000, respectively, from the RIMCO affiliates, including Vaquero, for workstation time and geoscientists' time in interpreting the 3-D seismic that were acquired. Because RIMCO was not an affiliate of the Company when the project was initiated and the interest to Vaquero was transferred, the Company believes that the terms of the arrangement are no less favorable than could be obtained from an unaffiliated third party.

     In January 1997, the Company, RIMCO and Tigre Energy Corporation ("Tigre") entered into an agreement under which the Company had been initially assigned an undivided 22% interest (subject to a proportionately reduced 3% overriding royalty interest) in a project ("Tigre Point") located in Vermillion Parish, Louisiana in return for paying certain costs of acquiring 3-D seismic and land within the project area. The Company acquired an additional 12.5% working interest from RIMCO and an additional 37.5% working interest from Tigre in parts of the project under the same terms as the initial 25% interest. The Company believes that the arrangements with RIMCO affiliates relating to Tigre Point are on terms no less favorable than could be obtained from an unaffiliated third party, because RIMCO and Tigre, an unaffiliated third party, are participants in the project on substantially similar terms.

     The Company and an affiliate of Universal Seismic Associates, Inc. ("USA"), a public company of which RIMCO affiliates beneficially own approximately 22% of the outstanding common stock, have entered into a geophysical exploration agreement covering an area of mutual interest on the Gulf Coast. Under the terms of the agreement, USA conducted a 3-D seismic program established by the Company and USA and processed the data acquired under the program at cost, and the Company will interpret the resulting seismic for the benefit of the Company and USA at no charge to USA. Subject to a party's electing not to participate in an acquired interest, the Company and USA will each own an undivided 50% interest in all land interests acquired within the area of mutual interest. Through December 31, 1997, the Company had incurred $209,314 of costs under those arrangements. Based on its experience in acquiring 3-D seismic, the Company believes that it has acquired 3-D seismic under this agreement on terms, and that the arrangement is on terms, no less favorable than could be obtained from an unaffiliated third party.

     In 1993 and 1994 the Company issued to RIMCO 10% Notes in principal amounts of $3.0 million and $4.9 million, respectively. In 1995 the Company issued RIMCO additional 10% Notes in a principal amount of $2.6 million, and in the same year, issued RIMCO 5% Notes in a principal amount of $16.0 million, $10.5 million of which was used to repay all the outstanding 10% Notes. The 5% Notes were exchanged for 1,754,464 shares of Common Stock in the Exchange. In 1995, 1996 and 1997, the Company paid RIMCO $631,989, $809,332 and $340,000, respectively, in interest payments on the 5% Notes and the 10% Notes. In 1995, 1996 and 1997, the Company distributed to RIMCO $102,107, $82,097 and $48,150, respectively for RIMCO's overriding royalty interest in certain natural gas and oil properties.

     Pursuant to a consulting agreement with Harold D. Carter that expired May 1, 1997, the Company paid Mr. Carter $6,000 per month through June 1996 and $7,200 per month for the remainder of the term of the agreement to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requested, including service on the management committee of the Company's predecessor partnership. Pursuant to this agreement, Mr. Carter received $72,000 in 1995, $79,200 in 1996 and $86,580 in 1997. Additional disbursements totaling approximately $13,000 were made by the Company to Mr. Carter during 1997 for the reimbursement of certain expenses. Pursuant to the terms of a subsequent consulting agreement, the Company will continue to utilize Mr. Carter's consulting services through December 31, 1998 and pay Mr. Carter $7,200 per month for those services and reimburse Mr. Carter for certain out-of-pocket expenses during the term of the agreement. In addition, pursuant to the terms of Mr. Carter's consulting agreement, the Company pays Associated Energy Managers, Inc. $1,000 per month to offset a portion of Mr. Carter's office overhead expenses and to provide the Company with limited use of part of Mr. Carter's office space for purposes of conducting business while employees of the Company are in Dallas, Texas.

     In 1995, 1996 and 1997, the Company paid $35,000, $110,000 and $18,000 to
Aspect and affiliates of Alexis M. Cranberg, a director of the Company, to acquire interests in a project in Grady County, Oklahoma and a project in Hardeman and Wilbarger counties, Texas and Jackson County, Oklahoma. Based on its experience in the industry, the Company believes that these transactions are on terms no less favorable than could be obtained from an unaffiliated third party. The Company billed Aspect and other affiliates of Alexis M. Cranberg $13,000 in 1995 and $68,000 in 1996 for its proportionate share of the costs related to the projects.

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV, Ben M. Brigham, Anne
L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the RIMCO entities, acting together, and the General Atlantic entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3.0 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement have not been disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The table below sets forth information concerning (i) the only persons known by the Company, based upon statements filed by such persons pursuant to
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially in excess of 5% of the Common Stock as of June 4, 1998, and (ii) the shares of Common Stock beneficially owned, as of June 4, 1998, by each director of the Company, each executive officer listed in the Summary Compensation Table included elsewhere in this Prospectus, and all directors and executive officers of the Company as a group. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.



                                                                SHARES             SHARES BENEFICIALLY
                                                          BENEFICIALLY OWNED         OWNED AFTER THE
                                                       PRIOR TO THE OFFERING(1)         OFFERING
                                                       -------------------------   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                      NUMBER       PERCENT      NUMBER     PERCENT
------------------------------------                   ------------   ----------   ---------   -------
Ben M. Brigham(2)....................................   3,720,342        30.01%    3,720,342   23.55%
  6300 Bridge Point Parkway, Bldg. 2, Suite 500
  Austin, Texas 78730
Anne L. Brigham(2)...................................   3,720,342        30.01%    3,720,342   23.55%
  6300 Bridge Point Parkway, Bldg. 2, Suite 500
  Austin, Texas 78730
General Atlantic Partners, L.L.C.(3).................   2,807,143        22.64%    2,807,143   17.77%
  Three Pickwick Plaza
  Greenwich, Connecticut 06830
Resource Investors Management Company(4).............   1,754,464        14.15%    1,754,464   11.11%
  600 Travis Street, Suite 6875
  Houston, Texas 77002
R. Chaney & Co., Inc.(5).............................     635,000         5.12%      635,000    4.02%
  909 Fannin, Suite 1275
  Two Houston Center
  Houston, Texas 77010
Craig M. Fleming(6)..................................      65,477         *           65,477     *
Jon L. Glass(7)......................................      88,798         *           88,798     *
David T. Brigham(8)..................................      66,477         *           66,477     *
A. Lance Langford(9).................................      18,365         *           18,365     *
Harold D. Carter.....................................     341,893         2.76%      341,893    2.16%
Gary J. Milavec(10)..................................          --            --           --       --
Alexis M. Cranberg...................................          --            --           --       --
Stephen P. Reynolds(11)..............................          --            --           --       --
All directors and executive officers as a group
  (11 persons)(6)(7)(8)(9)...........................   4,301,977        34.70%    4,301,977   27.23%


---------------

  *  Represents less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.

 (2) Includes 1,831,414 shares owned by Ben M. Brigham and 1,831,410 shares owned by Anne L. Brigham, who are husband and wife; 28,272 shares owned by Ben M. Brigham and Anne L. Brigham as Trustees under Brigham Parental Trust I; 28,246 shares owned by Ben M. Brigham and Anne L. Brigham as Trustees under Brigham Parental Trust II; and 1,000 shares held by David T. Brigham, as custodian for Elizabeth R. Brigham under the Texas Uniform Transfers to Minors Act.

 (3) Includes 2,679,418 shares held by GAP III; and 127,725 shares held by GAP-Brigham Partners, L.P. ("GAP-Brigham"). Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III.

 (4) Includes 612,308 shares held by RIMCO Partners, L.P. II, 307,031 shares held by RIMCO Partners, L.P. III and 835,125 shares held by RIMCO Partners, L.P. IV (collectively, the "RIMCO Partnerships"). RIMCO is the general partner of each of the RIMCO Partnerships. The general partner of RIMCO is RIMCO Associates, Inc.

 (5) Includes 610,000 shares held by R. Chaney & Partners III L.P. ("Fund III") and 25,000 shares held by R. Chaney & Partners IV L.P. ("Fund IV"). R. Chaney & Partners, Inc. ("Partners") is the sole general partner of Fund III, and R. Chaney Investments, Inc. ("Investments") is the sole general partner of Fund IV. Mr. Robert H. Chaney is the sole shareholder of Partners and Investments.

 (6) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vest July 1, 1998.

 (7) Includes 66,964 shares of restricted stock, which vest as follows: 16.67% in February 1997, 28.33% in July 1997, 28.33% in July 1998 and 26.67% in
     July 1999; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vest July 1, 1998.

 (8) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999; 1,000 shares gifted by Ben M. Brigham and Anne L. Brigham; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vest July 1, 1998.

 (9) Includes 17,365 shares of Common Stock issuable upon exercise of certain stock options that vest July 1, 1998.

(10) Gary J. Milavec is a Managing Director of RIMCO, the general partner of each of the RIMCO Partnerships, and is a Vice President of RIMCO Associates, Inc., the general partner of RIMCO. As such, Mr. Milavec may be deemed to share voting and investment power with respect to the 612,308 shares held by RIMCO Partners, L.P. II, the 307,031 shares held by RIMCO Partners, L.P. III and the 835,125 shares held by RIMCO Partners, L.P. IV. Mr. Milavec disclaims beneficial ownership of shares beneficially owned by RIMCO and the RIMCO Partnerships.

(11) Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III. As such, Mr. Reynolds may be deemed to share voting and investment power with respect to the 2,679,418 shares held by GAP III and the 127,725 shares held by GAP-Brigham. Mr. Reynolds disclaims beneficial ownership of shares owned by GAP III and GAP-Brigham except to the extent of his pecuniary interest therein.


     The Selling Stockholders, which include one or more of GAP III and GAP-Brigham (the "General Atlantic Partnerships") and the RIMCO Partnerships, have granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase from the Selling Stockholders up to an additional 510,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30 million shares of Common Stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of June 4, 1998, the Company had outstanding 12,253,574 shares of Common Stock held of record by 65 stockholders and stock options for an aggregate of 935,987 shares.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The Certificate of Incorporation of the Company does not allow the stockholders to take action by less than unanimous consent. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock and is currently restricted from doing so by the Credit Facility. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Company has no outstanding Preferred Stock. The Company is authorized to issue 10 million shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company does not currently plan to issue Preferred Stock.

DELAWARE LAW PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

REGISTRATION RIGHTS

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO

Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the General Atlantic entities, acting together, and the RIMCO entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement were not disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights after the Offering for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 15,653,574 shares of Common Stock outstanding (16,163,574 shares if the Underwriters exercise their over-allotment option in full and the Selling Stockholders fail to meet their obligations to sell stock pursuant thereto). Of these 15,653,574 shares, the shares of Common Stock offered hereby will be freely transferable without restriction under the Securities Act unless they are held by the Company's affiliates, as that term is used in Rule 144 under the Securities Act. 8,928,574 shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act and are eligible for sale under Rule 144, based on current SEC rules and subject to compliance with the volume and other requirements of Rule 144. Beginning February 27, 1999, all of those shares of Common Stock will become eligible for sale under Rule 144(k) if they are not held by affiliates of the Company. 6,850,000 shares of Common Stock that will be issued in the Offering or that were sold in the Company's initial public offering are freely tradeable, except to the extent that they are held by affiliates of the Company.


     In general, under Rule 144 a person (or persons whose sales are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell in broker transactions, within any three-month period commencing 90 days after the Offering, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (approximately 156,536 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and other limitations. In addition, a person who was not an affiliate of the Company during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without regard to the manner-of-sale, volume and other limitations of Rule 144. The SEC has proposed modifications to Rule 144 that could change some of these requirements.

     The holders of 8,421,431 shares of Common Stock and their permitted transferees are entitled to demand registration of those shares under the Securities Act, and the holders of 8,928,574 shares of Common Stock are entitled to "piggyback" registration rights. See "Description of Capital
Stock -- Registration Rights."


     Holders of 8,783,717 shares of Common Stock are subject to "lock-up" agreements; these shares will be released from such agreements 90 days after the date of this Prospectus. See "Underwriting."


     Options covering 935,987 shares of Common Stock are outstanding, with an average exercise price of $7.61 per share, subject to vesting.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), and Howard, Weil, Labouisse, Friedrichs Incorporated are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their names below:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc.....................................
Dain Rauscher Wessels.......................................
Howard, Weil, Labouisse, Friedrichs Incorporated............
                                                               ------
          Total.............................................
                                                               ======

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the initial public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer concession of not more
than $     per share, and the Underwriters may allow, and such dealers may
reallow, concessions not in excess of $     per share to certain other dealers.
After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Representatives.


     The Selling Stockholders, which include one or more of the General Atlantic Partnerships and the RIMCO Partnerships, have granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase from the Selling Stockholders up to an additional 510,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The specific number of shares to be sold by a Selling Stockholder will vary depending on the public offering price. The Company has granted an option to the Underwriters to purchase such additional shares in the event that a Selling Stockholder fails to meet its obligations to sell such shares. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchase obligations set forth in the table set forth above.


     During and after the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     Each of the Company, its officers, directors and the holders of 4,561,607 shares of its outstanding Common Stock, have entered into "lock-up" agreements with the Underwriters with respect to the sale of shares of Common Stock. Under these agreements, the Company, its officers, directors and certain stockholders have agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 90 days after the date of this Prospectus, except that the Company may issue shares of Common Stock upon the exercise of options granted under its stock option plans. After the expiration of the "lock-up" agreements, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws.

     The Representatives have informed the Company that they do not expect sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Common Stock offered by them.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS


     The consolidated financial statements of Brigham Exploration Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.


     The letter of Cawley, Gillespie & Associates, Inc., independent oil and gas consultants, set forth in this Prospectus as Appendix A has been included herein in reliance upon the firm as expert with respect to the matters contained in that letter. In addition, the information with respect to the reserve reports prepared by Cawley Gillespie has been included herein in reliance upon by the firm as experts with respect to such information.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete; reference is made in each instance to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may by inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

     The Company is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this Prospectus.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     Bcf. One billion cubic feet.

     Bcfe. One billion cubic feet of natural gas equivalent. In reference to natural gas, natural gas equivalents are determined using the ratio of 6 Mcf of natural gas to 1 Bbl of oil, condensate or natural gas liquids.

     Completion. The installation of permanent equipment for the production of natural gas or oil.

     Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of natural gas or an oil reservoir to the depth of a stratigraphic horizon known to be productive.

     Drilling Costs. The costs associated with drilling and completing a well (exclusive of seismic and land acquisition costs for that well and future development costs associated with proved undeveloped reserves added by the well) divided by total proved reserve additions.

     Dry Well. A well found to be incapable of producing either natural gas or oil in sufficient quantities to justify completion of natural gas or an oil well.

     Exploratory Well. A well drilled to find and produce natural gas or oil in an unproved area, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir, or to extend a known reservoir.

     Finding and Development Costs. Capital costs incurred in the acquisition, exploration and development of proved natural gas and oil reserves divided by proved reserve additions.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which the Company has a working interest.

     Mbbl. One thousand barrels of oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet of natural gas.

     Mcfe. One thousand cubic feet of natural gas equivalent.

     MMBbl. One million barrels of oil or other liquid hydrocarbons.

     MMBtu. One million Btu, or British Thermal Units. One British Thermal Unit is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     MMcf. One million cubic feet of natural gas.

     MMcfe. One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

     Net Production. Production that is owned by the Company less royalties and production due others.

     Oil. Crude oil or condensate.

     Operator. The individual or company responsible for the exploration, development, and production of natural gas or an oil well or lease.

     Present Value of Future Net Revenues or PV-10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     Spud. Start drilling a new well (or restart).

     Success Rate. The number of wells on which production casing has been run for a completion attempt as a percentage of the number of wells drilled.

     2-D Seismic. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

     3-D Seismic. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

     Working Interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                          BRIGHAM EXPLORATION COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1996, and 1995.........................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1997, 1996, and 1995.............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996, and 1995.........................   F-6
Notes to the December 31, 1997 Consolidated Financial
  Statements................................................   F-7
Condensed Consolidated Balance Sheets as of December 31,
  1997 and March 31, 1998...................................  F-20
Condensed Consolidated Statements of Operations for the
  Three Months Ended March 31, 1997 and 1998................  F-21
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1997 and 1998................  F-22
Notes to the March 31, 1998 Condensed Consolidated Financial
  Statements................................................  F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Brigham Exploration Company


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brigham Exploration Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Houston, Texas
March 6, 1998

                          BRIGHAM EXPLORATION COMPANY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
Current assets:
  Cash and cash equivalents.................................  $ 1,701   $ 1,447
  Accounts receivable.......................................    4,909     2,696
  Prepaid expenses..........................................      280       152
                                                              -------   -------
          Total current assets..............................    6,890     4,295
                                                              -------   -------
Natural gas and oil properties, at cost, net................   84,176    28,005
Other property and equipment, at cost, net..................    1,239       532
Drilling advances paid......................................       78       419
Other noncurrent assets.....................................       18       363
                                                              -------   -------
                                                              $92,401   $33,614
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $11,892   $ 2,937
  Accrued drilling costs....................................    2,406       915
  Participant advances received.............................      489     1,137
  Other current liabilities.................................      726       628
                                                              -------   -------
          Total current liabilities.........................   15,513     5,617
                                                              -------   -------
Notes payable...............................................   32,000     8,000
Subordinated notes payable -- related party.................       --    16,000
Other noncurrent liabilities................................      507       753
Deferred income tax liability...............................    1,228        --
Stockholders' equity:
  Predecessor capital.......................................       --     3,244
  Preferred stock, $.01 par value, 10 million shares
     authorized, none issued and outstanding................       --        --
  Common stock, $.01 par value, 30 million shares
     authorized, 12,253,574 issued and outstanding..........      123        --
  Additional paid-in capital................................   44,344        --
  Unearned stock compensation...............................   (1,340)       --
  Retained earnings.........................................       26        --
                                                              -------   -------
          Total stockholders' equity........................   43,153     3,244
                                                              -------   -------
                                                              $92,401   $33,614
                                                              =======   =======

  The Company uses the full cost method to account for its natural gas and oil properties.

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1996      1995
                                                              -------   -------   -------
Revenues:
  Natural gas and oil sales.................................  $ 9,184   $ 6,141   $ 3,578
  Workstation revenue.......................................      637       627       635
                                                              -------   -------   -------
                                                                9,821     6,768     4,213
                                                              -------   -------   -------
Costs and expenses:
  Lease operating...........................................    1,151       726       761
  Production taxes..........................................      549       362       165
  General and administrative................................    3,570     2,199     1,897
  Depletion of natural gas and oil properties...............    2,732     2,323     1,626
  Depreciation and amortization.............................      306       487       533
  Amortization of stock compensation........................      276        --        --
                                                              -------   -------   -------
                                                                8,584     6,097     4,982
                                                              -------   -------   -------
     Operating income (loss)................................    1,237       671      (769)
                                                              -------   -------   -------
Other income (expense):
  Interest income...........................................      145        52       128
  Interest expense..........................................   (1,017)     (373)     (187)
  Interest expense -- related party.........................     (173)     (800)     (749)
                                                              -------   -------   -------
                                                               (1,045)   (1,121)     (808)
                                                              -------   -------   -------
Net income (loss) before income taxes.......................      192      (450)   (1,577)
Income tax expense..........................................   (1,228)       --        --
                                                              -------   -------   -------
  Net loss..................................................  $(1,036)  $  (450)  $(1,577)
                                                              =======   =======   =======
Net loss per share:
  Basic/Diluted.............................................  $ (0.09)  $ (0.05)  $ (0.18)
Common shares outstanding:
  Basic/Diluted.............................................   11,081     8,929     8,929

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                              COMMON STOCK        ADDITIONAL     UNEARNED
                          ---------------------    PAID-IN        STOCK       RETAINED   PREDECESSOR
                            SHARES      AMOUNTS    CAPITAL     COMPENSATION   EARNINGS     CAPITAL       TOTAL
                          -----------   -------   ----------   ------------   --------   ------------   -------
Balance,
  December 31, 1994.....           --    $ --      $    --       $    --        $--        $ 5,271      $ 5,271
  Net loss..............           --      --           --            --         --         (1,577)      (1,577)
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1995.....           --      --           --            --         --          3,694        3,694
  Net loss..............           --      --           --            --         --           (450)        (450)
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1996.....           --      --           --            --         --          3,244        3,244
Consummation of the
  Exchange..............    8,928,574      90       19,580            --         --         (3,244)      16,426
Issuance of stock
  options...............           --      --        1,932        (1,932)        --             --           --
Issuance of common
  stock.................    3,325,000      33       23,894            --         --             --       23,927
Net loss for period
  ended February 27,
  1997..................           --      --       (4,869)           --         --             --       (4,869)
Net income for period
  from February 27, 1997
  to Dec. 31, 1997......           --      --        3,807            --         26             --        3,833
  (Note 1) Amortization
     of unearned stock
     compensation.......           --      --           --           592         --             --          592
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1997.....   12,253,574    $123      $44,344       $(1,340)       $26        $    --      $43,153
                          ===========    ====      =======       =======        ===        =======      =======

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $ (1,036)  $   (450)  $ (1,577)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
     Depletion of natural gas and oil properties............     2,732      2,323      1,626
     Depreciation and amortization..........................       306        487        533
     Amortization of stock compensation.....................       276         --         --
     Changes in working capital and other items:
       (Increase) decrease in accounts receivable...........    (2,213)    (1,440)       413
       (Increase) decrease in prepaid expenses..............      (128)        25       (107)
       Increase in accounts payable.........................     8,955      1,619        128
       Increase (decrease) in participant advances
          received..........................................      (648)       804         92
       Increase in other current liabilities................        50         60        151
       Increase in deferred interest payable -- related
          party.............................................        53        320        113
       Increase in deferred income tax liability............     1,228         --         --
       Other noncurrent assets..............................       281       (224)       (26)
       Other noncurrent liabilities.........................       (50)       186         37
                                                              --------   --------   --------
          Net cash provided by operating activities.........     9,806      3,710      1,383
                                                              --------   --------   --------
Cash flows from investing activities:
  Additions to natural gas and oil properties...............   (57,170)   (13,612)    (7,935)
  Proceeds from the sale of natural gas and oil
     properties.............................................        74      2,149         --
  Additions to other property and equipment.................      (545)       (41)       (51)
  (Increase) decrease in drilling advances paid.............       341       (292)       (19)
                                                              --------   --------   --------
          Net cash used by investing activities.............   (57,300)   (11,796)    (8,005)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................    23,927         --         --
  Proceeds from issuance of subordinated notes payable......        --         --     16,000
  Increase in notes payable.................................    37,250      8,000      2,560
  Repayment of notes payable................................   (13,250)        --    (10,510)
  Principal payments on capital lease obligations...........      (179)      (269)      (326)
                                                              --------   --------   --------
          Net cash provided by financing activities.........    47,748      7,731      7,724
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........       254       (355)     1,102
Cash and cash equivalents, beginning of year................     1,447      1,802        700
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  1,701   $  1,447   $  1,802
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  1,679   $    762   $    654
                                                              ========   ========   ========
Supplemental disclosure of noncash investing and financing
  activities:
  Capital lease asset additions.............................  $    403   $    101   $    208
                                                              ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

     Brigham Exploration Company is a Delaware corporation formed on February 25, 1997 for the purpose of exchanging its common stock for the common stock of Brigham, Inc. and the partnership interests of Brigham Oil & Gas, L.P. (the "Partnership"). Hereinafter, Brigham Exploration Company and the Partnership are collectively referred to as "the Company." Brigham, Inc. is a Nevada corporation whose only asset is its ownership interest in the Partnership. The Partnership was formed in May 1992 to explore and develop onshore domestic natural gas and oil properties using 3-D seismic imaging and other advanced technologies. Since its inception, the Partnership has focused its exploration and development of natural gas and oil properties primarily in the Permian and Hardeman Basins of West Texas, the Anadarko Basin and the onshore Gulf Coast.

     Pursuant to an exchange agreement dated February 26, 1997 (the "Exchange Agreement") and upon the initial filing on February 27, 1997 of a registration statement with the Securities and Exchange Commission for the public offering of common stock (the "Offering"), the shareholders of Brigham, Inc. transferred all of the outstanding stock of Brigham, Inc. to the Company in exchange for 3,859,821 shares of common stock of the Company. Pursuant to the Exchange Agreement, the Partnership's other general partner and the limited partners also transferred all of their partnership interests to the Company in exchange for 3,314,286 shares of common stock of the Company. Furthermore, the holders of the Partnership's subordinated convertible notes transferred these notes to the Company in exchange for 1,754,464 shares of common stock. These transactions are referred to as "the Exchange." In completing the Exchange, the Company issued 8,928,571 shares of common stock to the stockholders of Brigham, Inc., the partners of the Partnership and the holder of the Partnership's subordinated notes payable. As a result of the Exchange, the Company now owns all the partnership interests in the Partnership. In May 1997, the Company sold 3,325,000 shares of its common stock in the Offering at a price of $8.00 per share. With a portion of the proceeds from the Offering, the Company repaid the $13.3 million in outstanding borrowings under the existing revolving credit facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     The Exchange has been reflected in the consolidated financial statements of the Company as a reorganization.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, and its proportionate share of assets, liabilities and income and expenses of the limited partnerships in which the Company, or any of its subsidiaries has a participating interest. All significant intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

     The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

                          BRIGHAM EXPLORATION COMPANY

  Property and Equipment

     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain payroll and other internal costs, incurred for the purpose of finding natural gas and oil reserves are capitalized. Costs associated with production and general corporate activities are expensed in the period incurred.

     The capitalized costs of the Company's natural gas and oil properties plus future development, dismantlement, restoration and abandonment costs (the "Amortizable Base"), net of estimated of salvage values, are amortized using the unit-of-production method based upon estimates of total proved reserve quantities. The Company's capitalized costs of its natural gas and oil properties, net of accumulated amortization, are limited to the total of estimated future net cash flows from proved natural gas and oil reserves, discounted at ten percent, plus the cost of unevaluated properties. There are many factors, including global events, that may influence the production, processing, marketing and valuation of natural gas and oil. A reduction in the valuation of natural gas and oil properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

     All costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the Amortizable Base. Upon the interpretation by the Company of the 3-D seismic data associated with unproved properties, the geological and geophysical costs related to acreage that is not specifically identified as prospective are added to the Amortizable Base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are added to the Amortizable Base when the prospects are drilled. Costs of prospective acreage are reviewed annually for impairment on a property-by-property basis.

     Other property and equipment, which primarily consists of 3-D seismic interpretation workstations, are depreciated on a straight-line basis over the estimated useful lives of the assets after considering salvage value. Estimated useful lives are as follows:

Furniture and fixtures......................................  10 years
Machinery and equipment.....................................   5 years
3-D seismic interpretation workstations and software........   3 years

     Betterments and major improvements that extend the useful lives are capitalized, while expenditures for repairs and maintenance of a minor nature are expensed as incurred.

  Revenue Recognition

     The Company recognizes natural gas and oil sales from its interests in producing wells under the sales method of accounting. Under the sales method, the Company recognizes revenues based on the amount of natural gas or oil sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interest in the properties. Gas balancing obligations as of December 31, 1995, 1996 and 1997 were not significant. Net realized gains or losses arising from the Company's crude oil price swaps (see Note 10) are recognized in the period incurred as a component of natural gas and oil sales.

     Industry participants in the Company's seismic programs are charged on an hourly basis for the work performed by the Company on its 3-D seismic interpretation workstations. The Company recognizes workstation revenue as service is provided.

                          BRIGHAM EXPLORATION COMPANY

  Federal and State Income Taxes

     Prior to the consummation of the Exchange, there was no income tax provision included in the financial statements as the Partnership was not a taxpaying entity. Income and losses were passed through to its partners on the basis of the allocation provisions established by the partnership agreement. Upon consummation of the Exchange, the Partnership became subject to federal income taxes through its ownership by the Company.

     In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at the Exchange date, February 27, 1997, given the provisions of enacted tax laws. Subsequent to this date, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million deferred income tax charge for the year ended December 31, 1997.

  Earnings Per Share

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share ("EPS") and requires restatement of all prior-period EPS information.

  Recent Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which will become effective for the Company in 1998. SFAS No. 130 will require companies to present certain items as separate components of stockholders' equity. Management does not believe that the effect of implementing this standard will materially impact the Company's financial statements.

3. ACQUISITION

     On November 12, 1997, the Company acquired a 50% interest in certain producing properties in Grady County, Oklahoma (the "Acquisition"). These properties were formerly owned by Mobil and were acquired by Ward Petroleum. The acquisition has been accounted for as a purchase and the results of operations of the properties acquired are included in the Company's results of operations effective September 1, 1997. The purchase price of $13.4 million was financed primarily through the Company's existing revolving credit facility and was based on the Company's determination of the fair value of the assets acquired.

  Pro Forma Information

     The following unaudited pro forma statement of operations information has been prepared to give effect to the Acquisition as if the transaction had occurred at the beginning of 1996 and 1997. The historical results of operations have been adjusted to reflect (i) the difference between the acquired properties' historical depletion and such expense calculated based on the value allocated to the acquired assets, (ii) the increase in interest expense associated with the debt issued in the transaction, and (iii) the increase in federal income taxes related to historical net income attributable to the properties acquired. The pro forma amounts do not

                          BRIGHAM EXPLORATION COMPANY
purport to be indicative of the results of operations that would have been reported had the Acquisition occurred as of the dates indicated, or that may be reported in the future (in thousands).

                                                                 PRO FORMA
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              -------   ------
Revenues....................................................  $11,194   $8,516
Costs and expenses:
  Lease operating and production taxes......................    1,864    1,300
  General and administrative................................    3,570    2,199
  Depletion of natural gas and oil properties...............    3,307    2,791
  Depreciation and amortization.............................      582      487
  Interest expense, net.....................................    2,235    2,355
                                                              -------   ------
  Total costs and expenses..................................   11,558    9,132
                                                              -------   ------
Net loss before income taxes................................     (364)    (616)
  Income tax expense........................................    1,039       --
                                                              -------   ------
Net loss....................................................  $(1,403)  $ (616)
                                                              =======   ======
Net loss per share:
  Basic/Diluted.............................................  $ (0.13)  $(0.07)
                                                              =======   ======
Common shares outstanding:
  Basic/Diluted.............................................   11,081    8,929
                                                              =======   ======

4. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, are summarized as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
Natural gas and oil properties..............................  $96,458   $37,555
Accumulated depletion.......................................  (12,282)   (9,550)
                                                              -------   -------
                                                               84,176    28,005
                                                              -------   -------
Other property and equipment:
  3-D seismic interpretation workstations and software......    1,693     1,456
  Office furniture and equipment............................    1,095       384
  Accumulated depreciation..................................   (1,549)   (1,308)
                                                              -------   -------
                                                                1,239       532
                                                              -------   -------
                                                              $85,415   $28,537
                                                              =======   =======

     The Company sold its interest in certain producing properties for $2.1 million and $74,000 during 1996 and 1997, respectively. No gain or loss was recognized on these transaction because the Company applies the full cost method of accounting for its investment in natural gas and oil properties.

     The Company capitalizes certain payroll and other internal costs directly attributable to acquisition, exploration and development activities as part of its investment in natural gas and oil properties over the periods benefited by these activities. During the years ended December 31, 1995, 1996 and 1997, certain payroll and other internal costs incurred of $1,640,196, $1,826,013 and $3,330,518, respectively, were capitalized.

                          BRIGHAM EXPLORATION COMPANY

5. NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE

     In April 1996, the Company entered into a revolving credit facility with Bank One, Texas, NA (the "Bank One Facility") which provided for borrowings up to $25 million. On November 10, 1997, the Bank One Facility was amended and the amount available under the agreement was increased to $75 million. The Company's borrowings under the Bank One Facility were limited to a borrowing base determined periodically by the lender. This determination was based upon the Company's proved net gas and oil properties.

     The amounts outstanding under the revolving credit facility, excluding a $5.4 million special advance made November 12, 1997, bore interest, at the borrower's option, at the Base Rate or (i) LIBOR plus 1.75% if the principal outstanding is less than or equal to 50% of the borrowing base, (ii) LIBOR plus 2.0% if the principal outstanding is less than or equal to 75% but more than 50% of the borrowing base, and (iii) LIBOR plus 2.25% if the principal outstanding is greater than 75% of the borrowing base. The Base Rate is the fluctuating rate of interest per annum established from time to time by the lender. Interest accrued on the $5.4 million special advance at 11.50% per annum. The Company also paid a quarterly commitment fee of 0.5% per annum for the unused portion of the borrowing base.

     In January 1998, the Company entered into a reserve-based revolving credit facility with the Bank of Montreal (the "Bank of Montreal Facility"). The Bank of Montreal Facility provides for borrowings up to $75 million until January 31, 1999, at which time the borrowing available will be redetermined by the Bank of Montreal based on the Company's proved reserve value at that time. The Company may elect, at its option, to have the borrowing availability redetermined based on the Company's proved reserve value at any time prior to January 31, 1999. Amounts outstanding under the Bank of Montreal Facility bear interest at either the lender's Base Rate or LIBOR plus 2.25%, at the Company's option. The Company's obligations under the Bank of Montreal Facility are secured by substantially all of the natural gas and oil properties of the Company. A portion of the funds available under the Bank of Montreal Facility were used to repay in full the Bank One Facility.

     The subordinated notes payable bore interest at 5% per annum and were due in 2002. The notes were convertible into a 20% interest in the Company at any time prior to maturity and were unsecured. Interest payments of 3% were due semi-annually and the remaining 2% was deferred until maturity. Pursuant to the Exchange (see Note 1), the holders of these notes exchanged the notes and related deferred interest for shares of the Company's common stock.

6. CAPITAL LEASE OBLIGATIONS

     Property under capital leases consists of the following (in thousands):

                                                              DECEMBER 31,
                                                              -------------
                                                              1997    1996
                                                              -----   -----
3-D seismic interpretation workstations and software........  $ 497   $ 525
Office furniture and equipment..............................    204      17
                                                              -----   -----
                                                                701     542
Accumulated depreciation and amortization...................   (241)   (305)
                                                              -----   -----
                                                              $ 460   $ 237
                                                              =====   =====

                          BRIGHAM EXPLORATION COMPANY

     The obligations under capital leases are at fixed interest rates ranging from 9% to 17% and are collateralized by property, plant and equipment. The future minimum lease payments under the capital leases and the present value of the net minimum lease payments at December 31, 1997 are as follows (in thousands):

1998........................................................   $ 261
1999........................................................     185
2000........................................................      99
2001........................................................      40
2002........................................................      24
                                                               -----
Total minimum lease payments................................     609
  Estimated executory costs included in capital leases......     (73)
                                                               -----
Net minimum lease payments..................................     536
  Amounts representing interest.............................     (81)
                                                               -----
Present value of net minimum lease payments.................     455
Less: current portion.......................................    (181)
                                                               -----
Noncurrent portion..........................................   $ 274
                                                               =====

7. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Current income taxes:
  Federal...................................................     $   --
  State.....................................................         --
Deferred income taxes:
  Federal...................................................      1,228
  State.....................................................         --
                                                                 ------
                                                                 $1,228
                                                                 ======

     The difference in income taxes provided and the amounts determined by applying the federal statutory tax rate to income before income taxes result from the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Tax at statutory rate.......................................     $   65
Add (deduct) the effect of:
  January and February income, not taxable..................        (44)
  Nondeductible expenses....................................         14
  Tax effect of Exchange....................................      1,193
                                                                 ------
                                                                 $1,228
                                                                 ======

                          BRIGHAM EXPLORATION COMPANY

     The components of deferred income tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 31,
                                                                   1997
                                                               ------------
Deferred tax assets:
  Net operating loss carryforwards..........................     $ 5,563
  Amortization of stock compensation........................          94
  Other.....................................................           3
                                                                 -------
                                                                   5,660
Deferred tax liability:
  Depreciable and depletable property.......................      (6,888)
                                                                 -------
                                                                 $(1,228)
                                                                 =======

     The Company has regular and alternative minimum tax net operating loss carryforwards of approximately $16,361 million and $8,441 million, respectively, each including separate return limitation year carryovers of approximately $1,352 million, which expire by December 31, 2012.

8. EARNINGS PER SHARE

     Earnings per share have been calculated in accordance with the provisions of SFAS No. 128. The implementation of the standard has resulted in the presentation of a basic EPS calculation in the consolidated financial statements as well as a diluted EPS calculation. Basic EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares and common share equivalents outstanding (if dilutive), during each period. The number of common share equivalents outstanding is computed using the treasury stock method.

     Historical earnings per common share for 1996 and 1995 is based on shares issued upon consummation of the Exchange, assuming such shares has been outstanding for all periods presented. Earnings per share for 1997 is presented giving effect to the shares issued pursuant to the Exchange as well as shares issued in the initial public offering.

     At December 31, 1997, options to purchase 644,097 shares of common stock were outstanding but were not included in the computation of diluted earnings per share due to the anti-dilutive effect they would have on EPS if converted.

     In January 1998, the Company granted 309,247 stock options under the 1997 incentive plan (the "1997 Incentive Plan") with an exercise price of $12.88.

9. COMMITMENTS AND CONTINGENCIES

     The Company is, from time to time, party to certain lawsuits and claims arising in the ordinary course of business. While the outcome of lawsuits and claims cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial condition, results of operations or cash flows of the Company.

                          BRIGHAM EXPLORATION COMPANY

     The Company leases office equipment and space under operating leases expiring at various dates through 2007. The future minimum annual rental payments under the noncancelable terms of these leases at December 31, 1997, are as follows (in thousands):

1998................................................  $  765
1999................................................     763
2000................................................     684
2001................................................     684
2002................................................     342
                                                      ------
                                                      $3,238
                                                      ======

     Rental expense for the years ended December 31, 1995, 1996 and 1997 was $239,715, $253,112 and $606,173, respectively.

     Since the Company's major products are commodities, significant changes in the prices of natural gas and oil could have a significant impact on the Company's results of operations for any particular year.

     As of December 31, 1997, there were no known environmental or other regulatory matters related to the Company's operations which are reasonably expected to result in a material liability to the Company. Compliance with environmental laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's capital expenditures, earnings or competitive position.

     During 1997, approximately 14% and 12% of the Company's natural gas and oil production was sold to two separate customers. During 1996, approximately 16%, 12% and 10% of the Company's natural gas and oil production was sold to three separate customers. During 1995, approximately 14%, 11%, 10% and 10% of the Company's natural gas and oil production was sold to four separate customers. However, due to the availability of other markets, the Company does not believe that the loss of any one of these individual customers would adversely affect the Company's result of operations.

10. FINANCIAL INSTRUMENTS

     The Company periodically enters into commodity price swap agreements which require payments to (or receipts from) counterparties based on the differential between a fixed price and a variable price for a fixed quantity of natural gas or crude oil without the exchange of the underlying volumes. The notional amounts of these derivative financial instruments are based on planned production from existing wells. The Company uses these derivative financial instruments to manage market risks resulting from fluctuations in commodity prices. Commodity price swaps are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by the Company are not leveraged and are held for purposes other than trading.

     At December 31, 1996, the Company was a party to crude oil swap based on an average notional volume of 7,550 barrels of crude oil per month and a fixed price of $22.70 per barrel. The contract expired in May 1997. The fair market value of the crude oil price swap at December 31, 1996, based on the market price of crude oil in December 1996, was $41,902. The Company was not a party to any swap agreements at December 31, 1997.

     In February 1998, the Company entered into a hedging contract whereby natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Total natural gas subject to this hedging contract is 2,750,000 MMBtu in 1998 and 3,040,000 MMBtu in 1999.

     The Company's non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of cash and cash equivalents, accounts

                          BRIGHAM EXPLORATION COMPANY
receivable and accounts payable approximate fair value because of their immediate or short maturities. The carrying value of the Company's revolving credit facility (see Note 5) approximates its fair market value since it bears interest at floating market interest rates. At December 31, 1996, the carrying amount of the Company's subordinated notes payable exceeded the fair market value by $1.9 million, based on current rates offered to the Company for debt of the same remaining maturity.

     The Company's accounts receivable relate to natural gas and oil sales to various industry companies, amounts due from industry participants for expenditures made by the Company on their behalf and workstation revenues. Credit terms, typical of industry standards, are of a short-term nature and the Company does not require collateral. The Company's accounts receivable at December 31, 1997 do not represent significant credit risks as they are dispersed across many counterparties. Counterparties to the crude oil price swaps are investment grade financial institutions.

11. EMPLOYEE BENEFIT PLANS

  Retirement Savings Plan

     During 1996 the Company adopted a defined contribution 401(k) plan for substantially all of its employees. Eligible employees may contribute up to 15% of their compensation to this plan. The 401(k) plan provides that the Company may, at its discretion, match employee contributions. The Company did not match employee contributions in 1997 or 1996.

  Stock Compensation

     In 1994 three employees were granted restricted interests in the Company which vest in increments through July 1999. At the date of grant, the value of these interests was immaterial. On February 26, 1997, in connection with the Exchange (see Note 1), the three employees transferred these company interests to the Company in exchange for 156,250 shares of restricted common stock of the Company. The terms of the restricted stock and the restricted company interests are substantially the same. The shares vest over a three-year period ending in 1999. No compensation expense will result from this exchange.

     The Company adopted an incentive plan, effective upon completion of the Exchange (see Note 1), which provides for the issuance of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. The objective of this plan is to reward key employees whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,170 shares of the Company's common stock was reserved for issuance pursuant to this plan. The Compensation Committee of the Board of Directors will determine the type of awards made to each participant and the terms, conditions and limitations applicable to each award.

     The Company granted 644,097 stock options as of March 4, 1997. These options were granted under the 1997 Incentive Plan established as part of the Exchange (Note 1). These options have contractual lives of 7.3 years and have an exercise price of $5.00 compared to the public offering price of $8.00. This grant resulted in noncash compensation expense which is recognized over the appropriate vesting period. None of these options were exercisable at December 31, 1997.

     As provided under SFAS 123, the Company estimates that the fair value of these options on their grant date, using the Black-Scholes Option Pricing Model, was $3.4 million ($5.32 per option). This valuation was determined using the following assumptions: risk free interest rate of 6.24%; volatility factor of the expected market prices of the Company's common stock of 38%; no expected dividends; and weighted average option lives of 7.3 years. If this valuation method were elected for accounting purposes, the estimated fair value of $3.4 million would be amortized over the appropriate vesting periods of the options through 2003, resulting in a pro forma net loss for the year ended December 31, 1997 of $1.3 million, or $0.11 per common share.

                          BRIGHAM EXPLORATION COMPANY

12. RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1995, 1996 and 1997, the Company paid approximately $382,000, $596,000 and $837,000 respectively, in fees for land acquisition services performed by a company owned by a brother of the Company's President and Chief Executive Officer. Other participants in the Company's 3-D seismic projects reimbursed the Company for a portion of these amounts.

     The Company also participated in various industry projects with affiliates of the holder of the subordinated notes payable (see Note 5). During 1996 and 1997, the Company received approximately $123,000 and $50,000, respectively, for workstation and geoscientists' time spent interpreting 3-D seismic data and workstation use. In 1997, the Company paid approximately $214,000 for an interest in an exploration project sold by the affiliates. The Company billed the affiliates $197,000 in 1997 for their proportionate share of the costs related to this and other projects in which the affiliates participate. The Company also sold to an affiliate of the holders of the subordinated notes payable an interest in (i) a 3-D project for approximately $75,000 in 1995 and
(ii) two 3-D delineated potential drilling locations and 3-D seismic data for approximately $83,000 in 1996.

     In 1996 and 1997, the Company paid $110,000 and $18,000 for working interests in natural gas and oil properties owned by affiliates of a member of the Company's board of directors/management committee. The Company billed the affiliates $13,000 and $68,000 in 1995 and 1996, respectively, for their proportionate share of the costs related to this project.

     A limited partner and member of the Company's management committee served as a consultant to the Company on various aspects of the Company's business and strategic issues. Fees paid for these services by the Company were $72,000, $79,200 and $86,580 for the twelve month periods ended December 31, 1995, 1996 and 1997, respectively. Additional disbursements totaling approximately $13,000 were made during 1997 for the reimbursement of certain expenses.

13. NATURAL GAS AND OIL EXPLORATION AND PRODUCTION ACTIVITIES

     The tables presented below provide supplemental information about natural gas and oil exploration and production activities as defined by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities."

  Results of Operations for Natural Gas and Oil Producing Activities (in thousands)

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1997     1996     1995
                                                             ------   ------   ------
Natural gas and oil sales..................................  $9,184   $6,141   $3,578
Costs and expenses:
  Lease operating..........................................   1,151      726      761
  Production taxes.........................................     549      362      165
  Depletion of natural gas and oil properties..............   2,732    2,323    1,626
  Income taxes.............................................   1,322       --       --
                                                             ------   ------   ------
Total costs and expenses...................................   5,754    3,411    2,552
                                                             ------   ------   ------
                                                             $3,430   $2,730   $1,026
                                                             ======   ======   ======
Depletion per physical unit of production (equivalent Mcf
  of gas)..................................................  $ 0.87   $ 1.13   $ 1.22
                                                             ======   ======   ======

     Natural gas and oil sales reflect the market prices of net production sold or transferred, with appropriate adjustments for royalties, net profits interest and other contractual provisions. Lease operating expenses include lifting costs incurred to operate and maintain productive wells and related equipment, including such costs as operating labor, repairs and maintenance, materials, supplies and fuel consumed. Production taxes

                          BRIGHAM EXPLORATION COMPANY
include production and severance taxes. No provision was made for income taxes for 1995 and 1996 since these taxes are the responsibility of the partners (see
Note 2). Depletion of natural gas and oil properties relates to capitalized costs incurred in acquisition, exploration and development activities. Results of operations do not include interest expense and general corporate amounts.

  Costs Incurred and Capitalized Costs

     The costs incurred in natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                          ---------------------------
                                                           1997      1996      1995
                                                          -------   -------   -------
Costs incurred for the year:
  Exploration...........................................  $29,421   $10,527   $ 6,893
  Property acquisition..................................   26,922     6,195     1,885
  Development...........................................    2,953     1,328       713
  Proceeds from participants............................     (319)   (4,111)   (1,296)
                                                          -------   -------   -------
                                                          $58,977   $13,939   $ 8,195
                                                          =======   =======   =======

     Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive proceeds from participants subsequent to project initiation for an assignment of an interest in the project. These payments are represented by proceeds from participants.

     Capitalized costs related to natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1997      1996
                                                              --------   -------
Cost of natural gas and oil properties at year-end:
  Proved....................................................  $ 67,615   $30,487
  Unproved..................................................    28,843     7,068
                                                              --------   -------
  Total capitalized costs...................................    96,458    37,555
  Accumulated depletion.....................................   (12,282)   (9,550)
                                                              --------   -------
                                                              $ 84,176   $28,005
                                                              ========   =======

     Following is a summary of costs (in thousands) excluded from depletion at December 31, 1997, by year incurred. At this time, the Company is unable to predict either the timing of the inclusion of these costs and the related natural gas and oil reserves in its depletion computation or their potential future impact on depletion rates.

                                                 DECEMBER 31,
                                            -----------------------   PRIOR
                                             1997      1996    1995   YEARS     TOTAL
                                            -------   ------   ----   ------   -------
Property acquisition......................  $17,382   $2,515   $694   $1,852   $22,443
Exploration...............................    4,393    1,242    234      531     6,400
                                            -------   ------   ----   ------   -------
Total.....................................  $21,775   $3,757   $928   $2,383   $28,843
                                            =======   ======   ====   ======   =======

                          BRIGHAM EXPLORATION COMPANY

14. NATURAL GAS AND OIL RESERVES AND RELATED FINANCIAL DATA (UNAUDITED)

     Information with respect to the Company's natural gas and oil producing activities is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by the Company's independent petroleum consultants and internal petroleum reservoir engineer.

  Natural Gas and Oil Reserve Data

     The following tables present the Company's estimates of its proved natural gas and oil reserves. The Company emphasizes that reserve estimates are approximates and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced nor can there be assurance that the proved undeveloped reserves will be developed within the periods anticipated. A substantial portion of the reserve balances were estimated utilizing the volumetric method, as opposed to the production performance method.

                                                              NATURAL
                                                                GAS       OIL
                                                              (MMCF)    (MBBLS)
                                                              -------   -------
Proved reserves at December 31, 1994........................   3,579     1,022
  Revisions to previous estimates...........................  (1,600)     (214)
  Extensions, discoveries and other additions...............   2,555     1,055
  Sales of minerals-in-place................................      (6)      (14)
  Production................................................    (271)     (177)
                                                              ------     -----
Proved reserves at December 31, 1995........................   4,257     1,672
  Revisions to previous estimates...........................  (1,005)     (232)
  Extensions, discoveries and other additions...............   7,742       996
  Purchase of minerals-in-place.............................     260         3
  Sales of minerals-in-place................................    (299)     (272)
  Production................................................    (698)     (227)
                                                              ------     -----
Proved reserves at December 31, 1996........................  10,257     1,940
  Revisions of previous estimates...........................  (3,044)     (447)
  Extensions, discoveries and other additions...............  33,721       735
  Purchase of minerals-in-place.............................  13,718     1,244
  Sales of minerals-in-place................................     (40)       --
  Production................................................  (1,382)     (291)
                                                              ------     -----
Proved reserves at December 31, 1997........................  53,230     3,181
                                                              ======     =====
Proved developed reserves at December 31:
  1995......................................................   3,819     1,274
  1996......................................................   6,034     1,453
  1997......................................................  30,677     2,665

     Proved reserves are estimated quantities of crude natural gas and oil which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

                          BRIGHAM EXPLORATION COMPANY

  Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein

     The following table presents a standardized measure of discounted future net cash inflows (in thousands) relating to proved natural gas and oil reserves. Future cash flows were computed by applying year end prices of natural gas and oil relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual agreements in existence at year-end. Future production and development costs were computed by estimating those expenditures expected to occur in developing and producing the proved natural gas and oil reserves at the end of the year, based on year-end costs. Actual future cash inflows may vary considerably and the standardized measure does not necessarily represent the fair value of the Company's natural gas and oil reserves.

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------   --------   --------
Future cash inflows..................................  $165,156   $ 84,987   $ 38,333
Future development and production costs..............   (40,923)   (20,998)   (12,543)
Future income taxes..................................   (22,919)        --         --
                                                       --------   --------   --------
Future net cash inflows..............................  $101,314   $ 63,989   $ 25,790
                                                       ========   ========   ========
Future net cash inflow before income taxes,
  discounted at 10% per annum........................  $ 69,249   $ 44,506   $ 18,222
                                                       ========   ========   ========
Standardized measure of future net cash inflows
  discounted at 10% per annum........................  $ 64,274   $ 44,506   $ 18,222
                                                       ========   ========   ========

     The average natural gas and oil prices used to calculate the future net cash inflows at December 31, 1997 were $16.64 per barrel and $2.11 per Mcf, respectively. At December 31, 1997, the NYMEX price for natural gas was $2.26 per MMBtu and the NYMEX price for oil was $17.64 per barrel. From January 1, 1998 to March 24, 1997, the NYMEX price for natural gas ranged from $2.00 per MMBtu to $2.38 per MMBtu and the NYMEX price for oil ranged from $13.21 per barrel to $17.82 per barrel.

     Changes in the future net cash inflows discounted at 10% per annum follow:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                           1997      1996      1995
                                                         --------   -------   -------
Beginning of period....................................  $ 44,506   $18,222   $10,240
  Sales of natural gas and oil produced, net of
     production costs..................................    (7,484)   (5,053)   (2,652)
  Development costs incurred...........................     1,955       246       169
  Extensions and discoveries...........................    38,016    29,457    11,669
  Purchases of minerals-in-place.......................    16,965       384        --
  Sales of minerals-in-place...........................       (94)   (2,380)     (198)
  Net change of prices and production costs............   (20,466)    7,023     1,394
  Change in future development costs...................       319       303       419
  Changes in production rates and other................    (1,954)     (342)     (364)
  Revisions of quantity estimates......................    (6,964)   (5,176)   (3,479)
  Accretion of discount................................     4,450     1,822     1,024
  Change in income taxes...............................    (4,975)       --        --
                                                         --------   -------   -------
End of period..........................................  $ 64,274   $44,506   $18,222
                                                         ========   =======   =======

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1997          1998
                                                              ------------   -----------
                                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $ 1,701       $  1,800
  Accounts receivable.......................................      4,909          5,510
  Prepaid expenses..........................................        280            267
                                                                -------       --------
          Total current assets..............................      6,890          7,577
                                                                -------       --------
Natural gas and oil properties, at cost, net................     84,176         96,676
Other property and equipment, at cost, net..................      1,239          1,374
Drilling advances paid......................................         78             62
Deferred loan fees..........................................         --          1,805
Other noncurrent assets.....................................         18             14
                                                                -------       --------
                                                                $92,401       $107,508
                                                                =======       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $11,892       $  5,819
  Accrued drilling costs....................................      2,406          3,071
  Participant advances received.............................        489          3,110
  Other current liabilities.................................        726          1,374
                                                                -------       --------
          Total current liabilities.........................     15,513         13,374
                                                                -------       --------
Notes payable...............................................     32,000         50,000
Other noncurrent liabilities................................        507            478
Deferred income tax liability...............................      1,228            914
Stockholders' equity:
  Preferred stock, $.01 par value, 10 million shares
     authorized, none issued and outstanding................         --             --
  Common stock, $.01 par value, 30 million shares
     authorized, 12,253,574 issued and outstanding..........        123            123
  Additional paid-in capital................................     44,344         44,344
  Unearned stock compensation...............................     (1,340)        (1,136)
  Retained earnings (accumulated deficit)...................         26           (589)
                                                                -------       --------
          Total stockholders' equity........................     43,153         42,742
                                                                -------       --------
                                                                $92,401       $107,508
                                                                =======       ========

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               1997      1998
                                                              -------   ------
Revenues:
  Natural gas and oil sales.................................  $ 2,136   $3,143
  Workstation revenue.......................................      164      114
                                                              -------   ------
                                                                2,300    3,257
                                                              -------   ------
Costs and expenses:
  Lease operating...........................................      206      414
  Production taxes..........................................      127      188
  General and administrative................................      702    1,154
  Depletion of natural gas and oil properties...............      687    1,267
  Depreciation and amortization.............................      108       83
  Amortization of stock compensation                               29       95
                                                              -------   ------
                                                                1,859    3,201
                                                              -------   ------
     Operating income.......................................      441       56
                                                              -------   ------
Other income (expense):
  Interest income...........................................       18       37
  Interest expense..........................................     (216)  (1,022)
  Interest expense -- related party.........................     (174)      --
                                                              -------   ------
                                                                 (372)    (985)
                                                              -------   ------
Net income (loss) before income taxes.......................       69     (929)
Income tax (expense) benefit................................   (4,964)     314
                                                              -------   ------
  Net loss..................................................  $(4,895)  $ (615)
                                                              =======   ======
Net loss per share:
  Basic/Diluted.............................................  $ (0.55)  $(0.05)
Weighted average common shares outstanding:
  Basic/Diluted.............................................    8,929   12,254

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 THREE          THREE
                                                              MONTHS ENDED   MONTHS ENDED
                                                               MARCH 31,      MARCH 31,
                                                                  1997           1998
                                                              ------------   ------------
Cash flows from operating activities:
  Net loss..................................................    $(4,895)       $   (615)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
     Depletion of natural gas and oil properties............        687           1,267
     Depreciation and amortization..........................        108              83
     Amortization of stock compensation.....................         29              95
     Amortization of deferred loan fees.....................         --             106
     Changes in deferred income tax liability...............      4,964            (314)
     Changes in working capital and other items.............      3,331          (3,418)
                                                                -------        --------
          Net cash provided (used) by operating
            activities......................................      4,224          (2,796)
                                                                -------        --------
Cash flows from investing activities:
  Additions to natural gas and oil properties...............     (6,830)        (12,993)
  Additions to other property and equipment.................        (33)           (159)
  (Increase) decrease in drilling advances paid.............       (321)             16
  Increase in exploration advances paid.....................       (117)             --
                                                                -------        --------
       Net cash used by investing activities................     (7,301)        (13,136)
                                                                -------        --------
Cash flows from financing activities:
  Increase in notes payable.................................      2,850          52,800
  Repayment of notes payable................................         --         (34,800)
  Principal payments on capital lease obligations...........        (56)            (58)
  Deferred loan fees........................................         --          (1,911)
                                                                -------        --------
       Net cash provided by financing activities............      2,794          16,031
                                                                -------        --------
Net (decrease) increase in cash and cash equivalents........       (283)             99
Cash and cash equivalents, beginning of period..............      1,447           1,701
                                                                -------        --------
Cash and cash equivalents, end of period....................    $ 1,164        $  1,800
                                                                =======        ========

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION AND NATURE OF OPERATIONS

     Brigham Exploration Company (the "Company") is a Delaware corporation formed on February 25, 1997 for the purpose of exchanging its common stock for the common stock of Brigham, Inc. and the partnership interests of Brigham Oil & Gas, L.P. (the "Partnership"). Brigham, Inc. is a Texas corporation whose only asset is its ownership interest in the Partnership. The Partnership was formed in May 1992 to explore and develop onshore domestic natural gas and oil properties using 3-D seismic imaging and other advanced technologies. Since its inception, the Partnership has focused its exploration and development of natural gas and oil properties in West Texas, the Anadarko Basin and the onshore Gulf Coast.

     Pursuant to an exchange agreement dated February 26, 1997 (the "Exchange Agreement") and upon the initial filing on February 27, 1997 of a registration statement with the Securities and Exchange Commission for the public offering of common stock (the "Offering"), the shareholders of Brigham, Inc. transferred all of the outstanding stock of Brigham, Inc. to the Company in exchange for 3,859,821 shares of common stock of the Company. Pursuant to the Exchange Agreement, the Partnership's other general partner and the limited partners also transferred all of their partnership interests to the Company in exchange for 3,314,286 shares of common stock of the Company. Furthermore, the holders of the Partnership's subordinated convertible notes transferred these notes to the Company in exchange for 1,754,464 shares of common stock. These transactions are referred to as the "Exchange." In completing the Exchange, the Company issued 8,928,571 shares of common stock to the stockholders of Brigham, Inc., the partners of the Partnership and the holder of the Partnership's subordinated notes payable. As a result of the Exchange, the Company now owns all the partnership interests in the Partnership.

     In May 1997, the Company sold 3,325,000 shares of its common stock in the Offering at a price of $8.00 per share. With a portion of the proceeds from the Offering, the Company repaid the then outstanding borrowings ($13.3 million) under the Company's revolving credit facility.

2. BASIS OF PRESENTATION

     The unaudited condensed consolidated balance sheets at December 31, 1997 and March 31, 1998 reflect the consolidated accounts of the Company. The unaudited condensed consolidated statements of operations and of cash flows for the three months ended March 31, 1997 and 1998 include the results of operations and of cash flows of the Partnership for the period from January 1, 1997 to February 27, 1997 and of the Company for the period from February 25, 1997, the date of its inception, to March 31, 1997 and for the three months ended March 31, 1998. As the Exchange was the conversion of a partnership to a corporation, the Exchange was accounted for by the Company as a reorganization.

     The accompanying condensed consolidated financial statements are unaudited, and in the opinion of management, reflect all adjustments that are necessary for a fair presentation of the financial position and results of operations for the periods presented. All such adjustments are of a normal and recurring nature. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year. The unaudited condensed consolidated financial statements should be read in conjunction with the Company's 1997 Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

3. NOTES PAYABLE

     In January 1998, the Company entered into a new reserve based revolving credit facility (the "Credit Facility"). The Credit Facility provides for borrowings up to $75 million, all of which is immediately available for borrowing to fund capital expenditures, until January 31, 1999, at which time the borrowing availability

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

will be redetermined by the lender based on the Company's proved reserve value at that time. The Company may elect, at its option, to have the borrowing availability redetermined based on the Company's proved reserve value at any time prior to January 31, 1999. Amounts outstanding under the Credit Facility bear interest at either the lender's Base Rate or LIBOR plus 2.25%, at the Company's option. The Company's obligations under the Credit Facility are secured by substantially all of the natural gas and oil properties of the Company. A portion of the funds borrowed under the Credit Facility were used to repay in full the debt outstanding under the Company's previous revolving credit facility.

     In connection with the origination of the Credit Facility, certain bank fees and other expenses totaling approximately $1.9 million were recorded as deferred costs and will be amortized over the life of the loan which matures January 26, 2001.

4. INCOME TAXES

     Prior to the consummation of the Exchange, the Partnership was not subject to federal income taxes. Income and losses were passed through to its partners on the basis of the allocation provisions established by the partnership agreement. Upon consummation of the Exchange, the Partnership's net income became subject to federal income taxes through its ownership by the Company. Also, in conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at the Exchange date, February 27, 1997, given the provisions of enacted tax laws. Subsequent to this date, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. As a result of this election, the Company recorded a $3.8 million deferred income tax benefit in the fourth quarter of 1997, which resulted in a net $1.2 million non-cash deferred income tax charge for the year ended December 31, 1997.

5. EARNINGS PER SHARE

     Earnings per share have been calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128. The implementation of this standard has resulted in the presentation of a basic EPS calculation in the consolidated financial statements as well as a diluted EPS calculation. Basic EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares and common share equivalents outstanding, if dilutive, during each period. The number of common share equivalents outstanding is computed using the treasury stock method.

     Historical earnings per share for the three months ended March 31, 1997 is based on shares of common stock issued upon consummation of the Exchange (Note
1). At March 31, 1997 and 1998, options to purchase 644,097 and 935,987, respectively, shares of common stock were outstanding but were not included in the computation of diluted EPS due to the anti-dilutive effect they would have on EPS if converted.

6. REPORTING COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." The new standard, which is effective for financial statements issued for periods ending after December 15, 1997, established standards for reporting, in addition to net income, comprehensive income and its components including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Upon adoption, the Company is also required to reclassify financial statements for earlier periods provided for

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

comparative purposes. The Company adopted this standard in the first quarter of 1998. There is no difference between the Company's net income as reported and comprehensive income.

7. SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which the Company adopted in the first quarter of 1998. The standard established requirements for reporting information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, operating segments are to be determined consistent with management's organization and evaluation of financial information internally for making operating decisions and assessing performance. The disclosure provisions of this standard are not applicable for interim periods in the year of adoption. The adoption of this new standard is not expected to have a material impact on the Company's consolidated balance sheet or statement of operations.

                                  May 26, 1998

Brigham Exploration Company
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730

Re:     Evaluation
       BRIGHAM EXPLORATION COMPANY
       Proved Reserves
       As of December 31, 1997

       Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting
       Corporate Reserves and Future Net Revenue

Gentlemen:

     As requested, we are submitting our estimated proven reserves and future net cash flows, as of December 31, 1997, attributable to the interest of Brigham Exploration Company in certain natural gas and oil properties. The evaluated properties are located in various counties in Kansas, New Mexico, Oklahoma and Texas. This report was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     Composite forecasts for the total proved, proved developed producing, proved developed non-producing and proved undeveloped estimates are presented by category in Tables I-P, I-PDP, I-PDNP and I-PUD, respectively. The proved reserves and economics for all three groups are summarized as follows:

                                         NET RESERVES             FUTURE NET CASH FLOW
                                    -----------------------   ----------------------------
                                       OIL          GAS                      PRESENT WORTH
CATEGORY                            (BARRELS)      (MCF)         TOTAL          AT 10%
--------                            ---------   -----------   ------------   -------------
Proved Developed:
  Producing......................   2,146,422    26,002,050   $ 67,895,820    $44,240,260
  Non-Producing..................     518,606     4,674,717     14,544,070      3,980,896
Proved Undeveloped...............     516,290    22,552,930     41,783,310     21,028,250
                                    ---------   -----------   ------------    -----------
     Total Proved................   3,181,318    53,229,700   $124,233,200    $69,249,406
                                    =========   ===========   ============    ===========

     Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its "present worth". The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

     The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

     Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

     Oil and gas prices being received at December 31, 1997 were utilized as furnished. Direct lease operating expenses are based on 1996 and 1997 historical data and do not include general and administrative overhead. Investments are capital costs for pumping unit installations, work-overs and drilling costs and were utilized as furnished. All economic factors were held constant in accordance with SEC guidelines.

     An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

     The reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.

     The proved reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. It should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. Additionally, the prices and costs may vary from those utilized which may increase or decrease both the volume and future net revenue.

     Ownership was accepted as furnished and has not been independently confirmed. We are independent registered professional engineers and geologists. We do not own an interest in the properties or Brigham Exploration Company and are not employed on a contingent basis. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

                                            Yours very truly,

                                            Cawley, Gillespie & Associates, Inc.

                                                    /s/ AARON CAWLEY

                                            ------------------------------------
                                                     Aaron Cawley, P.E.
                                                  Executive Vice President
AC:rkf

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Prospectus Summary........................  3
Disclosure Regarding Forward-Looking
  Statements..............................  12
Risk Factors..............................  12
The Company...............................  19
Use of Proceeds...........................  20
Price Range of Common Stock and Dividend
  Policy..................................  20
Capitalization............................  21
Selected Financial Data...................  22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  24
Business and Properties...................  32
Management................................  49
Certain Transactions......................  56
Principal and Selling Stockholders........  58
Description of Capital Stock..............  59
Shares Eligible for Future Sale...........  61
Underwriting..............................  62
Legal Matters.............................  63
Experts...................................  63
Available Information.....................  63
Glossary of Certain Oil and Gas Terms.....  64
Index to Financial Statements.............  F-1
Letter of Cawley, Gillespie & Associates,
  Inc.....................................  A-1


                             ---------------------

    UNTIL , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================


                                3,400,000 SHARES


                                  BRIGHAM LOGO

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                ----------------

                            BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED
                                            , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by Brigham Exploration Company (the "Registrant" or the "Company") in connection with the registration of the securities offered hereby, other than underwriting discounts and commissions, are as follows:


SEC Registration Fee........................................  $ 13,940
NASD Filing Fee.............................................     5,100
Nasdaq National Market Listing Fee..........................    17,500
Blue Sky Qualification Fees and Expenses....................     2,000
Accounting Fees and Expenses................................    35,000
Legal Fees and Expenses.....................................    50,000
Engineering Fees and Expenses...............................        --
Transfer Agent and Registrar Fees...........................     1,500
Printing and Engraving Expenses.............................    65,000
Miscellaneous...............................................   129,960
                                                              --------
          Total.............................................  $320,000
                                                              ========


---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

     Under Section 145 of the DGCL, the Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     In the case of an action by or in the right of the Registrant, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred in connection therewith.

     The Registrant also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred in that person's capacity as a director, officer, employee or agent of the corporation, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify against the liability.

     The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity. The Certificate of Incorporation and Bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant, individually or as a group, with the same scope and effect as the indemnification of directors and officers.


     The form of Indemnity Agreement contained in Exhibit 10.23 provides for the indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.


     The form of Underwriting Agreement contained in Exhibit 1 provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Company against certain liabilities (including certain liabilities under the Securities Act of 1933 (the "Securities Act")) in certain instances by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to all securities issued or sold by the Registrant since inception and not registered under the Securities Act.

     Unless otherwise specifically provided, each of the transactions described below was conducted in reliance upon the exemption from registration provided in
Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Furthermore, each of the certificates representing the Registrant's securities issued in connection with such transactions contains a restrictive legend, as appropriate, requiring each person acquiring such securities from the Registrant to furnish investment representations to the Registrant and stating that no underwriters participated in such transactions.

     The Registrant was formed on February 25, 1997. On February 26, 1997, the Company sold three shares of the Registrant's Common Stock to Ben M. Brigham, President of the Company. Pursuant to the terms of an Agreement and Plan of Reorganization dated February 26, 1997 (the "Exchange Agreement") the Company became the holding company for Brigham Oil & Gas, L.P., which conducts the Registrant's operations and was formed in May 1992 (the "Partnership"). Pursuant to the terms of the Exchange Agreement, the limited partners of the Partnership received 634,868 shares of the Registrant's common stock. In addition, the general partners or their stockholders received 6,539,239 shares of the Registrant's common stock for each share of common stock of the general partner owned by such stockholder. Each certificate issued in connection with such exchange contained an appropriate restrictive legend.

     In August 1995, the Registrant issued $16 million principal amount of its 5% convertible subordinated notes (the "Notes") to Resource Investment Management Company. Immediately after the consummation of the exchange described above, RIMCO converted the Notes into 1,759,464 shares of the Registrant's common stock. Each certificate issued in connection with that conversion contained an appropriate restrictive legend.

     The Registrant and its predecessor have granted options that remain outstanding to purchase an aggregate of 935,987 shares of Common Stock, subject to vesting, and issued 156,250 shares of restricted stock to officers and key employees.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1+              -- Form of Underwriting Agreement
         2.1             -- Exchange Agreement (filed as Exhibit 2.1 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
         3.1             -- Certificate of Incorporation (filed as Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
         3.2             -- Bylaws (filed as Exhibit 3.2 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
         4.1             -- Form of Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
         5+              -- Opinion of Thompson & Knight, A Professional Corporation
        10.1             -- Agreement of Limited Partnership of Venture Acquisitions,
                            L.P., dated September 23, 1994, by and between Quest
                            Resources, L.L.C. and RIMCO Energy, Inc. as general
                            partners, and RIMCO Production Company, Inc., RIMCO
                            Exploration Partners, L.P. I and RIMCO Exploration
                            Partners, L.P. II, as limited partners (filed as Exhibit
                            10.2 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.2             -- Regulations of Quest Resources, L.L.C. (filed as Exhibit
                            10.3 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.3             -- Management and Ownership Agreement, dated September 23,
                            1994, by and among Brigham Oil & Gas, L.P., Brigham
                            Exploration Company, General Atlantic Partners III, L.P.,
                            Harold D. Carter, Ben M. Brigham and GAP-Brigham
                            Partners, L.P. (filed as Exhibit 10.4 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.4*+           -- Consulting Agreement, dated May 1, 1997, by and between
                            Brigham Oil & Gas, L.P. and Harold D. Carter.
        10.5*            -- Employment Agreement, by and between Brigham Exploration
                            Company and Ben M. Brigham (filed as Exhibit 10.7 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.6*            -- Form of Confidentiality and Noncompete Agreement between the Registrant and each of its executive officers (filed
                            as Exhibit 10.8 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.7*            -- 1997 Incentive Plan of Brigham Exploration Company (filed as Exhibit 10.9 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.7.1*          -- Form of Option Agreement for certain executive officers
                            (filed as Exhibit 10.9.1 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.7.2*          -- Option Agreement dated as of March 4, 1997, by and
                            between Brigham Exploration Company and Jon L. Glass
                            (filed as Exhibit 10.9.2 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.8*            -- Incentive Bonus Plan dated as of February 28, 1997 of
                            Brigham, Inc. and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.10 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.9.1+          -- First Amendment to Two Bridge Point Lease Agreement dated
                            April 11, 1997 between Investors Life Insurance Company
                            of North America and Brigham Oil & Gas, L.P.
        10.9.2+          -- Second Amendment to Two Bridge Point Lease Agreement
                            dated October 13, 1997 between Investors Life Insurance
                            Company of North America and Brigham Oil & Gas, L.P.
        10.9.3+          -- Letter dated April 17, 1998 exercising Right of First
                            Refusal to Lease "3rd Option Space."
        10.9             -- Two Bridge Point Lease Agreement, dated September 30,
                            1996, by and between Investors Life Insurance Company of
                            North America and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.14 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.10            -- Anadarko Basin Seismic Operations Agreement, dated
                            February 15, 1996, by and between Brigham Oil & Gas, L.P.
                            and Veritas Geophysical, Ltd. (filed as Exhibit 10.15 to
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.10.1          -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement, dated June 10, 1996, between Brigham Oil &
                            Gas, L.P. and Veritas Geophysical, Ltd. (filed as Exhibit
                            10.15.1 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).
        10.11            -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Gasco
                            Limited Partnership. (filed as Exhibit 10.16 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.11.1          -- Amendment to Expense Allocation and Participation
                            Agreement, dated October 21, 1996, between Brigham Oil &
                            Gas, L.P. and Gasco Limited Partnership (filed as Exhibit
                            10.16.1 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).
        10.12            -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Middle
                            Bay Oil Company, Inc. (filed as Exhibit 10.17 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.12.1          -- Amendment to Expense Allocation and Participation
                            Agreement, dated September 26, 1996, between Brigham Oil
                            & Gas, L.P. and Middle Bay Oil Company, Inc. (filed as
                            Exhibit 10.17.1 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.12.2          -- Letter Amendment to Expense Allocation and Participation
                            Agreement, dated May 20, 1996, between Brigham Oil & Gas,
                            L.P. and Middle Bay Oil Company, Inc. (filed as Exhibit
                            10.17.2 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.13            -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and among Stephens Production Company and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.18 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.14            -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and between Vintage Petroleum, Inc. and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.19 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.15            -- Processing Alliance Agreement, dated July 20, 1993,
                            between Veritas Seismic Ltd. and Brigham Oil & Gas, L.P.
                            (filed as Exhibit 10.20 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333- 22491), and
                            incorporated herein by reference).
        10.15.1          -- Letter Amendment to Processing Alliance Agreement, dated
                            November 3, 1994, between Veritas Seismic Ltd. and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.20.1 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.16            -- Agreement and Assignment of Interest, West Bradley
                            Project, dated September 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P. (filed as Exhibit 10.21 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.17            -- Agreement and Assignment of Interests in lands located in
                            Grady County, Oklahoma, West Bradley Project, dated
                            December 1, 1995, by and between Aspect Resources Limited
                            Liability Company, Brigham Oil & Gas, L.P. and Venture
                            Acquisitions, L.P. (filed as Exhibit 10.22 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.18            -- Agreement and Assignment of Interests, West Bradley
                            Project, dated December 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P. (filed as Exhibit 10.23 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.19            -- Geophysical Exploration Agreement, Hardeman Project,
                            Hardeman and Wilbarger Counties, Texas and Jackson
                            County, Oklahoma, dated March 15, 1993 by and among
                            General Atlantic Resources, Inc., Maynard Oil Company,
                            Ruja Muta Corporation, Tucker Scully Interests Ltd., JHJ
                            Exploration, Ltd., Cheyenne Petroleum Company, Antrim
                            Resources, Inc., and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.24 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.20            -- Agreement and Partial Assignment of Interests in OK13-P
                            Prospect Area, Jackson County, Oklahoma (Hardeman
                            Project), dated August 1, 1995, by and between Brigham
                            Oil & Gas, L.P. and Aspect Resources Limited Liability
                            Company (filed as Exhibit 10.25 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.21            -- Agreement and Partial Assignment of Interests in Q140-E
                            Prospect Area, Hardeman County, Texas (Hardeman Project),
                            dated August 1, 1995, by and between Brigham Oil & Gas,
                            L.P. and Aspect Resources Limited Liability Company
                            (filed as Exhibit 10.26 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.22            -- Agreement and Partial Assignment of Interests in Hankins
                            #1 Chappel Prospect Agreement, Jackson County, Oklahoma
                            (Hardeman Project), dated March 21, 1996, by and between
                            Brigham Oil & Gas, L.P., NGR, Ltd. and Aspect Resources
                            Limited Liability Company (filed as Exhibit 10.27 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.23            -- Form of Indemnity Agreement between the Registrant and
                            each of its executive officers (filed as Exhibit 10.28 to
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.24            -- Registration Rights Agreement dated February 26, 1997 by and among Brigham Exploration Company, General Atlantic
                            Partners III L.P., GAP-Brigham Partners, L.P., RIMCO
                            Partners, L.P. II, RIMCO Partners L.P. III, and RIMCO
                            Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham,
                            Harold D. Carter, Craig M. Fleming, David T. Brigham and
                            Jon L. Glass (filed as Exhibit 10.29 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.25            -- 1997 Director Stock Option Plan (filed as Exhibit 10.30 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.26            -- Form of Employee Stock Ownership Agreement (filed as
                            Exhibit 10.31 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.27            -- Agreement and Assignment of Interest in Geophysical
                            Exploration Agreement, Esperson Dome Project, dated
                            November 1, 1994, by and between Brigham Oil & Gas, L.P.
                            and Vaquero Gas Company (filed as Exhibit 10.33 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.28            -- Geophysical Exploration Agreement, Southwest Danbury
                            Project, Brazoria County, Texas, dated as of July 1,
                            1996, by and among UNEXCO, Inc. and Brigham Oil & Gas,
                            L.P. (filed as Exhibit 10.34 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.29            -- Geophysical Exploration Agreement, Welder Project, Duval
                            County, Texas, dated as of October 1, 1996, by and among
                            UNEXCO, Inc. and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.35 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.30            -- Proposed Trade Structure, RIMCO/Tigre Project, Vermillion
                            Parish, Louisiana, among Brigham Oil & Gas, L.P., Tigre
                            Energy Corporation and Resource Investors Management
                            Company (filed as Exhibit 10.36.1 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.30.1          -- Letter relating to Proposed Trade Structure, RIMCO/Tigre
                            Project, dated January 31, 1997, from Resource Investors
                            Management Company to Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.36.1 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.31            -- Anadarko Basin Seismic Operations Agreement II, dated as of April 1, 1997, by and between Brigham Oil & Gas, L.P.
                            (filed as Exhibit 10.37 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.31.1          -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement II, dated March 20, 1997, between Brigham Oil &
                            Gas, L.P. and Veritas DGC Land, Inc. (filed as Exhibit
                            10.37 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.32            -- Expense Allocation and Participation Agreement II, dated
                            April 1, 1997, between Brigham Oil & Gas, L.P., and Gasco
                            Limited Partnership (filed as Exhibit 10.31 to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended June 30, 1997, and incorporated herein by
                            reference).
        10.33            -- Credit Agreement dated as of January 26, 1998 among
                            Brigham Oil & Gas, L.P., Bank of Montreal, as Agent, and
                            the lenders signatory thereto (filed as Exhibit 10.36 to
                            the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1997, and incorporated herein by
                            reference).
        10.33.1++        -- Guaranty Agreement dated January 26, 1998 by Brigham
                            Exploration Company in favor of Bank of Montreal, as
                            Agent, and each of the Lenders party to the Credit
                            Agreement.
        10.33.2+         -- First Amendment to Guaranty Agreement dated as of March
                            30, 1998 between Brigham Exploration Company and Bank of
                            Montreal, as agent for the Lenders party to the Credit
                            Agreement.
        21+              -- Subsidiaries of the Registrant.
        23.1+            -- Consent of Thompson & Knight, A Professional Corporation
                            (included in Exhibit 5 above).
        23.2+            -- Consent of Price Waterhouse LLP, independent accountants.
        23.3++           -- Consent of Cawley, Gillespie & Associates, Inc.,
                            independent petroleum engineers.
        24.1++           -- Powers of Attorney.


---------------

*    Management contract or compensatory plan.


+    Filed herewith.



++   Previously filed.


     (b) Financial Statement Schedules: None.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the particular Underwriter, to permit prompt delivery to each purchaser.

     The undersigned Registrant also hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Brigham Exploration Company has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on June 4, 1998.


                                            BRIGHAM EXPLORATION COMPANY

                                            By:     /s/ BEN M. BRIGHAM

                                              ----------------------------------
                                                        Ben M. Brigham
                                              President, Chief Executive Officer
                                                              and
                                                    Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                 /s/ BEN M. BRIGHAM                    President, Chief Executive         June 4, 1998
-----------------------------------------------------  Officer and Chairman of the Board
                   Ben M. Brigham                      (principal executive officer)

                /s/ ANNE L. BRIGHAM*                   Executive Vice President and       June 4, 1998
-----------------------------------------------------  Director
                   Anne L. Brigham

                /s/ CRAIG M. FLEMING*                  Chief Financial Officer            June 4, 1998
-----------------------------------------------------  (principal financial and
                  Craig M. Fleming                     accounting officer)

                  /s/ JON L. GLASS*                    Vice President -- Exploration and  June 4, 1998
-----------------------------------------------------  Director
                    Jon L. Glass

                /s/ HAROLD D. CARTER*                  Director                           June 4, 1998
-----------------------------------------------------
                  Harold D. Carter

                /s/ GARY J. MILAVEC*                   Director                           June 4, 1998
-----------------------------------------------------
                   Gary J. Milavec

               /s/ ALEXIS M. CRANBERG*                 Director                           June 4, 1998
-----------------------------------------------------
                 Alexis M. Cranberg

              /s/ STEPHEN P. REYNOLDS*                 Director                           June 4, 1998
-----------------------------------------------------
                 Stephen P. Reynolds

               *By: /s/ BEN M. BRIGHAM
  ------------------------------------------------
                   Ben M. Brigham
                  Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1+              -- Form of Underwriting Agreement
         2.1             -- Exchange Agreement (filed as Exhibit 2.1 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
         3.1             -- Certificate of Incorporation (filed as Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
         3.2             -- Bylaws (filed as Exhibit 3.2 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
         4.1             -- Form of Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
         5+              -- Opinion of Thompson & Knight, A Professional Corporation
        10.1             -- Agreement of Limited Partnership of Venture Acquisitions,
                            L.P., dated September 23, 1994, by and between Quest
                            Resources, L.L.C. and RIMCO Energy, Inc. as general
                            partners, and RIMCO Production Company, Inc., RIMCO
                            Exploration Partners, L.P. I and RIMCO Exploration
                            Partners, L.P. II, as limited partners (filed as Exhibit
                            10.2 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.2             -- Regulations of Quest Resources, L.L.C. (filed as Exhibit
                            10.3 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.3             -- Management and Ownership Agreement, dated September 23,
                            1994, by and among Brigham Oil & Gas, L.P., Brigham
                            Exploration Company, General Atlantic Partners III, L.P.,
                            Harold D. Carter, Ben M. Brigham and GAP-Brigham
                            Partners, L.P. (filed as Exhibit 10.4 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.4*+           -- Consulting Agreement, dated May 1, 1997, by and between
                            Brigham Oil & Gas, L.P. and Harold D. Carter.
        10.5*            -- Employment Agreement, by and between Brigham Exploration
                            Company and Ben M. Brigham (filed as Exhibit 10.7 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.6*            -- Form of Confidentiality and Noncompete Agreement between the Registrant and each of its executive officers (filed
                            as Exhibit 10.8 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.7*            -- 1997 Incentive Plan of Brigham Exploration Company (filed as Exhibit 10.9 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.7.1*          -- Form of Option Agreement for certain executive officers
                            (filed as Exhibit 10.9.1 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.7.2*          -- Option Agreement dated as of March 4, 1997, by and
                            between Brigham Exploration Company and Jon L. Glass
                            (filed as Exhibit 10.9.2 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.8*            -- Incentive Bonus Plan dated as of February 28, 1997 of
                            Brigham, Inc. and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.10 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.9.1+          -- First Amendment to Two Bridge Point Lease Agreement dated
                            April 11, 1997 between Investors Life Insurance Company
                            of North America and Brigham Oil & Gas, L.P.
        10.9.2+          -- Second Amendment to Two Bridge Point Lease Agreement
                            dated October 13, 1997 between Investors Life Insurance
                            Company of North America and Brigham Oil & Gas, L.P.
        10.9.3+          -- Letter dated April 17, 1998 exercising Right of First
                            Refusal to Lease "3rd Option Space."
        10.9             -- Two Bridge Point Lease Agreement, dated September 30,
                            1996, by and between Investors Life Insurance Company of
                            North America and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.14 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.10            -- Anadarko Basin Seismic Operations Agreement, dated
                            February 15, 1996, by and between Brigham Oil & Gas, L.P.
                            and Veritas Geophysical, Ltd. (filed as Exhibit 10.15 to
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.10.1          -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement, dated June 10, 1996, between Brigham Oil &
                            Gas, L.P. and Veritas Geophysical, Ltd. (filed as Exhibit
                            10.15.1 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).
        10.11            -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Gasco
                            Limited Partnership. (filed as Exhibit 10.16 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.11.1          -- Amendment to Expense Allocation and Participation
                            Agreement, dated October 21, 1996, between Brigham Oil &
                            Gas, L.P. and Gasco Limited Partnership (filed as Exhibit
                            10.16.1 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).
        10.12            -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Middle
                            Bay Oil Company, Inc. (filed as Exhibit 10.17 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.12.1          -- Amendment to Expense Allocation and Participation
                            Agreement, dated September 26, 1996, between Brigham Oil
                            & Gas, L.P. and Middle Bay Oil Company, Inc. (filed as
                            Exhibit 10.17.1 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.12.2          -- Letter Amendment to Expense Allocation and Participation
                            Agreement, dated May 20, 1996, between Brigham Oil & Gas,
                            L.P. and Middle Bay Oil Company, Inc. (filed as Exhibit
                            10.17.2 to the Company's Registration Statement on Form
                            S-1 (Registration No. 333-22491), and incorporated herein
                            by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.13            -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and among Stephens Production Company and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.18 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.14            -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and between Vintage Petroleum, Inc. and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.19 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.15            -- Processing Alliance Agreement, dated July 20, 1993,
                            between Veritas Seismic Ltd. and Brigham Oil & Gas, L.P.
                            (filed as Exhibit 10.20 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333- 22491), and
                            incorporated herein by reference).
        10.15.1          -- Letter Amendment to Processing Alliance Agreement, dated
                            November 3, 1994, between Veritas Seismic Ltd. and
                            Brigham Oil & Gas, L.P. (filed as Exhibit 10.20.1 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.16            -- Agreement and Assignment of Interest, West Bradley
                            Project, dated September 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P. (filed as Exhibit 10.21 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.17            -- Agreement and Assignment of Interests in lands located in
                            Grady County, Oklahoma, West Bradley Project, dated
                            December 1, 1995, by and between Aspect Resources Limited
                            Liability Company, Brigham Oil & Gas, L.P. and Venture
                            Acquisitions, L.P. (filed as Exhibit 10.22 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.18            -- Agreement and Assignment of Interests, West Bradley
                            Project, dated December 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P. (filed as Exhibit 10.23 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.19            -- Geophysical Exploration Agreement, Hardeman Project,
                            Hardeman and Wilbarger Counties, Texas and Jackson
                            County, Oklahoma, dated March 15, 1993 by and among
                            General Atlantic Resources, Inc., Maynard Oil Company,
                            Ruja Muta Corporation, Tucker Scully Interests Ltd., JHJ
                            Exploration, Ltd., Cheyenne Petroleum Company, Antrim
                            Resources, Inc., and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.24 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.20            -- Agreement and Partial Assignment of Interests in OK13-P
                            Prospect Area, Jackson County, Oklahoma (Hardeman
                            Project), dated August 1, 1995, by and between Brigham
                            Oil & Gas, L.P. and Aspect Resources Limited Liability
                            Company (filed as Exhibit 10.25 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.21            -- Agreement and Partial Assignment of Interests in Q140-E
                            Prospect Area, Hardeman County, Texas (Hardeman Project),
                            dated August 1, 1995, by and between Brigham Oil & Gas,
                            L.P. and Aspect Resources Limited Liability Company
                            (filed as Exhibit 10.26 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.22            -- Agreement and Partial Assignment of Interests in Hankins
                            #1 Chappel Prospect Agreement, Jackson County, Oklahoma
                            (Hardeman Project), dated March 21, 1996, by and between
                            Brigham Oil & Gas, L.P., NGR, Ltd. and Aspect Resources
                            Limited Liability Company (filed as Exhibit 10.27 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.23            -- Form of Indemnity Agreement between the Registrant and
                            each of its executive officers (filed as Exhibit 10.28 to
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.24            -- Registration Rights Agreement dated February 26, 1997 by and among Brigham Exploration Company, General Atlantic
                            Partners III L.P., GAP-Brigham Partners, L.P., RIMCO
                            Partners, L.P. II, RIMCO Partners L.P. III, and RIMCO
                            Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham,
                            Harold D. Carter, Craig M. Fleming, David T. Brigham and
                            Jon L. Glass (filed as Exhibit 10.29 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.25            -- 1997 Director Stock Option Plan (filed as Exhibit 10.30 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.26            -- Form of Employee Stock Ownership Agreement (filed as
                            Exhibit 10.31 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.27            -- Agreement and Assignment of Interest in Geophysical
                            Exploration Agreement, Esperson Dome Project, dated
                            November 1, 1994, by and between Brigham Oil & Gas, L.P.
                            and Vaquero Gas Company (filed as Exhibit 10.33 to the
                            Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.28            -- Geophysical Exploration Agreement, Southwest Danbury
                            Project, Brazoria County, Texas, dated as of July 1,
                            1996, by and among UNEXCO, Inc. and Brigham Oil & Gas,
                            L.P. (filed as Exhibit 10.34 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.29            -- Geophysical Exploration Agreement, Welder Project, Duval
                            County, Texas, dated as of October 1, 1996, by and among
                            UNEXCO, Inc. and Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.35 to the Company's Registration Statement on
                            Form S-1 (Registration No. 333-22491), and incorporated
                            herein by reference).
        10.30            -- Proposed Trade Structure, RIMCO/Tigre Project, Vermillion
                            Parish, Louisiana, among Brigham Oil & Gas, L.P., Tigre
                            Energy Corporation and Resource Investors Management
                            Company (filed as Exhibit 10.36.1 to the Company's
                            Registration Statement on Form S-1 (Registration No.
                            333-22491), and incorporated herein by reference).
        10.30.1          -- Letter relating to Proposed Trade Structure, RIMCO/Tigre
                            Project, dated January 31, 1997, from Resource Investors
                            Management Company to Brigham Oil & Gas, L.P. (filed as
                            Exhibit 10.36.1 to the Company's Registration Statement
                            on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).
        10.31            -- Anadarko Basin Seismic Operations Agreement II, dated as of April 1, 1997, by and between Brigham Oil & Gas, L.P.
                            (filed as Exhibit 10.37 to the Company's Registration
                            Statement on Form S-1 (Registration No. 333-22491), and
                            incorporated herein by reference).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.31.1          -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement II, dated March 20, 1997, between Brigham Oil &
                            Gas, L.P. and Veritas DGC Land, Inc. (filed as Exhibit
                            10.37 to the Company's Registration Statement on Form S-1
                            (Registration No. 333-22491), and incorporated herein by
                            reference).
        10.32            -- Expense Allocation and Participation Agreement II, dated
                            April 1, 1997, between Brigham Oil & Gas, L.P., and Gasco
                            Limited Partnership (filed as Exhibit 10.31 to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended June 30, 1997, and incorporated herein by
                            reference).
        10.33            -- Credit Agreement dated as of January 26, 1998 among
                            Brigham Oil & Gas, L.P., Bank of Montreal, as Agent, and
                            the lenders signatory thereto (filed as Exhibit 10.36 to
                            the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1997, and incorporated herein by
                            reference).
        10.33.1++        -- Guaranty Agreement dated January 26, 1998 by Brigham
                            Exploration Company in favor of Bank of Montreal, as
                            Agent, and each of the Lenders party to the Credit
                            Agreement.
        10.33.2+         -- First Amendment to Guaranty Agreement dated as of March
                            30, 1998 between Brigham Exploration Company and Bank of
                            Montreal, as agent for the Lenders party to the Credit
                            Agreement.
        21+              -- Subsidiaries of the Registrant.
        23.1+            -- Consent of Thompson & Knight, A Professional Corporation
                            (included in Exhibit 5 above).
        23.2+            -- Consent of Price Waterhouse LLP, independent accountants.
        23.3++           -- Consent of Cawley, Gillespie & Associates, Inc.,
                            independent petroleum engineers.
        24.1++           -- Powers of Attorney.


---------------

*  Management contract or compensatory plan.


+  Filed herewith.



++  Previously filed.